Exhibit 4.27

USD 200,000,000 REVOLVING CREDIT AGREEMENT
dated as of
February 7 2007,
among
COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE — VERITAS,
THE LENDERS PARTY HERETO
NATIXIS
as Facility Agent
and
CREDIT SUISSE
as Collateral Agent

NATIXIS
as Mandated Lead Arranger
BNP PARIBAS
SG CORPORATE & INVESTMENT BANKING
CREDIT MUTUEL — CIC
CALYON
KBC
as Lead Arrangers

CREDIT AGREEMENT dated as of February 7, 2007, among
(A)	COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE — VERITAS, a société anonyme incorporated under the laws of France (registration number 969 202 241 RCS Evry) (the “Borrower”);

(B)	NATIXIS, BNP PARIBAS, SOCIETE GENERALE, CREDIT MUTUEL – CIC (acting through Crédit Industriel et Commercial), CALYON and KBC, (the “Lenders”);

(C)	NATIXIS, as facility agent (the “Facility Agent”);

(D)	NATIXIS, as mandated lead arranger (the “Mandated Lead Arranger”);

(E)	CREDIT SUISSE, as security agent (the “Collateral Agent”) for the Lenders; and

(F)	BNP PARIBAS, SG CORPORATE & INVESTMENT BANKING (the corporate and investment banking division of SOCIÉTÉ GÉNÉRALE), CREDIT MUTUEL – CIC (acting through Crédit Industriel et Commercial), CALYON and KBC, as lead arrangers (the “Lead Arrangers”).
     The Borrower has requested the Lenders to extend credit in the form of Revolving Loans at any time and from time to time prior to the Revolving Credit Maturity Date, in an aggregate principal amount at any time outstanding not in excess of $200,000,000. The Borrower has requested the Swingline Lenders to grant within the Revolving Credit Commitments credit, at any time and from time to time prior to the Revolving Credit Maturity Date, in the form of Swingline Loans, in an aggregate principal amount at any time outstanding not in excess of $50,000,000. The proceeds of the Revolving Loans and the Swingline Loans are to be used solely for general corporate purposes of the Borrower.
     The Lenders are willing to extend such credit to the Borrower on the terms and subject to the conditions set forth herein. Accordingly, the parties hereto agree as follows:
ARTICLE I
Definitions
     SECTION 1.01. Defined Terms
     As used in this Agreement, the following terms shall have the meanings specified below:
     “Accounting Reference Date” shall mean December 31.
     “Additional Guarantor” shall mean a company which becomes an Additional Guarantor in accordance with Section 5.20(d) and the terms of the Guarantee Agreement or the Norwegian Guarantee Agreement, as applicable.
     “Affiliate” shall mean, when used with respect to a specified person, another person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the person specified; provided, however, that, for purposes of Section 6.09, the term “Affiliate” shall also include any person that directly or indirectly owns 10% or more of any class of Equity Interests of the person specified or that is an officer or director of the person specified.
     “Aggregate Revolving Credit Exposure” shall mean the aggregate amount of the Lenders’ Revolving Credit Exposures.
     “Annual Financial Statement” shall mean the financial statements for a Fiscal Year delivered pursuant to Section 5.01(a).
     “Applicable Percentage” shall mean, for any day, with respect to any Revolving Loan or Swingline Loan, the applicable percentage set forth in the applicable table below under the caption “Margin”, as the case may be, based upon the Corporate Ratings applicable on such date:

Corporate Ratings of the Borrower	Margin
Category 3 BB+ or better by S&P and Ba1 or better by Moody’s	1.50%
Category 2 BB by S&P and Ba2 by Moody’s, or BB+ or better by S&P and Ba2 by Moody’s, or BB by S&P and Ba1 or better by Moody’s	1.75%
Category 1 Other Ratings	2.00%
Each change in the Applicable Percentage resulting from a change in the Corporate Ratings of the Borrower shall be effective with respect to all Loans outstanding on and after the date on which such change is first publicly announced by S&P or Moody’s, as applicable, until the date immediately preceding the next date on which any change in the Corporate Ratings that results in change in the Applicable Percentage is so announced. Notwithstanding the foregoing, the Corporate Ratings shall be deemed to be in Category 1 of each table above for purposes of determining the Applicable Percentage (a) at any time on or prior to March 31, 2007, (b) at any time after the occurrence and during the continuance of an Event of Default and (c) at any time during which either S&P or Moody’s shall not have in effect the applicable Corporate Rating. If the rating system of S&P or Moody’s shall change, or if either such rating agency shall cease to be in the business of issuing corporate credit ratings, the Borrower shall negotiate in good faith with the Lenders to amend this definition to reflect such changed rating system or the non-availability of ratings from such rating agency and, pending the effectiveness of any such amendment, the rating of such rating agency shall be determined by reference to the rating most recently in effect from such rating agency prior to such change or cessation.
     “Arranger” shall mean each of the Mandated Lead Arranger and the Lead Arrangers.
     “Asset Sale” shall mean the sale, transfer or other disposition (by way of merger, casualty, condemnation or otherwise) by the Borrower or any of the other Subsidiaries to any person other than the Borrower or any other Obligor of (a) any Equity Interests of any of the Subsidiaries (other than directors’ qualifying shares) or (b) any other assets of the Borrower or any of the other Subsidiaries (other than (i) any Permitted Disposal described in clause (a), (b), (c), (d) (provided that cash consideration is not received in connection with such Permitted Disposal under such clause (d)), (e)(i), (e)(ii), (e)(iii), (f), (i), (j), (k), (l) or (o) of the definition thereof and (ii) any other sale, transfer or other disposition or series of related sales, transfers or other dispositions, in each case having a value not in excess of $1,500,000).
     “Auditors” shall mean the external auditors of the Borrower.
     “Authorization” shall mean an authorization, consent, approval, resolution, license, exemption, filing, notarization or registration.
     “Available Amount” shall mean, as of the Closing Date, $0, which amount shall be (a) increased, on the date of delivery in any Fiscal Year of the Compliance Certificate required by Section 5.02 setting forth the calculation of Excess Cash Flow for the preceding Fiscal Year (each such date being an “ECF Prepayment Date”) by an amount equal to the amount of such Excess Cash Flow that is not required to be used to prepay the Loans (without giving effect to any rejection right on the part of the Lenders), (b) increased, on the date of receipt by Parent, CGG Veritas Services Inc. or any other Obligor of the net cash proceeds of any Equity Issuance, by an amount equal to the amount of such net cash proceeds that is not required to be used to prepay the Loans (without giving effect to any rejection right on the part of the Lenders), and (c) reduced (but not below $0) (i) on each ECF Prepayment Date where Excess Cash Flow for the immediately preceding Fiscal Year is a negative number, by such amount, and (ii) at the time any Permitted Acquisition, Permitted Investment, Permitted Loan or Restricted Payment is made pursuant to Section 6.05, Section 6.06(b), Section 6.10(b) or Section 6.12(b)(x), with an amount attributable to the Available Amount, by the portion thereof so utilized.
     “Base Case Model” shall mean the base case model prepared by the Borrower and delivered to the Facility Agent prior to the date of this Agreement.
     “Borrowing” shall mean Revolving Loans including any Swingline Loan.
     “Borrowing Request” shall mean (a) with respect to a Revolving Loan (other than a Swingline Loan), a request by the Borrower in accordance with the terms of Section 2.03 (Borrowing Procedure) and substantially in the form of Schedule 3 (Borrowings Request) Part I, or (b) with respect to a Swingline Loan, a request by the Borrower in accordance with the terms of Section 2.19 (b) and substantially in the form of Schedule 3 (Borrowings Request) Part II, such other form as shall be approved by the Facility Agent.
     “Bridge Facility” shall mean the credit facility made available to the Borrower pursuant to the Bridge Facility Agreement in an aggregate principal amount not to exceed $700,000,000 (or its equivalent in another currency or currencies).
     “Bridge Facility Agreement” shall mean the Single Currency Term Facility Agreement dated as of November 22, 2006, among the Borrower, the guarantors party thereto, Credit Suisse International, as arranger, the lenders party thereto and Credit Suisse, London Branch, as agent and as security agent.
     “Bridge Facility Security Documents” shall mean all security documents entered into by any Obligor creating or expressed to create any Security over all or any part of its assets in respect of the obligations of any of the Obligors in connection with the Bridge Facility Agreement.
     “Business Day” shall mean a day (other than a Saturday or Sunday) on which banks are open for general business in London and Paris, and (i) in relation to any date for payment or purchase of euro, any TARGET Day; (ii) in relation to any date for payment or purchase of dollars any day on which bank are open for general business in New-York; and (iii) in relation to any date for payment or purchase in a currency other than euro or dollars, the principal financial centre of the country of that currency.
     “Capital Expenditures” shall mean investments made in multi-client surveys as such item appears in the consolidated accounts “Document de Référence” plus purchase of tangible and intangibles or property, plant and equipment as the case may be plus equipment acquired under capital lease (other than charters of seismic vessels), but excluding in each case any such expenditure made to restore, replace or rebuild property to the condition of such property immediately prior to any damage, loss, destruction or condemnation of such property, to the extent such expenditure is made with insurance proceeds, condemnation awards or damage recovery proceeds relating to any such damage, loss, destruction or condemnation.
     “Capital Lease Obligations” of any person shall mean the obligations of such person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such person under IFRS, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with IFRS.
     “Cash” shall mean, at any time, cash at banks (including short-term deposits) denominated in any currency and credited to an account in the name of one or more members of the Group with a bank and to which such member or members of the Group are alone beneficially entitled and provided that (a) such cash is repayable on demand with or without penalty (except where cash is repayable with a penalty, such penalty shall be taken into account in determining the amount of such cash), (b) repayment of such cash is not contingent on the prior discharge of any other indebtedness of any Group member or of any other person whatsoever or on the satisfaction of any other condition and (c) such cash is freely transferable to an Obligor.
     “Cash Equivalent Investments” shall mean at any time (a) certificates of deposit maturing within one year after the relevant date of calculation; (b) any investment in marketable debt obligations issued or guaranteed by the government of the United States of America, the United Kingdom, France, any member state of the European Economic Area or any Participating Member State or by an instrumentality or agency of any of them having an equivalent credit rating, maturing within one year after the relevant date of calculation and not convertible or exchangeable to any other security; (c) commercial paper not convertible or exchangeable to any other security: (i) for which a recognized trading market exists; (ii) issued by an issuer incorporated in the United States of America, the United Kingdom, France, any member state of the European Economic Area or any Participating Member State; (iii) which matures within one year after the relevant date of calculation; and (iv) which has a credit rating of either A-1 or higher by S&P or Fitch Ratings Ltd or P-1 or higher by Moody’s, or, if no rating is available in respect of the commercial paper, the issuer of which has, in respect of its long-term unsecured and non-credit enhanced debt obligations, an equivalent rating; (d) sterling bills of exchange eligible for rediscount at the Bank of England (or their dematerialized equivalent); (e) any investment accessible within 30 days in money market funds which have a credit rating of either A-1 or higher by S&P or Fitch Rating Ltd or P-1 or higher by Moody’s and which invest substantially all their assets in securities of the types described in clauses (a) through (d) above; (f) investments in so-called “auction rate” securities rated AAA or higher by S&P or Aaa or higher by Moody’s and which have a reset date not more than 90 days from the date of acquisition thereof; (g) other short-term investments utilized by Non U.S. Subsidiaries in accordance with normal investment practices for cash management in investments of a type analogous to the foregoing; or (h) any other debt security approved by the Majority Lenders, in each case, to which any member of the Group is beneficially entitled at that time and which is not issued or guaranteed by any member of the Group or subject to any Security (other than one arising under the Security Documents).
     “CGG Services SA Project” shall mean the reorganization of the Borrower’s existing services business by means of asset contributions to CGG Services S.A. (formerly known as CGG Marine S.A.).
     “CGG Services Holding Project” shall mean the reorganization of the Group’s services business, including, without limitation, by means of the transfer of Equity Interests of the relevant members of the Group from the Borrower to a new holding company, which shall become an Obligor hereunder.
     “CGG Veritas Services Inc.” shall mean CGG Veritas Services Inc., a corporation incorporated under the laws of Delaware, having its registered office at 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle, United States of America.
     “Change in Law” shall mean (a) the adoption of any law, rule or regulation after the date of this Agreement, (b) any change in any law, rule or regulation or in the interpretation or application thereof by any Governmental Authority after the date of this Agreement or (c) compliance by any Lender (or, for purposes of Section 2.13, by any lending office of such Lender or by such Lender’s holding company, if any) with any request, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after the date of this Agreement.
     A “Change of Control” shall be deemed to have occurred upon the occurrence of any of the following: (a) the sale, lease, transfer, conveyance or other disposition (other than by merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Borrower and its Subsidiaries, taken as a whole; (b) the adoption, by shareholders of the Borrower, of a voluntary plan relating to the liquidation or dissolution of the Borrower; (c) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any person, or persons acting in concert, becomes the beneficial owner, directly or indirectly through one or more intermediaries, of more than 35% of the voting power of the outstanding voting shares of the Borrower; or (d) the first day on which more than a majority of the members of the board of directors of the Borrower are not Continuing Directors.
     “Closing Date” means January 12, 2007.
     “Code” shall mean the US Internal Revenue Code of 1986, as amended from time to time.
     “Collateral” shall mean any property, assets or rights that are subject to a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect and shall include the Mortgaged Properties.
     “Commitment” shall mean, with respect to any Lender, such Lender’s Revolving Credit Commitment including as the case may be the Swingline Commitment.
     “Commitment Fee” shall mean thirty five per cent. (35%) of the applicable Margin.
     “Compliance Certificate” shall mean a certificate substantially in the form set out in Schedule 6.

     “Continuing Directors” shall mean, as of any date of determination, any member of the board of directors of the Borrower who (a) was a member of the board of directors of the Borrower on the date of this Agreement or (b) was nominated for election to the board of directors of the Borrower with the approval of, or whose election to the board of directors of the Borrower was ratified by, at least a majority of the members of the board of directors of the Borrower who were members of the board of directors of the Borrower on the date of this Agreement or who were so elected to the board of directors of the Borrower thereafter.
     “Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of voting securities, by contract or otherwise, and the terms “Controlling” and “Controlled” shall have meanings correlative thereto.
     “Corporate Ratings” shall mean the corporate rating of the Borrower by S&P and the corporate family rating of the Borrower by Moody’s.
     “Credit Event” shall have the meaning assigned to such term in Section 4.01.
     “Current Assets” shall mean, at any time, the consolidated current assets (other than Cash and Cash Equivalent Investments) of the Borrower and the Subsidiaries.
     “Current Liabilities” shall mean, at any time, the consolidated current liabilities of the Borrower and the Subsidiaries at such time, but excluding, without duplication, (a) the current portion of any long-term Indebtedness and (b) outstanding Revolving Loans and Swingline Loans and outstanding loans under the U.S. First Lien Credit Agreement.
     “Debt Refinancing Securities” shall mean the debt securities subject to the Engagement Letter.
     “Default” shall mean an Event of Default or any event or circumstance specified in Article VII which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.
     “Defaulting Lender” shall mean any Revolving Credit Lender that has (a) defaulted in its obligation to make a Revolving Loan or a Swingline Loan required to be made or funded by it hereunder, (b) notified the Facility Agent or an Obligor in writing that it does not intend to satisfy any such obligation or (c) become insolvent or the assets or management of which has been taken over by any Governmental Authority.
     “Demand Securities” shall mean the demand securities subject to the fee letter dated January 12, 2007, between CGG Veritas Services Inc. (formerly known as Volnay Acquisition Co. I) and the Administrative Agent under the U.S. First Lien Credit Agreement.
     “Fee Letter” shall mean the fee letter.
     “Fees” shall mean the Commitment Fees, the Administrative Agent Fees, the L/C Participation Fees and the Issuing Bank Fees.
     “dollars” or “$” or “USD” shall mean lawful money of the United States of America.

     “EBITDA” shall mean operating income (loss) of the Borrower and the Subsidiaries determined on a consolidated basis in accordance with IFRS, excluding non-recurring revenues (expenses) plus depreciation, amortization, additions (deductions) to valuation allowances of assets and dividends received from companies accounted for by the Borrower under the equity method (it being understood that EBITDA is referred to as “ORBDA” under the Bridge Facility Agreement and in the public filings and releases of the Borrower).
     “Engagement Letter” shall mean the engagement letter dated September 4, 2006, between the Borrower and the Collateral Agent.
     “Environmental Claim” shall mean any claim, proceeding, formal notice or investigation by any person in respect of any Environmental Law.
     “Environmental Law” shall mean any applicable law or regulation which relates to (a) the pollution or protection of the environment; (b) harm to or the protection of human health; (c) the conditions of the workplace; or (d) any emission or substance capable of causing harm to any living organism or the environment.
     “Environmental Permits” shall mean any permit and other Authorization and the filing of any notification, report or assessment required under any Environmental Law for the operation of the business of any member of the Group conducted on or from the properties owned or used by any member of the Group.
     “EONIA” shall mean in relation to a Business Day and any amount, (a) the applicable Screen Rate or (b) (if no Screen Rate is available for that Business Day) the arithmetic mean of the rates (rounded upwards to four (4) decimal places) as supplied to the Facility Agent at its request quoted by the Reference Banks to leading banks in the European interbank market, (a) and (b) at or about 7.00 p.m. (Paris time) on the Business Day for the offering of deposits in Euro for a period from one Business Day to the immediately following Business Day.
     “Equity Interests” shall mean shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity interests in any person, and any option, warrant or other right entitling the holder thereof to purchase or otherwise acquire any such equity interest.
     “Equity Issuance” shall mean any issuance or sale by the Borrower or any of its respective subsidiaries of any Equity Interests of the Borrower or any such subsidiary, as applicable, except in each case for (a) any issuance or sale to the Borrower or any Subsidiary and (b) any issuance of directors’ qualifying shares.
     “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as the same may be amended from time to time.
     “ERISA Affiliate” shall mean any trade or business (whether or not incorporated) that, together with any U.S. Group Member, is treated as a single employer under Section 414(b) or (c) of the Code, or solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.
     “ERISA Event” shall mean (a) any “reportable event”, as defined in Section 4043 of ERISA or the regulations issued thereunder, with respect to a Plan (other than an event for which the 30-day notice period is waived), (b) the existence with respect to any Plan of an “accumulated funding deficiency” (as defined in Section 412 of the Code or Section 302 of ERISA) and, on and after the effectiveness of the Pension Act, any failure by any Plan to satisfy the minimum funding standards (within the meaning of Section 412 of the Code or Section 302 of ERISA) applicable to such Plan, whether or not waived, (c) the filing pursuant to Section 412 of the Code or Section 303 of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan, (d) the incurrence by any U.S. Group Member or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Plan or the withdrawal or partial withdrawal of any U.S. Group Member or any of its ERISA Affiliates from any Plan or Multiemployer Plan, (e) on and after the effectiveness of the Pension Act, a determination that any Plan is, or is expected to be, in “at-risk” status (within the meaning of Title IV of ERISA), (f) the receipt by any U.S. Group Member or any of its ERISA Affiliates from the PBGC or a plan administrator of any notice relating to the intention to terminate any Plan or Plans or to appoint a trustee to administer any Plan, (g) the adoption of any amendment to a Plan that would require the provision of security pursuant to Section 401(a)(29) of the Code or Section 307 of ERISA, (h) the receipt by any U.S. Group Member or any of its ERISA Affiliates of any notice, or the receipt by any Multiemployer Plan from any U.S. Group Member or any of its ERISA Affiliates of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA (or, after the effectiveness of the Pension Act, that a multiemployer plan is in endangered or critical status within the meaning of Section 305 of ERISA), (i) the occurrence of a “prohibited transaction” with respect to which any U.S. Group Member or any of the Subsidiaries is a “disqualified person” (within the meaning of Section 4975 of the Code) or with respect to which any U.S. Group Member or any such Subsidiary could otherwise be liable, or (j) any other event or condition with respect to a Plan or Multiemployer Plan that could result in liability of CGG Veritas Services Inc. or any Subsidiary.
     “EURIBOR” means, in relation to any Loan in euro:
(a)	the applicable Screen Rate; or

(b)	(if no Screen Rate is available for the Interest Period of that Loan) the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Facility Agent at its request quoted by the Reference Banks to leading banks in the European interbank market, as of 11.00 a.m. on the Quotation Day for the offering of deposits in euro for a period comparable to the Interest Period of the relevant Loan.
     “euros”, “EUR” or “€” shall mean lawful money of the European Economic Area.
     “Event of Default” shall mean any event or circumstance specified as such in Article VII.
     “Excess Cash Flow” shall mean, for any Fiscal Year of the Borrower, the excess of (a) the sum, without duplication, of (i) EBITDA for such Fiscal Year and (ii) reductions to noncash working capital of the Borrower and the Subsidiaries for such Fiscal Year over (b) the sum, without duplication, of (i) the amount of any Taxes payable in cash by the Borrower and the Subsidiaries with respect to such Fiscal Year, (ii) Total Interest Costs for such Fiscal Year paid in cash, (iii) Capital Expenditures during such Fiscal Year, except to the extent financed with the proceeds of Financial Indebtedness, equity issuances, casualty proceeds, condemnation proceeds or other proceeds that would not be included in EBITDA, (iv) permanent repayments of Financial Indebtedness (other than (x) mandatory prepayments of Loans under Section 2.12 and (y)

Voluntary Prepayments) made in cash by the Borrower and the Subsidiaries during such Fiscal Year, but only to the extent that the Financial Indebtedness so prepaid by its terms cannot be reborrowed or redrawn and such prepayments do not occur in connection with a refinancing of all or any portion of such Financial Indebtedness, (v) without duplication of amounts reflected in Total Interest Costs for such Fiscal Year, all cash payments made pursuant to Treasury Transactions during such Fiscal Year, (vi) Permitted Acquisitions made in cash by the Borrower and the Subsidiaries during such Fiscal Year, (vii) Restricted Payments made in cash in accordance with Section 6.12 by the Borrower and the Subsidiaries during such Fiscal Year and (viii) additions to noncash working capital for such Fiscal Year (i.e., the increase, if any, in Current Assets minus Current Liabilities from the beginning to the end of such Fiscal Year).
     “Existing Bond Indenture” means the indenture dated April 28, 2005, among the CGG Veritas Services Inc., as issuer, certain of its Affiliates, as guarantors, and JPMorgan Chase Bank, National Association, as trustee, pursuant to which the Existing Bonds were issued, as amended, restated, supplemented or otherwise modified from time to time.
     “Existing Bonds” shall mean the existing 7 1/2% Senior Notes due 2015 of the Borrower.
     “Facility” shall mean the revolving credit facility including the swingline credit facility provided in this Agreement.
     “Facility Agent Fees” shall have the meaning assigned to such term in Section 2.05(b).
     “Fee Letter” shall mean the fee letter dated 7 February, 2007, between the Borrower and the Facility Agent, and any other agreement entered into in connection with the Facilities, setting out any of the fees referred to in Section 2.05.
     “Fees” shall mean the Commitment Fees, the Participation Fees, the Arrangement Fees and the Facility Agent Fees.
     “Finance Document” shall mean this Agreement, the Intercreditor Agreement, any Compliance Certificate, any Fee Letter, any Security Document, any Borrowing Request, executed and delivered pursuant to Section 2.04(e) and any other document designated as a “Finance Document” by the Facility Agent and the Borrower.
     “Finance Party” shall mean the Facility Agent, the Collateral Agent, an Arranger or a Lender.
     “Financial Indebtedness” shall mean any indebtedness for or in respect of: (a) moneys borrowed; (b) any amount raised by acceptance under any acceptance credit facility; (c) any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures or any similar instrument; (d) the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with IFRS, be treated as a finance or capital lease; (e) receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis); (f) any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing; (g) any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value shall be taken into account); (h) any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution; (i) all obligations issued or assumed as the deferred purchase price of property or services (excluding trade accounts payable and accrued obligations incurred in the ordinary course of business); and (j) the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in clauses (a) to (i) above; provided that any indebtedness for or in respect of any Permitted Guarantee shall not constitute “Financial Indebtedness” hereunder to the extent such indebtedness is not due and payable.
     “Financial Officer” of any person shall mean the chief financial officer, deputy chief financial officer, principal accounting officer, treasurer or controller of such person.
     “Financial Quarter” shall mean the period commencing on the day after one Quarter Date and ending on the next Quarter Date.
     “Fiscal Year” shall mean a calendar year ending on December 31.
     “French GAAP” shall mean generally accepted accounting principles in France.
     “Governmental Authority” shall mean the government of France, the United States or any other nation, or any state, regional or local political subdivision or department thereof, and any other governmental or regulatory agency, authority, body, commission, central bank, board, bureau, organ, court, instrumentality or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, in each case whether federal, state, local or foreign (including supra-national bodies such as the European Union or the European Central Bank).
     “Group” shall mean the Borrower and its Subsidiaries.
     “Group Restructuring” shall mean the reorganization of the Group, including the transfer within the Group of Equity Interests of U.S. Subsidiaries and Non U.S. Subsidiaries.
     “Guarantee Agreement” shall mean the guarantee agreement defined in Schedule 4, paragraph (8), entered in the agreed form.
     “Guarantor” shall mean an Original Guarantor or an Additional Guarantor, unless it has ceased to be a Guarantor in accordance with the terms of the Guarantee Agreement or the Norwegian Guarantee Agreement, as applicable.
     “Hazardous Materials” shall mean (a) any petroleum products or byproducts and all other hydrocarbons, coal ash, radon gas, asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, chlorofluorocarbons and all other ozone-depleting substances and (b) any chemical, material, substance or waste that is prohibited, limited or regulated by or pursuant to any Environmental Law.
     “Hedging Agreement” shall mean any interest rate protection agreement, foreign currency exchange agreement, commodity price protection agreement or other interest or currency exchange rate or commodity price hedging arrangement.
     “IFRS” shall mean International Financial Reporting Standards issued by the International Accounting Standards Board and adopted by the European Union.
     “Initial Security Documents” shall mean the security documents listed in Schedule 4.

     “Intellectual Property” shall mean (a) any patents, trademarks, service marks, designs, business names, copyrights, design rights, moral rights, inventions, confidential information, know-how and other intellectual property rights and interests, whether registered or unregistered; and (b) the benefit of all applications and rights to use such assets of each member of the Group.
     “Intercreditor Agreement” shall mean the intercreditor agreement entered into on January 12, 2007 between, among others, CGG Veritas Services Inc. (formerly Volnay), the Borrower and certain of its Subsidiaries and Credit Suisse as First Lien Collateral Agent and Second Lien Collateral Agent (in each case as defined therein).
     “Interest Payment Date” shall mean the last day of the Interest Period applicable to such Borrowing.
     “Interest Period” shall mean, with respect to the Swingline Loans, the period commencing on the date of such Borrowing and ending on the day specified in the relevant Borrowing Request, which day shall be at the latest the day that is five (5) Business Days thereafter, and with respect to any other Loan, the period commencing on the date of such Borrowing and ending on the numerically corresponding day (or, if there is no numerically corresponding day, on the last day) in the calendar month that is 1, 2, 3, 6, 9 or 12 months thereafter, as the Borrower may select in advance (or such other periods as may be agreed between the Facility Agent and the Borrower), provided that, in the case of a Borrowing with an Interest Period of more than three months’ duration, the accrued interests shall be payable on the date falling at 3-monthly intervals after the first day of the Interest Period; provided, however, that if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day. Interest shall accrue from and including the first day of an Interest Period to but excluding the last day of such Interest Period. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.
     “Joint Venture” shall mean any joint venture entity, whether a company, unincorporated firm, undertaking, association, joint venture or partnership or any other entity.
     “Legal Reservations” shall mean (a) the principle that equitable remedies may be granted or refused at the discretion of a court and the limitation of enforcement by laws relating to insolvency, reorganization and other laws generally affecting the rights of creditors; (b) the time barring of claims under any statute of limitations and defenses of set-off or counterclaim; and (c) similar principles, rights and defenses under the laws of any Relevant Jurisdiction.
     “Lenders” shall mean (a) any original Lender and (b) any bank or financial institution which has become a Party in accordance with Section 9.04 (Change to Lenders), which in each case has not ceased to be a Party in accordance with the terms of this Agreement. Unless the context clearly indicates otherwise, the term “Lenders” shall include the Swingline Lenders.
     “LIBOR” shall mean, in relation to any Loan in dollars:
(a)	the applicable Screen Rate; or

(b)	(if no Screen Rate is available for the Interest Period of that Loan) the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the

Facility Agent at its request quoted by the Reference Banks to leading banks in the London interbank market, as of 11.00 a.m. (London time) on the Quotation Day for the offering of deposits in dollars and for a period comparable to the Interest Period for that Loan.
     “Loans” shall mean the Revolving Loans including the Swingline Loans.
     “Majority Lenders” shall mean, at any time, a Lender or Lenders whose Commitments aggregate more than sixty per cent. (60%) of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated more than sixty per cent. (60%) of the Total Commitments immediately prior to the reduction) or at any other time, a Lender or Lenders whose participations in the Loans then outstanding aggregate more than sixty per cent. (60%) of all the Loans then outstanding.
     “Mandatory Costs” shall mean the percentage rate per annum calculated by the Facility Agent in accordance with Schedule 5.
     “Margin” shall mean the Margin as defined in the definition of Applicable Percentage.
     “Material Adverse Effect” shall mean a material adverse effect on (a) the business, operations, property or condition (financial or otherwise) of the Group taken as a whole; (b) the ability of the Obligors, taken as a whole, to perform their obligations under the Finance Documents; or (c) the validity or enforceability of, or the effectiveness or ranking of any Security granted or purporting to be granted pursuant to any of, the Finance Documents or the rights or remedies of any Finance Party under any of the Finance Documents.
     “Material Subsidiary” shall mean, at any time, a Subsidiary of the Borrower whose total assets, revenues and/or EBITDA then equal or exceed, individually, 10% (or, solely for purposes of Section 5.20(d) hereof, 5%) of the total assets, revenues and/or EBITDA of the Group; provided that if at any time the total assets, revenues and/or EBITDA of such individual Material Subsidiaries do not equal or exceed 85% of the total assets, revenues and/or EBITDA of the Group, the Borrower shall designate additional Subsidiaries as Material Subsidiaries such that the total assets, revenues and/or EBITDA of all Material Subsidiaries, collectively, equal or exceed 85% of the total assets, revenues and/or EBITDA of the Group. For purposes of this definition (a) the consolidated total assets, revenues and/or EBITDA of a Subsidiary of the Borrower will be determined from its financial statements (unconsolidated if it has subsidiaries) upon which the latest audited financial statements of the Group have been based; (b) if a Subsidiary of the Borrower becomes a member of the Group after the date on which the latest audited financial statements of the Group have been prepared, the consolidated total assets, revenues and/or EBITDA of that Subsidiary will be determined from its latest financial statements; (c) the consolidated total assets, revenues and/or EBITDA of the Group will be determined from its latest audited financial statements, adjusted (where appropriate) to reflect the total assets, revenues and/or EBITDA of any company or business subsequently acquired or disposed of; and (d) if a Material Subsidiary disposes of all or substantially all of its assets to another Subsidiary of the Borrower, it will immediately cease to be a Material Subsidiary and the other Subsidiary (if it is not already) will immediately become a Material Subsidiary; the subsequent financial statements of those Subsidiaries and the Group will be used to determine whether those Subsidiaries are Material Subsidiaries or not. If there is a dispute as to whether or not a company is a Material Subsidiary, a certificate of the Auditors will be, in the absence of manifest error, conclusive.

     “Maturing Loan” shall have the meaning set forth in Section 2.04(e).
     “Merger” shall mean the merger of Volnay with and into the Target and the surviving corporation merging with and into Volnay Acquisition Co. II, a Delaware corporation (now CGG Veritas Services Inc.), which occurred on January 12, 2007.
     “Moody’s” shall mean Moody’s Investors Service, Inc., or any successor thereto.
     “Mortgaged Properties” shall mean, initially, the owned real properties and leasehold and subleasehold interests of the Obligors, and shall include each other parcel of real property and improvements thereto with respect to which a Mortgage is granted pursuant to Section 5.20.
     “Mortgages” shall mean the mortgages, deeds of trust, leasehold mortgages, assignments of leases and rents, modifications and other security documents to be entered in the agreed form.
     “Multiemployer Plan” shall mean a multiemployer plan as defined in Section 4001(a)(3) of ERISA.
     “Non U.S. Subsidiary” shall mean any Subsidiary that is not a U.S. Subsidiary.
     “Norwegian Guarantee Agreement” shall mean the guarantee agreement (Norway) defined in Schedule 4, paragraph (4), entered in the agreed form.
     “Not Otherwise Applied” shall mean, with reference to any amount of the Available Amount that is proposed to be applied to a particular use or transaction, that such amount has not previously been (and is not simultaneously being) applied to anything other than that such particular use or transaction.
     “Obligations” shall mean all obligations defined as “Obligations” in the Guarantee Agreement and the other Security Documents.
     “Obligors” shall mean the Borrower and the Guarantors.
     “Original Financial Statements” shall mean (a) IFRS (French GAAP in the case of the 2003 Fiscal Year) with a U.S. GAAP reconciliation (or, in the case of the Target Group, U.S. GAAP) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of Borrower for the 2003, 2004 and 2005 Fiscal Years and for the Target Group for the 2004 and 2005 Fiscal Years; (b) (i) IFRS with a U.S. GAAP reconciliation (or, in the case of the Target Group, U.S. GAAP) unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of each of the Borrower and the Target Group for each such entity’s subsequent fiscal quarter ended 69 days before the Signing Date, which financial statements shall not be materially inconsistent with the financial statements or forecasts previously provided to the Collateral Agent and; (ii) statements showing (x) the ratio of (A) EBITDA less Capital Expenditures to (B) Total Interest Costs and (y) the Total Leverage Ratio, in each case, measured quarterly on a rolling 12 month basis, and total Capital Expenditures during a rolling 12 month period of each of the Borrower and the Target Group, in each case, ended not earlier than 54 days before the Signing Date; and (iii) in relation to any other Obligor, its audited financial statements delivered to the Facility Agent as required by Section 5.01.
     “Original Guarantors” shall mean CGG VERITAS SERVICES INC., CGG AMERICA INC., CGG CANADA SERVICES LTD., SERCEL AUSTRALIA PTY LTD., SERCEL INC.,

VERITAS INVESTMENTS INC., VERITAS GEOPHYSICAL CORPORATION, VIKING MARITIME INC., VERITAS DGC LAND INC., ALITHEIA RESOURCES INC., VERITAS GEOPHYSICAL (MEXICO) LLC, VERITAS DGC ASIA PACIFIC LTD. and CGG MARINE RESOURCES NORGE A/S.
     “Original Obligors” shall mean the Borrower and the Original Guarantors.
     “Participating Member State” shall mean any member state of the European Communities that adopts or has adopted the euro as its lawful currency in accordance with legislation of the European Community relating to Economic and Monetary Union.
     “PBGC” shall mean the Pension Benefit Guaranty Corporation referred to and defined in ERISA.
     “Pension Act” means the Pension Protection Act of 2006, as amended.
     “Perfection Certificate” shall mean the Perfection Certificate substantially in the form of Exhibit B to the Pledge and Security Agreement (U.S.).
     “Permitted Acquisition” shall mean (a) an acquisition by way of merger provided that the merger is permitted under clause (c) of the definition of Permitted Merger; (b) the acquisition of, or investment in, any share or interest in any Permitted Joint Venture or Permitted Investment, provided that, (i) other than as provided in subclause (ii) below, the aggregate amount of all such acquisitions and investments shall not exceed $75,000,000, and (ii) from and after the time at which $75,000,000 of acquisitions and investments permitted by this clause (b) have been made, the aggregate amount of any other acquisitions or investments permitted by this clause (b) shall be limited to the Available Amount that is Not Otherwise Applied at the time such transaction is consummated (it being understood that a single transaction may utilize amounts available, if any, under both subclause (i) and subclause (ii) of this clause (b)); (c) the acquisition of, or investment in, any share or interest in the entities set forth on Schedule 1.01(f) of the U.S. First Lien Credit Agreement, in each case pursuant to the joint venture agreement applicable thereto, as in effect on the Signing Date; (d) the acquisition by a member of the Group of any share, interest or asset sold, leased, transferred or otherwise disposed of by another member of the Group in circumstances constituting a Permitted Disposal; (e) the acquisition by a member of the Group of Cash Equivalent Investments; (f) an acquisition by a member of the Group to which the Facility Agent (on the instructions of the Majority Lenders) shall have given prior written consent; (g) the receipt by a member of the Group of any non-cash consideration from a Qualifying Business Disposal; or (h) an acquisition that is a Qualifying Acquisition.
     “Permitted Disposal” shall mean any sale, lease, transfer or other disposal (a) made in the ordinary course of business of the disposing entity or of a type described in clause (ii) of the parenthetical set forth in clause (b) of the definition of the term “Asset Sale”; (b) of access to multi-client data libraries owned by any member of the Group, but not including the sale, lease, transfer or other disposal of the ownership interests therein; (c) of assets in exchange for other assets comparable or superior as to type, value and quality; (d) the sale, transfer or disposal of assets by the Borrower or any member of the Group consisting of one 2D seismic vessel and/or one 3D seismic vessel, in exchange for equity, joint venture interests or other consideration; (e) made by (i) an Obligor to another Obligor or (ii) a non-Obligor to another non-Obligor or (iii) a non-Obligor to an Obligor or (iv) an Obligor to a non-Obligor subject to a maximum aggregate amount for all such disposals under this sub-clause (iv) of $75,000,000 during the term of the Facilities; (f) constituting the creation of any Permitted Security; (g) to which the Facility Agent (on the instructions of the Majority Lenders) shall have given prior written consent; (h) (i) with respect to assets that constitute Collateral, where the higher of the market value or consideration receivable (when aggregated with the higher of the market value or consideration receivable for any other sale, lease, transfer or other disposal by the Group in any related transaction) does not exceed $75,000,000 per Fiscal Year (or its equivalent in another currency or currencies), and (ii) with respect to assets that do not constitute Collateral, where the higher of the market value or consideration receivable (when aggregated with the higher of the market value or consideration receivable for any other sale, lease, transfer or other disposal by the Group in any related transaction) does not exceed, $100,000,000 per Fiscal Year (or its equivalent in another currency or currencies), provided that the portion (if any) of the amounts set forth in the foregoing clauses (i) and (ii) not used in any Fiscal Year may be carried forward to and used in the immediately succeeding Fiscal Year; (i) of surplus, obsolete or worn out equipment; (j) of notes or accounts receivable that, in order to resolve disputes that occur in the ordinary course of business, an Obligor may discount or otherwise compromise for less than the face value thereof; (k) of Cash or Cash Equivalent Investments; (l) of Equity Interests by an Obligor in any of its Subsidiaries in order to qualify members of the board of directors (or similar governing body) of the Subsidiary, if required by applicable law; (m) to the extent (i) required by a Government Authority or (ii) pursuant to the Synergies Implementation Plan, in each case in connection with the Merger; (n) of those assets and/or Equity Interests set forth on Schedule 1.01(g) of the U.S. First Lien Credit Agreement; (o) in connection with a sale and leaseback of the Borrower’s Massy Principal headquarters in Massy, France; (p) of the Equity Interests of Sercel Holding (including, without limitation, by way of a spin-off or initial public offering thereof), provided that such transaction results in a release of the relevant Sercel Companies as guarantors of the Existing Bonds pursuant to Section 10.04 of the Existing Bond Indenture and as Guarantors hereunder, and provided further that, in the case of a spin-off, such transaction satisfies the requirements of Section 6.12(b); (q) of assets and/or Equity Interests (including, without limitation, intercompany notes) pursuant to the CGG Services SA Project, the CGG Services Holding Project and the Group Restructuring; or (r) constituting a Qualifying Business Disposal.
     “Permitted Financial Indebtedness” shall mean (a) any Financial Indebtedness arising under any Finance Document; (b) any Financial Indebtedness arising under the Bridge Facility or the U.S. First Lien Credit Agreement; (c) any Permitted Guarantee; (d) any Financial Indebtedness arising under (x) spot and forward delivery foreign exchange contracts entered into in the ordinary course of business and not for speculative purposes; and (y) any Treasury Transaction (as defined in the U.S. First Lien Credit Agreement) entered into for the hedging of actual or projected real exposures arising in the ordinary course business of a member of the Group and not for speculative purposes; (e) any Financial Indebtedness arising under or as a result of a Permitted Joint Venture, provided that the amount of such Financial Indebtedness that is recourse to the Borrower or any Subsidiary shall not exceed $100,000,000 (or its equivalent in another currency or currencies) at any one time outstanding; (f) any Financial Indebtedness incurred by a member of the Group to which the Facility Agent (on the instructions of the Majority Lenders) shall have given prior written consent; (g) any Financial Indebtedness arising under or as a result of (i) a finance or capital lease, or purchase money Financial Indebtedness incurred by the Borrower or any Subsidiary prior to or within 270 days after the acquisition, lease or improvement of an asset permitted under this Agreement in order to finance such acquisition or improvement, and any Permitted Refinancing Indebtedness in respect thereof, the aggregate principal amount of which when aggregated with the Financial Indebtedness under each other finance or capital lease or purchase money Financial Indebtedness entered into by members of the Group does not at any one time exceed $250,000,000 (or its equivalent in another currency or currencies); (ii) the sale and leaseback of the Borrower’s Massy Principal headquarters in Massy, France; and (iii) any vessel charter of CGG Veritas Services Inc. being treated as a finance or capital lease under IFRS; (h) the Existing Bonds; (i) the Debt Refinancing Securities and any Demand Securities; (j) any Financial Indebtedness listed in Schedule 1.01(d) of the U.S. First Lien Credit Agreement; (k) any Financial Indebtedness incurred by any Obligor not falling within clauses (a) to (g) above, the aggregate outstanding principal amount of which does not at any one time exceed the greater of (i) $250,000,000 (or its equivalent in another currency or currencies) and (ii) 5% of the total assets of the Group, in each case less the total amount of Permitted Guarantees issued in favor of non-Obligors pursuant to clause (d) of the definition thereof; (l) any Permitted Refinancing Indebtedness; (m) any Permitted Loan falling within clause (b) of the definition of Permitted Loan; (n) the Target Convertible Notes (as defined in the U.S. First Lien Credit Agreement); (o) any Financial Indebtedness not exceeding $30,000,000 arising in connection with the capitalization of the charter for and/or the acquisition of the vessel Alizé and/or the consolidation of Geomar with the Group under IFRS; (p) any Financial Indebtedness incurred to finance a Permitted Acquisition, provided that (i) the Total Leverage Ratio calculated on a pro forma basis after giving effect to such Permitted Acquisition and the incurrence of any such Financial Indebtedness under this clause (p) does not exceed the lesser of (A) 2.00 to 1.00 and (B) the ratio for the most recently ended Relevant Period set forth in Section 6.02(b) and (ii) such Financial Indebtedness is pari passu with or junior to the Financial Indebtedness hereunder in right of payment; (q) any unsecured subordinated Financial Indebtedness, provided that the Total Leverage Ratio calculated on a pro forma basis after giving effect to the incurrence of any such Financial Indebtedness under this clause (q) does not exceed the lesser of (A) 1.75 to 1.00 and (B) the ratio for the most recently ended Relevant Period set forth in Section 6.02(b) and (ii) any such Financial Indebtedness incurred under this clause (q) (w) matures (or becomes mandatorily redeemable at the option of the holder thereof) no earlier than six months after of the Revolving Credit Maturity Date, (x) requires no scheduled payment of principal (or other scheduled payment constituting a return of capital) prior to its maturity, (y) does not require the Borrower or any Subsidiary to maintain any specified financial condition (other than as a condition to the taking of certain actions) and (z) contains subordination and other provisions that are reasonably satisfactory to the Facility Agent; (r) Financial Indebtedness of a Subsidiary acquired after the Signing Date or a person merged into or consolidated with CGG Veritas Services Inc. or any Subsidiary after the Signing Date and Financial Indebtedness assumed in connection with the acquisition of assets, which Financial Indebtedness in each case, exists at the time of such acquisition, merger or consolidation and is not created in contemplation of such event and where such acquisition, merger or consolidation is permitted by the U.S. First Lien Credit Agreement, and any Permitted Refinancing Indebtedness incurred to refinance such Financial Indebtedness, the aggregate outstanding principal amount of which does not at any one time exceed $200,000,000 (or its equivalent in another currency or currencies); or (s) any Financial Indebtedness not falling within clauses (a) to (g) above and incurred by any members of the Group that are not Obligors, the aggregate outstanding principal amount of which does not at any one time exceed the greater of (i) $250,000,000 (or its equivalent in another currency or currencies) and (ii) 5% of the total assets of the Group, in each case less the total amount of the Permitted Guarantees issued pursuant to clause (f) of the definition thereof.
     “Permitted Guarantee” shall mean (a) any guarantee arising under the Finance Documents; (b) any guarantee arising under the Bridge Facility or the U.S. First Lien Credit Agreement, the Debt Refinancing Securities, the Demand Securities, the Permitted Financial Indebtedness incurred under clause (p) of the definition thereof or any Permitted Refinancing Indebtedness in respect thereof; (c) any guarantee issued by a member of the Group in the ordinary course of business and not in respect of Financial Indebtedness, including for the avoidance of doubt, any guarantee given to ship-managers or ship-owners in relation to vessel charter contracts in the ordinary course of business; (d) any guarantee issued by a member of the Group in respect of the Financial Indebtedness of another member of the Group; provided that the aggregate outstanding amount of guarantees issued after the Signing Date by Obligors in respect of Financial Indebtedness of members of the Group that are not Obligors shall not exceed the greater of (i) $250,000,000 (or its equivalent in another currency or currencies) and (ii) 5% of the total assets of the Group, in each case less the total amount of Permitted Financial Indebtedness incurred under clause (k) of the definition thereof; (e) any guarantee or indemnity or liability to which the Facility Agent (acting on the instructions of the Majority Lenders) has consented in writing; or (f) all guarantees (other than those permitted pursuant to clauses (a) to (e) above) issued by members of the Group that are not Obligors the aggregate outstanding amount of which does not exceed the greater of (i) $250,000,000 (or its equivalent in another currency or currencies) and (ii) 5% of the total assets of the Group, in each case less the total amount of Permitted Financial Indebtedness incurred under clause (s) of the definition thereof.
     “Permitted Investment” shall mean the acquisition of or investment in any Equity Interest in any company, business, person, partnership or similar entity (other than a Subsidiary) that the Borrower has recorded or designated as such to the Facility Agent in writing, provided that (a) other than as provided in clause (b) below, the aggregate net expenditures in all such acquisitions and investments made by members of the Group shall not exceed $50,000,000 (or its equivalent in another currency or currencies), and (b) from and after the time at which $50,000,000 of such net expenditures have been made, the aggregate net expenditures in any other such acquisitions and investments made by members of the Group shall not exceed the Available Amount that is Not Otherwise Applied at the time such transaction is consummated (it being understood that a single transaction may utilize amounts available, if any, under both clause (a) and clause (b) above).
     “Permitted Joint Venture” shall mean (a) any Joint Venture listed on Schedule 1.01(g) of the U.S. First Lien Credit Agreement; (b) any Joint Venture to which the Facility Agent (acting on the instructions of the Majority Lenders) has given prior written consent; or (c) any Joint Venture where (i) no Default is continuing on the date of the acquisition of or investment in, or transfer or loan to, or guarantee, Security or Quasi-Security for the obligations of, the Joint Venture or would occur as a result of the acquisition of or investment in, or transfer or loan to, or guarantee, Security or Quasi-Security for the obligations of, a Joint Venture; (ii) the Joint Venture carries on, or is, a business (x) substantially the same as that carried on by the Group or (y) providing services or software products to the oil and gas industry or manufacturing equipment for use by the oil and gas industry (or any business that is reasonably complementary or related thereto); and (iii) the Joint Venture does not have any material contingent off-balance sheet, environmental, litigation or other liability except to the extent for which adequate reserves are being maintained in accordance with IFRS and/or in respect of which the relevant vendor (if any) has indemnified that member of the Group.
     “Permitted Loan” shall mean (a) any loan made by a member of the Group in the ordinary course of business (in the case of loans and advances of the type described in clause (d) of this definition, subject to the limitations set forth in such clause); (b) any loan made by a member of the Group to another member of the Group; provided that the aggregate amount of loans made after the Signing Date by Obligors to members of the Group that are not Obligors (determined without regard to any write-downs or write-offs of such loans) shall not exceed $300,000,000 at any time outstanding; (c) any loan with respect to which the Facility Agent (acting on the instructions of the Majority Lenders) shall have given prior written consent; (d) loans or advances to officers, directors and employees of the Borrower or any member of the Group made in the ordinary course of business and consistent with past practices of the Borrower and the Group (including, without limitation, portage) in an aggregate amount not to exceed $5,000,000 outstanding at any one time;

(e) any loans and credits (other than those permitted pursuant to clauses (a) to (d) above) made by a member of the Group, provided that (i) other than as provided in subclause (i) below, the aggregate amount of all such loans and credits shall not exceed $10,000,000 (or the equivalent of such sum in another currency or currencies) at any one time outstanding, and (ii) at any time at which $10,000,000 or more of loans and credits permitted by this clause (e) are outstanding, the aggregate amount of any other loans and credits permitted by this clause (e) shall not exceed the Available Amount that is Not Otherwise Applied at the time such transaction is consummated (it being understood that a single transaction may utilize amounts available, if any, under both subclause (i) and subclause (ii) of this clause (e)).
     “Permitted Merger” shall mean (a) an acquisition or disposal by way of merger provided that the acquisition or disposal is a Permitted Acquisition or a Permitted Disposal, as the case may be; (b) an amalgamation, demerger, merger, consolidation or corporate reconstruction on a solvent basis of a member of the Group where all of the business and assets of that member remain within the Group and if that member of the Group was an Obligor immediately prior to that amalgamation, demerger, merger, consolidation or corporate reconstruction, all of the business and assets of that member are retained by one or more other Obligors or a company which becomes an Obligor upon such merger, and (i) the surviving entity of that amalgamation, demerger, merger, consolidation or corporate reconstruction is liable for the obligations of the member of the Group it has merged with; and (ii) the surviving entity of that amalgamation, demerger, merger, consolidation or corporate reconstruction is incorporated in the same jurisdiction as that member of the Group; (c) a divestiture or other corporate reconstruction of a member of the Group to the extent (i) required by a Governmental Authority or (ii) pursuant to the Synergies Implementation Plan, in each case in connection with the Merger; or (d) an amalgamation, demerger, merger, consolidation or corporate reconstruction on a solvent basis of any members of the Group that are not Obligors.
     “Permitted Refinancing Indebtedness” shall mean any Financial Indebtedness issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund (collectively, to “Refinance”), the Financial Indebtedness being Refinanced (or previous refinancings thereof constituting Permitted Refinancing Indebtedness); provided that (a) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Financial Indebtedness so Refinanced (plus any unpaid accrued interest and premium thereon and any underwriting discounts, fees, commissions and expenses incurred in connection with such Refinancing); (b) each of the stated maturity and the average life to maturity of such Permitted Refinancing Indebtedness is greater than or equal to that of the Financial Indebtedness being Refinanced; (c) if the Financial Indebtedness being Refinanced is subordinated in right of payment to the obligations under this Agreement, such Permitted Refinancing Indebtedness shall be subordinated in right of payment to such obligations on terms at least as favorable to the Lenders as those contained in the documentation governing the Financial Indebtedness being Refinanced; (d) no Permitted Refinancing Indebtedness shall have different obligors, or greater guarantees or security, than the Financial Indebtedness being Refinanced; and (f) if the Financial Indebtedness being Refinanced is secured by any collateral (whether equally and ratably with, or junior to, the Secured Parties or otherwise), such Permitted Refinancing Indebtedness may be secured by such collateral on terms no less favorable to the Secured Parties than those contained in the documentation governing the Financial Indebtedness being Refinanced.
     “Permitted Security” shall mean (a) any Security granted pursuant to the terms of the Bridge Facility or the U.S. First Lien Credit Agreement, so long as such Security applies only to all or any portion of the Collateral (but not to any other assets) pursuant to one or more security agreements in accordance with the terms of the Intercreditor Agreement (or another intercreditor agreement containing terms that, taken as a whole, are at least as favorable to the Secured Parties as those contained in the Intercreditor Agreement); (b) any Security listed in Schedule 1.01(e) of the U.S. First Lien Credit Agreement except to the extent the principal amount secured by that Security exceeds the amount as stated in that Schedule (or, if higher, the maximum amount of the relevant facility as stated in that Schedule); (c) any netting or set-off arrangement entered into by (i) any member of the Group in the ordinary course of its cash management arrangements for the purpose of netting debit and credit balances or (ii) in connection with a derivative transaction constituting Permitted Financial Indebtedness; (d) any lien arising by operation of law and in the ordinary course of business; (e) any sale of receivables on recourse terms or any Security constituted by any title transfer or retention of title or conditional sale arrangements, in each case which are entered into by any member of the Group in the normal course of its business up to a maximum aggregate amount of $50,000,000; (f) any Security or Quasi-Security over or affecting any asset acquired by a member of the Group after the date of this Agreement if (i) such Security or Quasi-Security was not created in contemplation of the acquisition of that asset by a member of the Group, (ii) the principal amount (or, if higher, the maximum principal amount of the relevant facility) secured has not been increased in contemplation of, or since the acquisition of that asset by a member of the Group and (iii) such Security or Quasi-Security does not apply to any other property or assets of the Borrower or any Subsidiary; (g) any Security or Quasi-Security over or affecting any asset of any company which becomes a member of the Group after the date of this Agreement, where the Security is created prior to the date on which that company becomes a member of the Group, if: (i) such Security or Quasi-Security was not created in contemplation of the acquisition of that company, (ii) the principal amount (or, if higher, the maximum principal amount of the relevant facility) secured has not increased in contemplation of or since the acquisition of that company and (iii) such Security or Quasi-Security does not apply to any other property or assets of the Borrower or any Subsidiary (other than a Subsidiary so acquired); (h) any Security or Quasi-Security entered into pursuant to any Finance Document; (i) any Security created in respect of any tax assessment or governmental charge or claim provided that (i) the aggregate amount secured by such Security is less than $50,000,000 (or its equivalent in another currency or currencies), (ii) that such assessment, charge or claim has not yet become due or is being contested in good faith, (iii) adequate reserves are being maintained for such assessment, charge or claim, (iv) payment in respect of such assessment, charge or claim has not yet become due or can be lawfully withheld and (v) any such assessment, charge or claim which relates to an amount in excess of $7,500,000 (or its equivalent in another currency or currencies) has been notified to the Facility Agent; (j) any Security to which the Facility Agent (acting on the instructions of the Majority Lenders) shall have given prior written consent; (k) any Security securing Financial Indebtedness arising or permitted under (i) clause (k) or (p) of the definition of Permitted Financial Indebtedness, provided that such Security applies solely to property or assets acquired with the proceeds of such Permitted Financial Indebtedness, or (ii) clause (g), (o) or (r) of the definition of Permitted Financial Indebtedness; (l) any Security securing indebtedness the principal amount of which (when aggregated with the principal amount of any other indebtedness which has the benefit of Security given by any member of the Group other than any permitted under clauses (a) to (k) above or (m) to (w) below) does not exceed $75,000,000 (or its equivalent in another currency or currencies) at any one time outstanding, of which not more than $25,000,000 (or its equivalent in another currency or currencies) may be senior to or pari passu with the Transaction Security; (m) deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, or to secure the performance of statutory obligations, bids, leases, government contracts, trade contracts, and other similar obligations (exclusive of obligations for the payment of borrowed money), so long as no foreclosure, sale or similar proceedings have been commenced with respect to any portion of the Transaction Security on account thereof; (n) any attachment or judgment Security not constituting an Event of Default under paragraph (p) of Article VII and being contested in good faith or discharged within 60 days; (o) licenses (with respect to Intellectual Property and other property), leases or subleases granted to third parties in accordance with any applicable terms of the Finance Documents and not interfering in any material respect with the ordinary conduct of the business of the Borrower or any of its Subsidiaries or resulting in a material diminution in the value of any Transaction Security as security for the obligations under the Finance Documents; (p) easements, rights-of-way, restrictions, encroachments, and other minor defects or irregularities in title, in each case which do not and will not interfere in any material respect with the ordinary conduct of the business of the Borrower or any of its Subsidiaries or result in a material diminution in the value of any Transaction Security as security for the obligations under the Finance Documents; (q) any (i) interest or title of a lessor or sublessor under any lease not prohibited by this Agreement, (ii) Security or restriction that the interest or title of such lessor or sublessor may be subject to, or (iii) subordination of the interest of the lessee or sublessee under such lease to any Security or restriction referred to in the preceding clause (ii), so long as the holder of such Security or restriction agrees to recognize the rights of such lessee or sublessee under such lease; (r) Security arising from filing UCC financing statements relating solely to operating leases not prohibited by this Agreement; (s) Security over rental deposits in respect of any property leased or licensed by a member of the Group in the ordinary course of business; (t) any zoning or similar law or right reserved to or vested in any Government Authority to control or regulate the use of any real property; (u) Security securing obligations (other than obligations representing Financial Indebtedness for borrowed money) under operating, reciprocal easement or similar agreements entered into in the ordinary course of business of the Borrower and its Subsidiaries; (v) Security over shares in a Permitted Joint Venture or Permitted Investment to secure obligations to the other Joint Venture partners or other investors in such Permitted Investment, as applicable; or (w) Security over bank accounts granted pursuant to such bank’s standard terms and conditions for deposit accounts.
     “Permitted Share Issue” shall mean (a) the issue of Equity Interests in connection with the Merger pursuant to the terms of the Merger transaction documents; (b) the issue of Equity Interests pursuant to any warrants, rights, options, convertible debt securities or any other convertible securities (including pursuant to any anti-dilution provisions contained in the agreements governing such securities) issued by the Borrower or CGG Veritas Services Inc. and outstanding on the Closing Date; (c) the issue by the Borrower of any Equity Interests pursuant to any share option scheme or issue of free shares to senior management of the Group; (d) distributions in the form of common or perpetual preferred Equity Interests by any member of the Group (other than the Borrower) to its shareholders or equityholders on a pro rata basis; (e) the issue (i) of Equity Interests by an Obligor to an Obligor; (ii) of Equity Interests by a non-Obligor to a non-Obligor; (iii) of common or perpetual preferred Equity Interests by an Obligor to a non-Obligor; (iv) of Equity Interests by a wholly owned non-Obligor, in connection with the CGG Services SA Project and the CGG Services Holding Project, to an Obligor in exchange for consideration consisting solely of non-Cash and non-Cash Equivalent Investments; and (v) of common or perpetual preferred Equity Interests issued in connection with a Permitted Acquisition under clauses (c) or (d) of the definition thereof; (f) the issue by the Borrower of its own Equity Interests (other than Disqualified Stock) or warrants, rights and/or options for such Equity Interests; (g) the issue of Equity Interests of Sercel Holding (including, without limitation, to effect an initial public offering thereof), provided that such transaction results in a release of the relevant Sercel Companies as guarantors of the Existing Bonds pursuant to Section 10.04 of the Existing Bond Indenture and as

Guarantors hereunder; or (h) the issue of common or perpetual preferred Equity Interests in connection with any Qualifying Business Disposal.
     “person” shall mean any natural person, corporation, business trust, joint venture, association, company, limited liability company, partnership, Governmental Authority or other entity.
     “Plan” shall mean any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which any U.S. Group Member or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.
     “Pledge and Security Agreement (Canada)” shall mean the pledge and security agreement (Canada) shall mean the guarantee agreement defined in Schedule 4, paragraph (2), entered in the agreed form.
     “Pledge and Security Agreement (U.S.)” shall mean the pledge and security agreement (U.S.) shall mean the guarantee agreement defined in Schedule 4, paragraph (9), entered in the agreed form.
     “Pro Rata Percentage” of any Revolving Credit Lender at any time shall mean the percentage of the Total Revolving Credit Commitment represented by such Lender’s Revolving Credit Commitment. In the event the Revolving Credit Commitments shall have expired or been terminated, the Pro Rata Percentages shall be determined on the basis of the Revolving Credit Commitments most recently in effect, giving effect to any subsequent assignments or transfers.
     “Protected Party” shall mean a Finance Party which is or will be subject to any liability, or required to make any payment, for or on account of Tax in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document.
     “Qualifying Acquisition” shall mean an acquisition of any business or not less than 75% of the issued Equity Interests of a limited liability company or corporation (or, as applicable in a jurisdiction outside the United States, an organization having an equivalent status in such jurisdiction), provided that (a) if the relevant company, business, undertaking, person, partnership or similar arrangement had been consolidated, on a pro forma basis, in the most recent set of consolidated financial statements delivered by the Borrower in accordance with Section 5.01, all requirements of Section 6.02(a) and (b) would have been satisfied on the date that such requirements were tested by reference to such consolidated financial statements in accordance with Section 6.02(c); (b) the relevant company, business, undertaking, person, partnership or similar arrangement carries on, or is, a business (x) substantially the same as that carried on by the Group or (y) providing services or software products to the oil and gas industry or manufacturing equipment for use by the oil and gas industry (or any business that is reasonably complementary or related thereto); and (c) after giving effect to such acquisition, (i) the sum of (x) the amount of unused and available Revolving Credit Commitments (as defined in the U.S. First Lien Credit Agreement) plus (y) the unused and available commitments under the U.S. First Lien Credit Agreement shall not be less than $100,000,000 and (ii) the Total Leverage Ratio calculated on a pro forma basis for the most recently ended Relevant Period shall be no greater than the Total Leverage Ratio on the Signing Date.

     “Qualifying Business Disposal” shall mean a sale, demerger or other disposal of all or any portion of a business of the Group, including, without limitation, any reorganization of such business (including, without limitation, by means of intra-Group transfers of assets and liabilities) as is required or advisable in connection with such sale, demerger or other disposal, provided that such sale, demerger or other disposal (a) relates only to the assets of non-Obligors or shares issued by non-Obligors, (b) does not involve, in the aggregate with all other such sales, demergers and other disposals, a business or businesses (or any portion of such business or businesses) the EBITDA of which constituted greater than 10% of the Group’s consolidated EBITDA during the most recently ended Relevant Period, (c) is made for fair market value and (d) is made for at least 75% cash consideration; provided further that, for purposes of clauses (c) and (d) above, the amount of any Financial Indebtedness of a non-Obligor (as shown on the Borrower’s or such non-Obligor’s most recent balance sheet or in the notes thereto) that is assumed by the transferee of the business (or portion thereof) being sold, demerged or otherwise disposed of shall be deemed to be cash.
     “Qualifying Lender” shall mean a Lender which (i) has its Facility Office in France or (ii) fulfils the conditions imposed by French Law taking into account, as the case may be, any double taxation agreement in force on the relevant date (subject to the completion of any necessary procedural formalities), in order for a payment not to be subject to (or as the case may be, to be exempt from) any Tax Deduction.
     “Quarter Date” shall mean the last day of a Financial Quarter.
     “Quarterly Financial Statement” shall mean the financial statements delivered pursuant to Section 5.01.
     “Quasi-Security” shall have the meaning assigned to such term in Section 6.07(a).
     “Quotation Day” means, in relation to any period for which an interest rate is to be determined:
     (a) other than in relation to a Swingline Loan, (if the currency is euro) two TARGET Days before the first day of that period; or
     (b) (if the currency is dollar) two Business Days before the first day of that period, unless market practice differs in the Relevant Interbank Market for a currency, in which case the Quotation Day for that currency will be determined by the Facility Agent in accordance with market practice in the Relevant Interbank Market (and if quotations would normally be given by leading banks in the Relevant Interbank Market on more than one day, the Quotation Day will be the last of those days).
     “Receiver” shall mean a receiver or receiver and manager or administrative receiver of the whole or any part of the Collateral.
     “Reference Banks” means, in relation to LIBOR, the principal London offices of Lloyds TSB, Barclays Bank PLC and ING Bank N.V. and, in relation to EURIBOR and EONIA, the principal office in France of HSBC France, BNP Paribas and Calyon or such other banks as may be appointed by the Facility Agent in consultation with the Borrower.
     “Register” shall have the meaning assigned to such term in Section 9.04(d).

     “Related Parties” shall mean, with respect to any specified person, such person’s Affiliates and the respective directors, trustees, officers, employees, agents and advisors of such person and such person’s Affiliates.
     “Release” shall mean any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment or within or upon any building, structure, facility or fixture.
     “Relevant Interbank Market” means in relation to euro, the European interbank market and, in relation to any other currency, the London interbank market.
     “Relevant Jurisdiction” shall mean, in relation to an Obligor (a) its jurisdiction of incorporation; (b) any jurisdiction where any asset subject to or intended to be subject to the Transaction Security to be created by it is situated; (c) any jurisdiction where it conducts its business; and (d) the jurisdiction whose laws govern the perfection of any of the Security Documents entered into by it.
     “Relevant Period” shall mean (a) each period of twelve months ending on the last day of the Borrower’s financial year; and (b) each period of twelve months ending on the last day of each Financial Quarter of the Borrower’s Fiscal Year.
     “Responsible Officer” of any person shall mean any executive officer or Financial Officer of such person and any other officer or similar official thereof responsible for the administration of the obligations of such person in respect of this Agreement.
     “Restricted Payment” shall have the meaning given such term in Section 6.12.
     “Revolving Credit Borrowing” shall mean a Borrowing comprised of Revolving Loans.
     “Revolving Credit Commitment” shall mean, with respect to each Lender, the commitment of such Lender to make Revolving Loans hereunder as set forth on Schedule 1, to the extent not cancelled, reduced or transferred by that Lender under this Agreement.
     “Revolving Credit Exposure” shall mean, with respect to any Lender at any time, the aggregate principal amount at such time of all outstanding Revolving Loans (other than Swingline Loans) of such Lender, plus the aggregate amount at such time of such Lender’s Swingline Exposure.
     “Revolving Credit Lender” shall mean a Lender with a Revolving Credit Commitment or an outstanding Revolving Loan.
     “Revolving Credit Maturity Date” shall mean February 7, 2012.
     “Revolving Facility” shall mean the revolving credit facility made available to the Borrower pursuant to this Agreement in an aggregate principal amount not to exceed $200,000,000 (or its equivalent in another currency or currencies) including a sub swingline credit facility in an aggregate principal amount not to exceed $50,000,000.
     “Revolving Loans” shall mean the revolving loans made by the Lenders to the Borrower pursuant to Section 2.01 (Commitments).

     “Rollover Loan” means one or more Loans (a) made or to be made on the same day that a Maturing Loan is due to be repaid, (b) the aggregate amount of which is equal to or less than the Maturing Loan, (c) in the same currency as the Maturing Loan, and (d) made or to be made to the Borrower for the purpose of refinancing a Maturing Loan.
     “Screen Rate” shall mean (a) in relation to LIBOR, the British Bankers Association Interest Settlement Rate for the relevant currency and period and (b) in relation to EURIBOR, the percentage rate per annum determined by the Banking Federation of the European Union for the relevant period, (a) and (b) displayed on the appropriate page of the Reuters screen. If the agreed page is replaced or service ceases to be available, the Facility Agent may specify another page or service displaying the appropriate rate after consultation with the Borrower and the Lenders.
     “Secured Parties” shall have the meaning assigned to such term in any Security Document.
     “Security” shall mean a mortgage, charge, pledge, lien, assignment or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.
     “Security Documents” shall mean the Initial Security Documents and each of the security agreements, mortgages and other instruments and documents executed and delivered pursuant to any of the foregoing or pursuant to Section 5.20 (including the Naval Mortgage between CGG Marine Resources Norge AS as Shipowner and Credit Suisse as Collateral Agent, the Deed of Covenants between CGG Marine Resources Norge AS as Owner and Credit Suisse as Mortgagee, the Assignment of Charters and Earnings to be executed by CGG Marine Resources Norge AS as Assignor and the Assignment of Insurances to be executed by CGG Marine Resources Norge AS as Assignor, each of which is to be entered into in the agreed form), together with any other document entered into by any Obligor creating or expressed to create any Security over all or any part of its assets in respect of the obligations of any of the Obligors under any of the Finance Documents.
     “Sercel Company” means (a) Sercel S.A., a French limited liability corporation (registration number 378 040 497 RCS Nantes), (b) Sercel Inc., a Texas corporation, (c) Sercel Holding, (d) Sercel Australia Pty Ltd, an Australian company, (e) Sercel Canada Ltd, a Canadian company, and/or (f) any successor by merger of any of the foregoing.
     “Sercel Holding Equity Issuance” shall mean any Equity Issuance by Sercel Holding.
     “Sercel Holding” means any holding company (including Sercel Holding S.A., a French limited liability corporation (registration number 866 800 756 RCS Nantes) that holds all of the outstanding capital stock of either or both of Sercel S.A., a French limited liability corporation (registration number 378 040 497 RCS Nantes), and Sercel Inc., a Texas corporation (other than directors’ qualifying shares and capital stock held by other statutorily required minority shareholders), and that does not hold any capital stock in any other Subsidiary.
     “Shares” shall mean all the issued shares owned by any Obligor in the capital of (i) each Subsidiary that is a “Guarantor” under and as defined in the Existing Bond Indenture, (ii) CGG Veritas Services Inc., (iii) each first-tier material subsidiary of any Obligor and (iv) each U.S. Subsidiary; provided, however, that, to the extent that the pledge of any greater percentage would result in a material adverse tax consequence to any Obligor, no more than 65% of the voting Equity Interests of any Non U.S. Subsidiary will constitute “Shares”; provided further that, to the extent that the constitutional documents of or contractual arrangements relating to such subsidiary restrict or prohibit any transfer of its Equity Interests or the granting or enforcement of Transaction Security (as such constitutional documents or contractual arrangements are in effect on the Signing Date or, if later, the date on which such Equity Interests are acquired by the applicable Obligor or Obligors, so long as such restriction or prohibition was not created in contemplation of such acquisition), only such Equity Interests (if any) that may be pledged without violating such constitutional documents or such contractual arrangements will constitute “Shares”.
     “Signing Date” shall mean the date of signing of this Agreement.
     “Solvent” shall have the meaning assigned to such term in Section 3.07(a).
     “S&P” shall mean Standard & Poor’s Ratings Service, or any successor thereto.
     “subsidiary” shall mean, with respect to any person (herein referred to as the “parent”), any corporation, partnership, limited liability company, association or other business entity (a) of which securities or other ownership interests representing more than 50% of the ordinary voting power or more than 50% of the general partnership interests are, at the time any determination is being made, owned, Controlled or held, or (b) that is, at the time any determination is made, otherwise consolidated in the financial statements of the parent in accordance with IFRS.
     “Subsidiary” shall mean any subsidiary of the Borrower.
     “Swingline Commitment” shall mean the commitment of the Swingline Lenders to make loans pursuant to Section 2.21 (Swingline Loans), as the same may be reduced from time to time pursuant to Section 2.10 (Termination and Reduction of Commitments).
     “Swingline Exposure” shall mean, at any time, the aggregate principal amount at such time of all outstanding Swingline Loans. The Swingline Exposure of any Revolving Credit Lender at any time shall equal its Pro Rata Percentage of the aggregate Swingline Exposure at such time.
     “Swingline Lender” shall mean Natixis and BNP Paribas, in their capacity as lenders of Swingline Loans hereunder.
     “Swingline Loan” shall mean any loan made by the Swingline Lenders pursuant to Section 2.21 (Swingline Loans).
     “Synergies Implementation Plan” shall mean a plan implemented by the Borrower and its Subsidiaries to realize the $65,000,000 announced synergies in connection with the Merger.
     “Target” shall mean CGG Veritas Services Inc. (formerly named Trans Veritas DGC Inc.), a Delaware corporation.
     “TARGET” shall mean Trans-European Automated Real-time Gross Settlement Express Transfer payment system.
     “TARGET Day” shall mean any day on which TARGET is open for the settlement of payments in euro.
     “Target Group” shall mean CGG Veritas Services Inc. and its subsidiaries.

     “Tax Credit” shall mean a credit against, relief or remission for, or repayment of any Tax.
     “Tax Deduction” shall mean a deduction or withholding for or on account of Tax from a payment under a Finance Document.
     “Tax Payment” shall mean an increased payment made by an Obligor to a Finance Party under Section 2.19(a)(i) (Tax gross up) or a payment under Section 2.19(a)(ii) (Tax indemnity).
     “Tax” shall have the meaning given to it in Section 2.19(a) (Tax gross up and indemnities).
     “Total Interest Costs” shall mean, with respect to any person for any period, the sum, without duplication, of the following: (a) the consolidated interest expense of such person and its subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with capital lease obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of all payments made but excluding amortization of debt issuance costs and non-cash charges other than any non-cash interest expenses related to convertible bonds) and (b) the consolidated interest expense of such person and its restricted Subsidiaries that was capitalized during such period.
     “Total Leverage Ratio” shall mean the ratio of Total Net Debt (denominated in euro) and divided by the euro/dollar closing exchange rate for the Relevant Period (as indicated in the Borrower’s consolidated financial statements relating to the period ending on the last day of such Relevant Period) to EBITDA (denominated in euro) and divided by the euro/dollar average exchange rate for the Relevant Period (as indicated in the Borrower’s consolidated financial statements relating to the period ending on the last day of such Relevant Period); provided that to the extent any Permitted Disposal or any Permitted Acquisition has occurred during the Relevant Period, Total Leverage Ratio shall be determined for the such Relevant Period on a pro forma basis for such occurrences.
     “Total Net Debt” shall mean, at any time (without double counting), the aggregate indebtedness, after deducting Cash of the Borrower, in respect of (a) moneys borrowed in respect of bank debt (including, for the avoidance of doubt, the Bridge Facility, the U.S. First Lien Facilities and the Revolving Facility); (b) all amounts outstanding under any Finance Document; (c) any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument; (d) any amount raised pursuant to any issue of shares which are expressed to be redeemable and all obligations to purchase, retire, defease or otherwise acquire for value any share capital of any person or any warrants, rights or options to acquire such share capital before such date in respect of transactions which, in each such case, have the commercial effect of a borrowing or which finance a member of the Group or the Group’s operations or capital requirements; (e) the amount of any liability in respect of any Capital Lease Obligations; (f) the amount of any liability in respect of any advance or deferred purchase agreement if the primary reason for entering into such agreement is to raise finance; (g) receivables sold or discounted (other than on a non-recourse basis); (h) any agreement or option to re-acquire an asset if the primary reason for entering into such agreement or option is to raise finance; and (i) any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing, except for financing by trade creditors; provided that any indebtedness for or in respect of any Permitted Guarantee shall not be included in the calculation of “Total Net Debt” hereunder to the extent such indebtedness is not due and payable.

     “Total Revolving Credit Commitment” shall mean, at any time, the aggregate amount of the Revolving Credit Commitments, as in effect at such time. The initial Total Revolving Credit Commitment is $200,000,000 (it being understood and agreed that the Total Revolving Credit Commitment include $50,000,000 for the Swingline Loan).
     “Transaction Security” shall mean the Security granted in favor of the Finance Parties by any Obligor pursuant to each Security Document.
     “Transfer Agreement” shall mean an agreement substantially in the form set out in Schedule 2 or any other form agreed between the Facility Agent and the Borrower.
     “Transfer Date” shall mean, in relation to a transfer, the later of:
(a)	the proposed Transfer Date specified in the Transfer Agreement; and

(b)	the date on which the Facility Agent executes the Transfer Agreement.
     “Treasury Transaction” shall mean any derivative transaction entered into pursuant to a Hedging Agreement in connection with protection against or benefit from fluctuation in any rate or price.
     “Treaty Lender” means a Lender which is entitled to a payment under a double taxation agreement (subject to the completion of any necessary procedural formalities) without a Tax Deduction.
     “USA PATRIOT Act” shall mean The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Pub. L. No. 107-56 (signed into law October 26, 2001)) under the laws of the United States of America.
     “U.S. First Lien Credit Agreement” shall mean the first lien credit agreement dated January 12, 2007 entered into among CGG Veritas Services Inc. (formerly Volnay) as borrower, the Borrower as Parent, the lenders from time to time party thereto and Credit Suisse, as Facility Agent and Collateral Agent (as these terms are defined therein).
     “U.S. First Lien Facilities” shall mean the credit facilities made available to CGG Veritas Services Inc. (formerly Volnay) pursuant to the U.S. First Lien credit Agreement in an aggregate principal amount not to exceed $1,140,000,000 (or its equivalent in another currency or currencies), as such amount may be increased from time to time pursuant to the terms thereof.
     “U.S. GAAP” shall mean generally accepted accounting principles in the United States.
     “U.S. Group Member” shall mean any member of the Group that is incorporated, resident or with its principal place of business in the United States of America, any state thereof or the District of Columbia, or which owns or leases property or otherwise conducts business in the United States of America, any state thereof or the District of Columbia.
     “U.S. Person” shall mean a “United States Person” as defined in Section 7701(a)(30) of the Code and includes the sole owner of any entity that is disregarded as being an entity separate from such owner for U.S. federal income tax purposes.

     “U.S. First Lien Security Documents” shall mean all security documents entered into by any Obligor creating or expressed to create any Security over all or any part of its assets in respect of the obligations of any of the Obligors in connection with the U.S. First Lien Credit Agreement.
     “U.S. Subsidiaries” shall mean all Subsidiaries incorporated or organized under the laws of the United States of America, any State thereof or the District of Columbia.
     “Volnay” means Volnay Acquisition Co. I, a Delaware corporation.
     “Withdrawal Liability” shall mean liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.
     “wholly owned Subsidiary” of any person shall mean a subsidiary of such person of which securities (except for directors’ qualifying shares) or other ownership interests representing 100% of the Equity Interests are, at the time any determination is being made, owned, Controlled or held by such person or one or more wholly owned Subsidiaries of such person or by such person and one or more wholly owned Subsidiaries of such person.
     SECTION 1.02. Terms Generally
     The definitions in Section 1.01 shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”; and the words “asset” and “property” shall be construed as having the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights. All references herein to Articles, Sections, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, this Agreement unless the context shall otherwise require. Except as otherwise expressly provided herein, (a) any reference in this Agreement to any Finance Document shall mean such document as amended, restated, supplemented or otherwise modified from time to time and (b) to the extent not otherwise provided herein, all terms of an accounting or financial nature shall be construed in accordance with IFRS, as in effect from time to time; provided, however, that if the Borrower notifies the Facility Agent that the Borrower wishes to amend any covenant in Article VI or any related definition to eliminate the effect of any change in IFRS occurring after the date of this Agreement on the operation of such covenant (or if the Facility Agent notifies the Borrower that the Majority Lenders wish to amend Article VI or any related definition for such purpose), then the Borrower’s compliance with such covenant shall be determined on the basis of IFRS in effect immediately before the relevant change in IFRS became effective, until either such notice is withdrawn or such covenant is amended in a manner satisfactory to the Borrower and the Majority Lenders. Unless a contrary indication appears, any reference in this Agreement to (i) the “Facility Agent”, the “Collateral Agent”, any “Arranger”, any “Finance Party”, any “Lender” or any “Obligor” shall be construed so as to include its successors in title, permitted assigns and permitted transferees; (ii) “assets” includes present and future properties, revenues and rights of every description; (iii) “corporate reconstruction” includes in relation to any company any contribution of part of its business in consideration of shares (apport partiel d’actifs) and any demerger (scission) implemented in accordance with articles L.236-1 to L.236-24 of the French Code de Commerce; any merger and any transmission universelle de patrimoine; (iv) a “Finance Document” or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended, modified, supplemented, replaced or novated; (v) a “guarantee” includes any “cautionnement”, “aval” and any “garantie” which is independent from the debt to which it relates; (vi) “indebtedness” includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent; (vii) “merger” includes any fusion implemented in accordance with articles L.236-1 to L.236-24 of the French Code de Commerce or any merger implemented in accordance with the Delaware General Corporation Law; (viii) a “regulation” includes any regulation, rule, official directive, request or guideline (whether or not having the force of law but if not having the force of law, compliance with which is customary for the persons to whom it is addressed) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organization; (ix) a “security interest” includes any type of security (sûreté réelle) and transfer by way of security. Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement and (x) and (x) “agreed form” shall mean a document which is previously agreed in writing by or on behalf of the Borrower and the Mandated Lead Arranger or if not so agreed, is in the form specified by the Facility Agent. A Default (including an Event of Default) is “continuing” if it has not been remedied or waived.
     SECTION 1.03. Intercreditor Agreement
     This Agreement shall be read and construed in accordance with the terms of the Intercreditor Agreement. In the case of any inconsistency between the terms of this Agreement and the Intercreditor Agreement, the terms of the Intercreditor Agreement shall prevail.
ARTICLE II
The Credits
     SECTION 2.01. Commitments
     (a) Subject to the terms and conditions and relying upon the representations and warranties herein set forth to make Revolving Loans to the Borrower, at any time and from time to time on and after the date hereof, and until the earlier of the Revolving Credit Maturity Date and the termination of the Revolving Credit Commitment of such Lender in accordance with the terms hereof, in an aggregate principal amount at any time outstanding that will not result in such Lender’s Revolving Credit Exposure exceeding such Lender’s Revolving Credit Commitment. Within the limits set forth above and subject to the terms, conditions and limitations set forth herein, the Borrower may borrow, pay or prepay and reborrow Revolving Loans.
     (b) The obligations of each Finance Party under the Finance Documents are several.
     SECTION 2.02. Loans
     (a) Each Loan (other than Swingline Loans) shall be made as part of a Borrowing consisting of Loans made by the Lenders ratably in accordance with their applicable Commitments; provided, however, that the failure of any Lender to make any Loan shall not in itself relieve any other Lender of its obligation to lend hereunder (it being understood, however, that no Lender shall be responsible for the failure of any other Lender to make any Loan required to be made by such other Lender). The Loans comprising any Borrowing shall be in an aggregate principal amount that is (i) an integral multiple of $1,000,000 and not less than $5,000,000 or (ii) equal to the remaining available balance of the applicable Commitments.
     (b) Subject to Section 2.02(f), Section 2.09 and Section 2.14 each Borrowing (other than Swingline Loans) shall be comprised entirely of dollar Loans or euro Loans (or euro Loan only in the case of Swingline Loan) as the Borrower may request pursuant to Section 2.03 or, in the case of Swingline Loans, Section 2.21. Each Lender may at its option make any Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan; provided that, subject to Section 2.20(b), any exercise of such option shall not affect the obligation of the Borrower to repay such Loan in accordance with the terms of this Agreement. Multiple Borrowings may be outstanding at the same time; provided, however, that no Borrower shall be entitled to request any Borrowing that, if made, would result in more than 8 Borrowings outstanding hereunder at any time. For purposes of the foregoing, Borrowings having different Interest Periods, regardless of whether they commence on the same date, shall be considered separate Borrowings.
     (c) Each Lender shall make each Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds to such account in Paris as the Facility Agent may designate not later than 1:00 p.m., Paris time, and the Facility Agent shall promptly credit the amounts so received to an account designated by the Borrower in the applicable Borrowing Request or, if a Borrowing shall not occur on such date because any condition precedent herein specified shall not have been met, return the amounts so received to the respective Lenders.
     (d) Unless the Facility Agent shall have received notice from a Lender prior to the date of any Borrowing that such Lender will not make available to the Facility Agent such Lender’s portion of such Borrowing, the Facility Agent may assume that such Lender has made such portion available to the Facility Agent on the date of such Borrowing in accordance with paragraph (c) above and the Facility Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If the Facility Agent shall have so made funds available then, to the extent that such Lender shall not have made such portion available to the Facility Agent, such Lender and the Borrower severally agree to repay to the Facility Agent forthwith on demand such corresponding amount together with interest thereon, for each day from the date such amount is made available to the Borrower to but excluding the date such amount is repaid to the Facility Agent at (i) in the case of the Borrower, a rate per annum equal to the interest rate applicable at the time to the Loans comprising such Borrowing and (ii) in the case of such Lender, a rate determined by the Facility Agent to represent its cost of overnight or short-term funds (which determination shall be conclusive absent manifest error). If such Lender shall repay to the Facility Agent such corresponding amount, such amount shall constitute such Lender’s Loan as part of such Borrowing for purposes of this Agreement.
     (e) Notwithstanding any other provision of this Agreement, the Borrower shall not be entitled to request any Revolving Credit Borrowing if the Interest Period requested with respect thereto would end after the Revolving Credit Maturity Date.
     (f) Notwithstanding any other provision of this Agreement, the Borrower shall not be entitled to request any Revolving Credit Borrowing in euro if the requested amount, when converted into dollars at the Facility Agent’s spot rate, would exceed the available amount of the Commitments as set out in dollars.

     SECTION 2.03. Borrowing Procedure
     In order to request a Borrowing (other than a Swingline Loan), the Borrower shall notify the Facility Agent of such request by telephone not later than 11:00 a.m., Paris time, three Business Days before a proposed Borrowing. Each such telephonic request shall be irrevocable, and shall be confirmed promptly by hand delivery or fax to the Facility Agent of a written Borrowing Request and shall specify the following information: (i) whether the Borrowing then being requested is to be a dollar or a euro Borrowing; (ii) the date of such Borrowing (which shall be a Business Day); (iii) the number and location of the account to which funds are to be disbursed; (iv) the amount of such Borrowing; and (v) the Interest Period with respect thereto; provided, however, that, notwithstanding any contrary specification in any Borrowing Request, each requested Borrowing shall comply with the requirements set forth in Section 2.02. If no Interest Period with respect to any Borrowing is specified in any such notice, then the Borrower shall be deemed to have selected an Interest Period of one month’s duration. The Facility Agent shall promptly advise the applicable Lenders of any notice given pursuant to this Section 2.03 (and the contents thereof), and of each Lender’s portion of the requested Borrowing.
     SECTION 2.04. Evidence of Debt; Repayment of Loans
     (a) The Borrower hereby unconditionally promises to repay to the Facility Agent for the account of each Lender (i) each Loan (including Swingline Loans) on the last day of its Interest Period and (ii) each Revolving Loan then outstanding on the Revolving Credit Maturity Date. The Borrower hereby promises to repay to the Swingline Lenders each Swingline Loan then outstanding on the Revolving Credit Maturity Date.
     (b) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrower to such Lender resulting from each Loan made by such Lender from time to time, including the amounts of principal and interest payable and paid to such Lender from time to time under this Agreement.
     (c) The Facility Agent shall maintain accounts in which it will record (i) the amount of each Loan made hereunder and, if applicable, the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder and (iii) the amount of any sum received by the Facility Agent hereunder from the Borrower or any Guarantor and each Lender’s share thereof.
     (d) The entries made in the accounts maintained pursuant to paragraphs (b) and (c) above shall, absent manifest error, be prima facie evidence of the existence and amounts of the obligations therein recorded; provided, however, that the failure of any Lender or the Facility Agent to maintain such accounts or any error therein shall not in any manner affect the obligations of the Borrower to repay the Loans in accordance with their terms.
     (e) Without prejudice to the relevant Borrower’s obligation to repay the full amount of each Revolving Loan on the applicable repayment date, where, on the same day on which the Borrower is due to repay a Revolving Loan (a “Maturing Loan”) the Borrower has also requested that a Rollover Loan in the same currency as the Maturing Loan be made to it subject to the Lenders being obliged to make such Rollover Loan under Article IV (Conditions of Lending), the amount to be so repaid and the amount to be so drawn down shall be netted off against each other so that the amount which that Borrower is actually required to repay or, as the case may be, the amount which the Lenders are actually required to advance to such Borrower, shall be the net amount remaining after such netting off. Subject to the provisions of this Agreement, any amount repaid under the Revolving Facility shall be capable of being redrawn until the Revolving Credit Maturity Date.
     (f) The Borrower may not request any Swingline Loan under the Facility which would exceed $50,000,000 or which would, if so made, cause the aggregate amount of all outstanding Swingline Loans (together with the requested Swingline Loans) to exceed $50,000,000.
     (g) The Borrower may not request more than one (1) Swingline Loan at any one time.
     (h) The Borrower may not request any Swingline Loan under the Facility which would, together with all outstanding Revolving Loans exceed USD 200,000,000.
     SECTION 2.05. Fees
     (a) The Borrower agrees to pay to each Lender, through the Facility Agent, on the last Business Day of March, June, September and December in each year and on each date on which any Revolving Credit Commitment of such Lender shall expire or be terminated as provided herein, the Commitment Fee in effect from time to time on the daily undrawn and uncancelled amount of the Revolving Credit Commitment of such Lender during the preceding quarter (or other period commencing with the date hereof or ending with the Revolving Credit Maturity Date or the date on which the Revolving Credit Commitments of such Lender shall expire or be terminated). All Commitment Fees shall be computed on the basis of the actual number of days elapsed in a year of 360 days. For purposes of calculating Commitment Fees only, no portion of the Revolving Credit Commitments shall be deemed utilized as a result of outstanding Swingline Loans.
     (b) The Borrower agrees to pay to the Facility Agent the participation fees equal to zero point sixty seven percent (0.67%) of the participation of each Lender (the “Participation Fee”) and the arrangement fees equal to zero point thirty three percent (0.33%) of the participation of each Lender (the “Arrangement Fee”).
     (c) The Borrower agrees to pay to the Facility Agent, for its own account, the administrative fees set forth in the Fee Letter at the times and in the amounts specified therein (the “Facility Agent Fees”).
     (d) All Fees shall be paid on the dates due, in immediately available funds, to the Facility Agent for distribution, if and as appropriate, among the Lenders. Once paid, none of the Fees shall be refundable under any circumstances.
     SECTION 2.06. Interest on Loans
     (a) Subject to the provisions of Section 2.07, the Revolving Loans (other than Swingline Loans), shall bear interest (computed on the basis of the actual number of days elapsed over a year of 360 days) at a rate per annum equal to the aggregate of:
(i)	the applicable Margin;

(ii)	EURIBOR in relation to Loans made in euro and LIBOR in relation to Loans made in dollar for the relevant Interest Period; and

(iii)	Mandatory Costs, if any.
     (b) Subject to the provisions of Section 2.07, the Swingline Loans shall bear interest (computed on the basis of the actual number of days elapsed over a year of 360 days) at a rate per annum equal to the aggregate of:
(i)	the applicable Margin;

(ii)	the EONIA applicable for each day of the relevant Interest Period; and

(iii)	the Mandatory Cost (if any).
     (c) Interest on each Loan shall be payable on the Interest Payment Dates applicable to such Loan except as otherwise provided in this Agreement.
     SECTION 2.07. Default Interest
     If the Borrower shall default in the payment of any principal of or interest on any Loan or any other amount due hereunder, by acceleration or otherwise, or under any other Finance Document, then, until such defaulted amount shall have been paid in full, to the extent permitted by law, all amounts outstanding under this Agreement and the other Finance Documents shall bear interest (after as well as before judgment), payable on demand, (a) in the case of principal, at the rate otherwise applicable to such Loan pursuant to Section 2.06 plus 1.00% per annum. Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount only if, within the meaning of Article 1154 of the French Code Civil, such interest is due for a period of at least one year, but will remain immediately due and payable.
     SECTION 2.08. Effective Global Rate (Taux Effectif Global)
     For the purposes of Articles L313-1 et seq, R 313-1 and R313-2 of the Code de la Consommation, the Parties acknowledge that by virtue of certain characteristics of the Facility (and in particular the variable interest rate applicable to Loans and the Borrower’s right to select the currency and the duration of the Interest Period of each Loan) the taux effectif global cannot be calculated at the date of this Agreement. However, the Borrower acknowledges that it has received from the Facility Agent a letter containing an indicative calculation of the taux effectif global, based on figured examples calculated on assumptions as to the taux de période and durée de période. The Parties acknowledge that this letter forms part of this Agreement.
     SECTION 2.09. Alternate Rate of Interest
     In the event, and on each occasion, that on the day two Business Days prior to the commencement of any Interest Period for a Borrowing (other than a Swingline Loan) or the day prior to the commencement of any Interest Period for a Swingline Loan, the Facility Agent shall have determined that dollar or euro deposits in the principal amounts of the Loans comprising such Borrowing are not generally available in the London interbank market or European interbank market, or that the rates at which such dollar or euro deposits are being offered will not adequately and fairly reflect the cost to any Lender of making or maintaining its Loan during such Interest Period, the Facility Agent shall, as soon as practicable thereafter, give written or fax notice of such determination to the Borrower and the Lenders. In the event of any such determination, until the Facility Agent shall have advised the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, any request by the Borrower for a Borrowing pursuant to Section 2.03. Each determination by the Facility Agent under this Section 2.09 shall be conclusive absent manifest error.
     SECTION 2.10. Termination and Reduction of Commitments
     (a) The Revolving Credit Commitments including the Swingline Commitments shall automatically terminate on the Revolving Credit Maturity Date.
     (b) Upon at least three Business Days’ prior irrevocable written or fax notice to the Facility Agent, the Borrower may at any time in whole permanently terminate, or from time to time in part permanently reduce, the Revolving Credit Commitments or the Swingline Commitment; provided, however, that (i) each partial reduction of the Revolving Credit Commitments shall be in an integral multiple of $1,000,000 and in a minimum amount of $5,000,000, (ii) each partial reduction of the Swingline Commitment shall be in an integral multiple of $1,000,000 and in a minimum amount of $1,000,000 and (iii) the Total Revolving Credit Commitment shall not be reduced to an amount that is less than the Aggregate Revolving Credit Exposure at the time.
     (c) Each reduction in the Revolving Credit Commitments hereunder shall be made ratably among the Lenders in accordance with their respective applicable Commitments. The Borrower shall pay to the Facility Agent for the account of the applicable Lenders, on the date of each termination or reduction, the Commitment Fees on the amount of the Commitments so terminated or reduced accrued to but excluding the date of such termination or reduction.
     SECTION 2.11. Conversion of Borrowings not denominated in dollar
     The Borrower hereby irrevocably agrees and undertakes that at any time, the aggregate principal amount of any Borrowing denominated in euro converted into dollar at the Facility Agent’s spot rate of exchange together with the aggregate principal amount of all the Borrowings denominated in dollar shall not exceed the Total Revolving Credit Commitment. Should it be the case, the Facility Agent shall inform thereof and the Borrower shall repay the difference between the aggregate principal amount of all Borrowings and the total Revolving Credit Commitment within two (2) Business Days as from the date of receipt of the notification by the Facility Agent.
     SECTION 2.12. Optional Prepayment
     (a) The Borrower shall have the right at any time and from time to time to prepay any Borrowing (other than a Swingline Loan), in whole or in part, upon at least three Business Days’ prior written or fax notice (or telephone notice promptly confirmed by written or fax notice); provided, however, that each partial prepayment shall be in an amount that is an integral multiple of $1,000,000 (or its equivalent in any other currency or currencies) and not less than $5,000,000 (or its equivalent in any other currency or currencies).
     (b) Each notice of prepayment shall specify (i) the prepayment date and (ii) the principal amount of each Borrowing (or portion thereof) to be prepaid, shall be irrevocable and shall commit the Borrower to prepay such Borrowing by the amount stated therein on the date stated therein. All prepayments under this Section 2.12 shall be subject to Section 2.15 but otherwise without premium or penalty. All prepayments under this Section 2.12 shall be accompanied by accrued and unpaid interest on the principal amount to be prepaid to but excluding the date of payment.

     SECTION 2.13. Reserve Requirements; Change in Circumstances
     (a) Notwithstanding any other provision of this Agreement, if any Change in Law shall impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of or credit extended by any Lender or a reduction of any amount due and payable under any Finance Document or shall impose on such Lender or the London interbank market or the European interbank market any other condition affecting this Agreement or Loans made by such Lender, and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Loan, then the Borrower will pay to such Lender upon demand such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered unless such reduction is attributable to a Tax Deduction required by law to be made by an Obligor.
     (b) If any Lender shall have determined that any Change in Law regarding capital adequacy has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement or the Loans made by such Lender pursuant hereto to a level below that which such Lender or such Lender’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of such Lender’s holding company with respect to capital adequacy) by an amount deemed by such Lender to be material, then from time to time the Borrower shall pay to such Lender, as the case may be, such additional amount or amounts as will compensate such Lender or such Lender’s holding company for any such reduction suffered.
     (c) A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as applicable, as specified in paragraph (a) or (b) above shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate delivered by it within 10 days after its receipt of the same.
     (d) Failure or delay on the part of any Lender to demand compensation for any increased costs or reduction in amounts received or receivable or reduction in return on capital shall not constitute a waiver of such Lender’s right to demand such compensation. The protection of this Section shall be available to each Lender regardless of any possible contention of the invalidity or inapplicability of the Change in Law that shall have occurred or been imposed.
     SECTION 2.14. Change in Legality
     If, at any time, it is or becomes unlawful in any applicable jurisdiction for a Lender to perform any of its obligations as contemplated by this Agreement or to fund or maintain its participation in any Loan:
     (a) that Lender shall promptly notify the Facility Agent upon becoming aware of that event;
     (b) upon the Facility Agent notifying the Borrower, the Commitment of that Lender will be immediately cancelled; and
     (c) the Borrower shall repay that Lender’s participation in the Loans made to the Borrower on the last day of the Interest Period for each Loan occurring after the Facility Agent has notified the Borrower or, if earlier, the date specified by the Lender in the notice delivered to the Facility Agent (being no earlier than the last day of any applicable grace period permitted by law).
     SECTION 2.15. Indemnity
     The Borrower shall indemnify each Lender against any loss or expense that such Lender may sustain or incur as a consequence of (a) any event, other than a default by such Lender in the performance of its obligations hereunder, which results in (i) such Lender receiving or being deemed to receive any amount on account of the principal of any Loan prior to the end of the Interest Period in effect therefor, or (ii) not being made after notice of such Loan shall have been given by the Borrower hereunder (any of the events referred to in this clause (a) being called a “Breakage Event”) or (b) any default in the making of any payment or prepayment required to be made hereunder. In the case of any Breakage Event, such loss shall include an amount equal to the excess, as reasonably determined by such Lender, of (i) its cost of obtaining funds for the Loan that is the subject of such Breakage Event for the period from the date of such Breakage Event to the last day of the Interest Period in effect (or that would have been in effect) for such Loan over (ii) the amount of interest likely to be realized by such Lender in redeploying the funds released or not utilized by reason of such Breakage Event for such period. A certificate of any Lender setting forth any amount or amounts which such Lender is entitled to receive pursuant to this Section 2.15 shall be delivered to the Borrower and shall be conclusive absent manifest error.
     SECTION 2.16. Pro Rata Treatment
     Except as provided below in this Section 2.16 with respect to Swingline Loans and as required under Section 2.14 (Change in Legality), each Borrowing, each payment or prepayment of principal of any Borrowing, each payment of interest on the Loans, each payment of the Commitment Fees, Participation Fees or Arrangement Fees, each reduction of the Revolving Credit Commitments and each conversion of any Borrowing to or continuation of any Borrowing as a Borrowing shall be allocated pro rata among the Lenders in accordance with their respective applicable Commitments (or, if such Commitments shall have expired or been terminated, in accordance with the respective principal amounts of their outstanding Loans). For purposes of determining the available Revolving Credit Commitments of the Lenders at any time, each outstanding Swingline Loan shall be deemed to have utilized the Revolving Credit Commitments of the Lenders (including those Lenders which shall not have made Swingline Loans) pro rata in accordance with such respective Revolving Credit Commitments. Each Lender agrees that in computing such Lender’s portion of any Borrowing to be made hereunder, the Facility Agent may, in its discretion, round each Lender’s percentage of such Borrowing to the next higher or lower whole dollar amount.
     SECTION 2.17. Sharing among the Finance Parties
     (a) Payments to Finance Parties. If a Finance Party (a “Recovering Finance Party”) receives or recovers any amount from an Obligor other than in accordance with Section 2.18 (Payments) and applies that amount to a payment due under the Finance Documents then: (i) the Recovering Finance Party shall, within three Business Days, notify details of the receipt or recovery, to the Facility Agent, (ii) the Facility Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Finance Party would have been paid had the receipt or recovery been received or made by the Facility Agent and distributed in accordance with Section Section 2.18 (Payments), without taking account of any Tax which would be imposed on the Facility Agent in relation to the receipt, recovery or distribution, and (iii) the Recovering

Finance Party shall, within three Business Days of demand by the Facility Agent, pay to the Facility Agent an amount (the “Sharing Payment”) equal to such receipt or recovery less any amount which the Facility Agent determines may be retained by the Recovering Finance Party as its share of any payment to be made, in accordance with Section 2.18(c) (Partial payments).
     (b) Redistribution of payments. The Facility Agent shall treat the Sharing Payment as if it had been paid by the relevant Obligor and distribute it between the Finance Parties (other than the Recovering Finance Party) in accordance with Section 2.18(c) (Partial payments).
     (c) Recovering Finance Party’s rights. (i) On a distribution by the Facility Agent under Section 2.17(b) (Redistribution of payments), the Recovering Finance Party will be subrogated to the rights of the Finance Parties which have shared in the redistribution which Finance Parties agree that they will in that connection waive the benefit of Article 1252 of the French Code Civil. (ii) If and to the extent that the Recovering Finance Party is not able to rely on its rights under paragraph (i) above, the relevant Obligor shall be liable to the Recovering Finance Party for a debt equal to the Sharing Payment which is immediately due and payable.
     (d) Reversal of redistribution. If any part of the Sharing Payment received or recovered by a Recovering Finance Party becomes repayable and is repaid by that Recovering Finance Party, then (i) each Finance Party which has received a share of the relevant Sharing Payment pursuant to under Section 2.17(b) (Redistribution of payments), shall, upon request of the Facility Agent, pay to the Facility Agent for account of that Recovering Finance Party an amount equal to the appropriate part of its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Finance Party for its proportion of any interest on the Sharing Payment which that Recovering Finance Party is required to pay) and (ii) that Recovering Finance Party’s rights of subrogation in respect of any reimbursement shall be cancelled and the relevant Obligor will be liable to the reimbursing Finance Party for the amount so reimbursed.
     (e) Exceptions. (i) This Section 2.17 shall not apply to the extent that the Recovering Finance Party would not, after making any payment pursuant to this Clause, have a valid and enforceable claim against the relevant Obligor. (ii) A Recovering Finance Party is not obliged to share with any other Finance Party any amount which the Recovering Finance Party has received or recovered as a result of taking legal or arbitration proceedings, if (A) it notified that other Finance Party of the legal or arbitration proceedings and (B) that other Finance Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.
     (f) Swingline Loans. Any loss incurred by a Swingline Lender under a Swingline Loan shall be shared between all the Lenders pro rata to their Revolving Credit Commitment as set forth in Section 2.21(d) (Participations).
     SECTION 2.18. Payments
     (a) Payment to the Facility Agent. The Borrower shall make each payment (including principal of or interest on any Borrowing or any Fees or other amounts) hereunder and under any other Finance Document not later than 3:00 p.m., Paris time, on the date when due in immediately available dollars or euro as the case may be, without setoff, defense or counterclaim. Each such payment (other than principal of and interest on Swingline Loans, which shall be paid directly to the Swingline Lenders except as otherwise provided in Section 2.21(d) (Participations) shall be made to the Facility Agent at its offices at Paris.
     (b) Distribution by the Facility Agent. The Facility Agent shall promptly distribute to each Lender any payments received by the Facility Agent on behalf of such Lender.
     (c) Partial payments. (i) If the Facility Agent receives a payment for application against amounts due in respect of any Finance Documents that is insufficient to discharge all the amounts then due and payable by an Obligor under those Finance Documents, the Facility Agent shall apply that payment towards the obligations of that Obligor under those Finance Documents in the following order: (1) first, in or towards payment pro rata of any unpaid fees, costs and expenses of the Agent and the Mandated Lead Arranger and the Security Agent under those Finance Documents; (2) secondly, in or towards payment pro rata of any accrued interest, fee or commission due but unpaid under those Finance Documents; (3) thirdly, in or towards payment pro rata of any principal due but unpaid under those Finance Documents; and (4) fourthly, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents. (ii) The Facility Agent shall, if so directed by the Majority Lenders, vary the order set out in (2) to (4) above. (iii) Paragraphs (i) and (ii) above will override any appropriation made by an Obligor.
     (d) Business Days. Except as otherwise expressly provided herein, whenever any payment (including principal of or interest on any Borrowing or any Fees or other amounts) hereunder or under any other Finance Document shall become due, or otherwise would occur, on a day that is not a Business Day, such payment may be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of interest or Fees, if applicable.
     SECTION 2.19. Tax
     (a) Tax Gross Up and Indemnities.
     (i) Tax Gross Up.
     (a) The Borrower shall make all payments to be made by it without any Tax Deduction, unless a Tax Deduction is required by law. (b) The Borrower shall promptly upon becoming aware that it must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Facility Agent accordingly. Similarly, a Lender shall notify the Facility Agent on becoming so aware in respect of a payment payable to that Lender. If the Facility Agent receives such notification from a Lender it shall notify the Borrower. (c) If a Tax Deduction is required by law to be made by the Borrower, the amount of the payment due from that Borrower shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. (d) The Borrower is not required to make an increased payment to a Lender under paragraph (c) above for a Tax Deduction in respect of tax imposed by France from a payment of interest on a Loan, if on the date on which the payment falls due: (A) the payment could have been made to the relevant Lender without a Tax Deduction if it was a Qualifying Lender, but on that date that Lender is not or has ceased to be a Qualifying Lender other than as a result of any change after the date it became a Lender under this Agreement in (or in the interpretation, administration, or application of) any law or double taxation agreement, or any published practice or concession of any relevant taxing authority; or (B) the relevant Lender is a

Treaty Lender and the Borrower making the payment is able to demonstrate that the payment could have been made to the Lender without the Tax Deduction had that Lender complied with its obligations under paragraph (g) below. (e) If a Borrower is required to make a Tax Deduction, that Borrower shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law. (f) Within thirty days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Borrower making that Tax Deduction shall deliver to the Facility Agent for the Finance Party entitled to the payment evidence reasonably satisfactory to that Finance Party that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority. (g) A Treaty Lender and each Obligor which makes a payment to which that Treaty Lender is entitled shall co-operate in completing any procedural formalities necessary for that Obligor to obtain authorization to make that payment without a Tax Deduction.
     (ii) Tax Indemnity.
     (a) The Borrower shall (within three Business Days of demand by the Facility Agent) pay to a Protected Party an amount equal to the loss, liability or cost which that Protected Party determines will be or has been (directly or indirectly) suffered for or on account of Tax by that Protected Party in respect of a Finance Document. (b) Paragraph (a) above shall not apply (A) with respect to any Tax assessed on a Finance Party: (x) under the law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for tax purposes or (y) under the law of the jurisdiction in which that Finance Party’s Facility Office is located in respect of amounts received or receivable in that jurisdiction, if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Finance Party; or (B) to the extent a loss, liability or cost: (x) is compensated for by an increased payment under Section 2.19(a) (i) (Tax gross up) or (y) would have been compensated for by an increased payment under Section 2.19(a) (i) (Tax gross up) but was not so compensated solely because one of the exclusions in paragraph (d) under Section 2.19(a) (i) (Tax gross up) applied. (c) A Protected Party making, or intending to make a claim under paragraph (a) above shall promptly notify the Facility Agent of the event which will give, or has given, rise to the claim, following which the Facility Agent shall notify the Borrower. (d) A Protected Party shall, on receiving a payment from an Obligor under this Section 2.19, notify the Facility Agent.
     (iii) Tax Credit. If an Obligor makes a Tax Payment and the relevant Finance Party determines that (a) a Tax Credit is attributable to that Tax Payment and (b) that Finance Party has obtained, utilized and retained that Tax Credit, the Finance Party shall pay an amount to the Obligor which that Finance Party determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been made by the Obligor.
     (iv) Stamp taxes. The Borrower shall pay and, within three Business Days of demand, indemnify each Finance Party against any cost, loss or liability that Finance Party incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Finance Document.

     (v) Value added tax. (a) All amounts set out, or expressed to be payable under a Finance Document by any Party to a Finance Party which (in whole or in part) constitute the consideration for VAT purposes shall be deemed to be exclusive of any VAT which is chargeable on such supply, and accordingly, subject to paragraph (c) below, if VAT is chargeable on any supply made by any Finance Party to any Party under a Finance Document, that Party shall pay to the Finance Party (in addition to and at the same time as paying the consideration) an amount equal to the amount of the VAT (and such Finance Party shall promptly provide an appropriate VAT invoice to such Party). (b) If VAT is chargeable on any supply made by any Finance Party (the “Supplier”) to any other Finance Party (the “Recipient”) under a Finance Document, and any Party (the “Relevant Party”) is required by the terms of any Finance Document to pay an amount equal to the consideration for such supply to the Supplier (rather than being required to reimburse the Recipient in respect of that consideration), such Party shall also pay to the Supplier (in addition to and at the same time as paying such amount) an amount equal to the amount of such VAT. The Recipient will promptly pay to the Relevant Party an amount equal to any credit or repayment from the relevant tax authority which it reasonably determines relates to the VAT chargeable on that supply. (c) Where a Finance Document requires any Party to reimburse a Finance Party for any costs or expenses, that Party shall also at the same time pay and indemnify the Finance Party against all VAT incurred by the Finance Party in respect of the costs or expenses to the extent that the Finance Party reasonably determines that neither it nor any other member of any group of which it is a member for VAT purposes is entitled to credit or repayment from the relevant tax authority in respect of the VAT.
     SECTION 2.20. Assignment of Commitments Under Certain Circumstances; Duty to Mitigate
     (a) In the event (i) any Lender delivers a certificate requesting compensation pursuant to Section 2.13, (ii) any Lender delivers a notice described in Section 2.14, (iii) the Borrower is required to pay any additional amount to any Lender or any Governmental Authority on account of any Lender pursuant to Section 2.19, or (iv) any Lender becomes a Defaulting Lender, the Borrower may, at its sole expense and effort (including with respect to the processing and recordation fee referred to in Section 9.04(b)), upon notice to such Lender, and the Facility Agent, require such Lender to transfer and assign, without recourse (in accordance with and subject to the restrictions contained in Section 9.04), all of its interests, rights and obligations under this Agreement to an assignee that shall assume such assigned obligations; provided that (x) such assignment shall not conflict with any law, rule or regulation or order of any court or other Governmental Authority having jurisdiction, (y) the Borrower shall have received the prior written consent of the Facility Agent (and, if a Revolving Credit Commitment is being assigned, of the Swingline Lender), which consents shall not unreasonably be withheld or delayed, and (z) the Borrower or such assignee shall have paid to the affected Lender in immediately available funds an amount equal to the sum of the principal of and interest accrued to the date of such payment on the outstanding Loans of such Lender, plus all Fees and other amounts accrued for the account of such Lender hereunder with respect thereto (including any amounts under Section 2.13 and Section 2.15); provided further that, if prior to any such transfer and assignment the circumstances or event that resulted in such Lender’s claim for compensation under Section 2.13, notice under Section 2.14 or the amounts paid pursuant to Section 2.19, as the case may be, cease to cause such Lender to suffer increased costs or reductions in amounts received or receivable or reduction in return on capital, or cease to have the consequences specified in Section 2.14, or cease to result in amounts being payable under Section 2.19, as the case may be (including as a result of any action taken by such Lender pursuant to paragraph (b) below), or if such Lender shall waive its right to claim further compensation under Section 2.13 in respect of such circumstances or event or shall withdraw its notice under Section 2.14 or shall waive its right to further payments under Section 2.19 in respect of such circumstances or event or shall consent to the proposed amendment, waiver, consent or other modification, as the case may be, then such Lender shall not thereafter be required to make any such transfer and assignment hereunder.
     (b) If (i) any Lender shall request compensation under Section 2.13, (ii) any Lender delivers a notice described in Section 2.13 or (iii) the Borrower is required to pay any additional amount to any Lender or any Governmental Authority on account of any Lender, pursuant to Section 2.19, then such Lender shall use reasonable efforts (which shall not require such Lender to incur an unreimbursed loss or unreimbursed cost or expense or otherwise take any action inconsistent with its internal policies or legal or regulatory restrictions or suffer any disadvantage or burden deemed by it to be significant) (x) to file any certificate or document reasonably requested in writing by the Borrower or (y) to assign its rights and delegate and transfer its obligations hereunder to another of its offices, branches or affiliates, if such filing or assignment would reduce its claims for compensation under Section 2.13 or enable it to withdraw its notice pursuant to Section 2.14 or would reduce amounts payable pursuant to Section 2.19, as the case may be, in the future. The Borrower hereby agrees to pay all reasonable out-of-pocket costs and expenses incurred by any Lender in connection with any such filing or assignment, delegation and transfer.
     SECTION 2.21. Swingline Loans
     (a) Swingline Commitment. Subject to the terms and conditions and relying upon the representations and warranties herein set forth, and provided that there may not be more than one (1) outstanding Swingline Loan at any one time, the Swingline Lenders agree to make loans in euro to the Borrower at any time and from time to time on and after the Signing Date and until the earlier of the Revolving Credit Maturity Date and the termination of the Revolving Credit Commitments, in an aggregate principal amount at any time outstanding that will not result in (i) the aggregate principal amount of all Swingline Loans exceeding $50,000,000 in the aggregate or (ii) the Aggregate Revolving Credit Exposure, after giving effect to any Swingline Loan, exceeding the Total Revolving Credit Commitment. Each Swingline Loan shall be in a principal amount that is an integral multiple of $1,000,000. The Swingline Commitment may be terminated or reduced from time to time as provided herein. Within the foregoing limits, the Borrower may borrow, pay or prepay and reborrow Swingline Loans hereunder, subject to the terms, conditions and limitations set forth herein.
     (b) Swingline Loans. The Borrower shall notify the Swingline Lenders by fax, or by telephone (promptly confirmed by fax), not later than 9:30 a.m., Paris time, on the day of a proposed Swingline Loan. Such notice shall be delivered in the form of a Borrowing Request on a Business Day, shall be irrevocable and shall refer to this Agreement and shall specify the requested date (which shall be a Business Day) and amount of such Swingline Loan, the wire transfer instructions for the account of the Borrower to which the proceeds of such Swingline Loan should be disbursed and the Interest Period with respect thereto. The Swingline Lenders shall make each Swingline Loan by wire transfer to the account specified in such request to the Facility Agent.
     (c) Interest. Each Swingline Loan shall bear interest as provided in Section 2.06 (b).

     (d) Participations. Should a Swingline Loan remain unpaid on or after its relevant Interest Payment Date, the Swingline Lender may by written notice given to the Facility Agent not later than 1:00 p.m., Paris time, on any Business Day thereafter require the Revolving Credit Lenders to acquire participations on such Business Day in all or a portion of the Swingline Loans outstanding. Such notice shall specify the aggregate amount of Swingline Loans in which such Revolving Credit Lenders will participate. The Facility Agent will, promptly upon receipt of such notice, give notice to each such Revolving Credit Lender, specifying in such notice such Lender’s Pro Rata Percentage of such Swingline Loan or Loans. In furtherance of the foregoing, each Revolving Credit Lender hereby absolutely and unconditionally agrees, upon receipt of notice as provided above, to pay to the Facility Agent, for the account of the Swingline Lender, such Revolving Credit Lender’s Pro Rata Percentage of such Swingline Loan or Loans. Each Revolving Credit Lender acknowledges and agrees that its obligation to acquire participations in Swingline Loans pursuant to this paragraph is absolute and unconditional and shall not be affected by any circumstance whatsoever, including the occurrence and continuance of a Default or an Event of Default, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever. Each Revolving Credit Lender shall comply with its obligation under this paragraph by wire transfer of immediately available funds, in the same manner as provided in Section 2.02(c) with respect to Loans made by such Lender (and Section 2.02(c) shall apply, mutatis mutandis, to the payment obligations of the Lenders) and the Facility Agent shall promptly pay to the Swingline Lender the amounts so received by it from the Lenders. The Facility Agent shall notify the Borrower of any participations in any Swingline Loan acquired pursuant to this paragraph and thereafter payments in respect of such Swingline Loan shall be made to the Facility Agent and not to the Swingline Lender. Any amounts received by the Swingline Lender from the Borrower (or other person on behalf of the Borrower) in respect of a Swingline Loan after receipt by the Swingline Lender of the proceeds of a sale of participations therein shall be promptly remitted to the Facility Agent; any such amounts received by the Facility Agent shall be promptly remitted by the Facility Agent to the Lenders that shall have made their payments pursuant to this paragraph and to the Swingline Lender, as their interests may appear. The purchase of participations in a Swingline Loan pursuant to this paragraph shall not relieve the Borrower (or other person liable for obligations of the Borrower) of any default in the payment thereof.
ARTICLE III
Representations and Warranties
     The Borrower makes for itself and for all its Subsidiaries the representations and warranties set out in this Article III to each Finance Party:
     SECTION 3.01. Status
     It and each of its Subsidiaries is a limited liability company, general partnership, limited partnership or corporation (or, as applicable in a jurisdiction outside the United States, an organization having an equivalent status in such jurisdiction) (except Sea Survey II and Sea Survey III, each of which is an unlimited liability corporation and Veritas Geophysical (Canada) Corp., which is an unlimited liability company), duly formed and validly existing under the law of its jurisdiction of formation. It and each of its Subsidiaries has the corporate, company, partnership or organizational power to own its assets and carry on its business as it is being conducted.

     SECTION 3.02. Binding Obligations
     Subject to the Legal Reservations, (a) the obligations expressed to be assumed by it in each Finance Document to which it is a party, or under which it is otherwise obligated to perform, are legal, valid, binding and enforceable obligations, and (b) (without limiting the generality of clause (a) above), each Security Document to which it is a party, or under which it is otherwise obligated to perform, creates the security interests which that Security Document purports to create and those security interests are valid and effective.
     SECTION 3.03. Non-Conflict with Other Obligations
     The entry into and performance by it of, and the transactions contemplated by, the Finance Documents and the granting of the Security do not and will not conflict with (a) any law or regulation applicable to it, (b) the constitutional documents of any member of the Group or (c) any material agreement or material instrument binding upon it or any member of the Group or any of its, or any member of the Group’s, assets or constitute a default or termination event (however described) under any such agreement or instrument.
     SECTION 3.04. Power and Authority
     It has the corporate, company, partnership or organizational power to enter into, perform and deliver, and has taken all necessary action to authorize its entry into, performance and delivery of, the Finance Documents to which it is or will be a party, or under which it is obligated to perform, and the transactions contemplated by those Finance Documents. No limit on its corporate, company, partnership or organizational powers will be exceeded as a result of the borrowing, grant of security or giving of guarantees or indemnities contemplated by the Finance Documents to which it is a party.
     SECTION 3.05. Validity and Admissibility in Evidence
     All Authorizations required (a) to enable it lawfully to enter into, exercise its rights and comply with its obligations under the Finance Documents to which it is a party, or under which it is obligated to perform, and (b) to make the Finance Documents to which it is a party, or under which it is obligated to perform, admissible in evidence in its Relevant Jurisdictions other than any actions specifically referred to in the legal opinions delivered under Section 4.02 and which are not taken by the Finance Parties (where such actions are actions to be taken voluntarily by the Finance Parties) have been obtained or effected and are in full force and effect. All Authorizations necessary for the conduct of the business, trade and ordinary activities of members of the Group have been obtained or effected and are in full force and effect, except where failure to do so or to be so could not be reasonably expected to have a Material Adverse Effect.
     SECTION 3.06. Governing Law and Enforcement
     Subject to the Legal Reservations, (a) the choice of law specified in each Finance Document as the governing law of such Finance Document will be recognized and enforced in its Relevant Jurisdictions, and (b) any judgment obtained in France (or in the jurisdiction of the governing law of such Finance Document) in relation to a Finance Document will be recognized and enforced in its Relevant Jurisdictions.

     SECTION 3.07. Solvency
     (a) Solvency. Immediately after the consummation of the Transactions to occur on the Signing Date and immediately following the making of each Loan and after giving effect to the application of the proceeds of each Loan, the Borrower is Solvent (“Solvent” meaning that (i) the fair value of the assets of the Borrower will exceed its then-existing debts and liabilities, subordinated, contingent or otherwise; (ii) the present fair saleable value of the property of the Borrower is not less than the amount that will be required to pay the probable liability of its then-existing debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (iii) the Borrower reasonably believes that it will be able to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured (considering all financing alternatives and potential asset sales reasonably available to the Borrower); and (iv) the Borrower will not have unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted following the Signing Date).
     (b) No (i) corporate action, legal proceeding or other procedure or step described in paragraph (g) or (h) of Article VII, or (ii) creditors’ process described in paragraph (g) or (h) of Article VII has been taken or, to the knowledge of the Borrower, threatened in relation to a member of the Group, and none of the circumstances described in paragraph (g) or (h) of Article VII applies to a member of the Group.
     SECTION 3.08. No Filing or Stamp Taxes
     Under the laws of its Relevant Jurisdiction, it is not necessary that the Finance Documents be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration, notarial or similar Taxes or fees be paid on or in relation to the Finance Documents or the transactions contemplated by the Finance Documents other than any actions specifically referred to in the legal opinions delivered under Section 4.02 (Conditions Precedent to Signing) and which are not taken by the Finance Parties (where such actions are actions to be taken voluntarily by the Finance Parties).
     SECTION 3.09. No Default
     (a) No Event of Default and, on the date of this Agreement and the Signing Date, no Default is continuing or would result from the making of the Loan or the entry into, the performance of, or any transaction contemplated by, any Finance Document.
     (b) No other event or circumstance is outstanding which constitutes (or, with the expiry of a grace period, the giving of notice, the making of any determination or any combination of any of the foregoing, would constitute) a default or termination event (however described) under any other agreement or instrument which is binding on it, or to which its (or any of its Subsidiaries’) assets are subject, which has or is reasonably likely to have a Material Adverse Effect.
     SECTION 3.10. Investment Company Act
     None of the Borrower or any Subsidiary is an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940.

     SECTION 3.11. ERISA
     Each U.S. Group Member and its ERISA Affiliates are in compliance in all material respects with the applicable provisions of ERISA and the Code and the regulations and published interpretations thereunder. No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events, could reasonably be expected to result in material liability of any U.S. Group Member or any of its ERISA Affiliates. The present value of all benefit liabilities under each Plan (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the last annual valuation date applicable thereto, exceed the fair market value of the assets of such Plan by an amount in excess of $5,000,000, and the present value of all benefit liabilities of all underfunded Plans (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the last annual valuation dates applicable thereto, exceed the fair market value of the assets of all such underfunded Plans by an amount in excess of $5,000,000.
     SECTION 3.12. Use of Proceeds
     The Borrower will use the proceeds of the Loans only for the purposes specified in the introductory statement to this Agreement.
     SECTION 3.13. No Misleading Information
     (a) Any factual information, provided by or on behalf of any member of the Group, or by or on behalf of CGG Veritas Services Inc. and its Subsidiaries prior to the Signing Date, to any of the Finance Parties was true and accurate in all material respects (in the case of CGG Veritas Services Inc. or its Subsidiaries, to the Borrower’s knowledge) as at the date of the relevant report or document containing the information or (as the case may be) as at the date the information is expressed to be given.
     (b) No event or circumstance has occurred or arisen, no information has been omitted from the information provided by or on behalf of any member of the Group, or by or on behalf of CGG Veritas Services Inc. and its Subsidiaries prior to the Signing Date, and no information has been given or withheld that results in the information, opinions, intentions, forecasts or projections contained in such information provided being untrue or misleading in any material respect (in the case of CGG Veritas Services Inc. or its Subsidiaries, to the Borrower’s knowledge).
     (c) All material information provided by or on behalf of any member of the Group, or by or on behalf of CGG Veritas Services Inc. and its Subsidiaries, to a Finance Party in connection with the Merger on or before the date of this Agreement and not superseded before that date is accurate and not misleading in any material respect (in the case of CGG Veritas Services Inc. or its Subsidiaries, to the Borrower’s knowledge), and all projections prepared by or on behalf of any member of the Group, or by or on behalf of CGG Veritas Services Inc. and its Subsidiaries, which are provided to any Finance Party on or before the date of this Agreement have been prepared in good faith on the basis of assumptions which were reasonable at the time at which they were prepared and supplied (in the case of CGG Veritas Services Inc. or its Subsidiaries, to the Borrower’s knowledge).
     (d) All other written information provided by or on behalf of any member of the Group, or by or on behalf of CGG Veritas Services Inc. and its Subsidiaries prior to the Signing Date, including its advisers, to a Finance Party was true, complete and accurate in all material respects

(in the case of CGG Veritas Services Inc. or its Subsidiaries, to the Borrower’s knowledge) as at the date it was provided and is not misleading in any respect (in the case of CGG Veritas Services Inc. or its Subsidiaries, to the Borrower’s knowledge).
     SECTION 3.14. Original Financial Statements
     (a) The Borrower’s Original Financial Statements were prepared in accordance with IFRS or French GAAP, as applicable, consistently applied.
     (b) The Borrower’s Original Financial Statements fairly present its financial condition and results of operations for the relevant Fiscal Year.
     (c) There has been no Material Adverse Effect since the date of the Borrower’s Original Financial Statements for the Fiscal Year ended December 31, 2005.
     (d) The Original Financial Statements of the Borrower do not consolidate the results, assets or liabilities of any person or business which does not form part of the Group.
     (e) The Borrower’s most recent financial statements delivered pursuant to Section 5.01 (i) have been prepared in accordance with IFRS, and (ii) fairly present the Borrower’s consolidated or unconsolidated as the case may be financial condition as at the end of, and consolidated or unconsolidated as the case may be results of operations for, the period to which they relate.
     (f) As at each Quarter Date, there has been no Material Adverse Effect since the date of the immediately preceding Quarter Date.
     (g) The budgets and forecasts supplied under this Agreement or any Finance Document have been prepared in good faith on the basis of recent historical information and on the basis of assumptions which were reasonable as at the date they were prepared and supplied.
     SECTION 3.15. No Proceedings Pending or Threatened
     No litigation, arbitration or administrative proceedings or investigations of, or before, any court, arbitral body or agency which, if adversely determined, are reasonably likely to have a Material Adverse Effect have (to the best of its knowledge and belief (having made due and careful inquiry)) been started or threatened against it or any of its Subsidiaries.
     SECTION 3.16. No Breach of Laws
     (a) It has not (and none of its Subsidiaries has) breached any law or regulation which breach has or is reasonably likely to have a Material Adverse Effect.
     (b) No labor disputes are current or, to the best of its knowledge and belief (having made due and careful inquiry), threatened against any member of the Group which have or are reasonably likely to have a Material Adverse Effect.
     SECTION 3.17. Environmental Laws
     (a) Each member of the Group is in compliance with Section 5.10 and, to the best of its knowledge and belief (having made due and careful inquiry), no circumstances have occurred which would prevent such compliance in a manner or to an extent which has or is reasonably likely to have a Material Adverse Effect.
     (b) No Environmental Claim has been commenced or (to the best of its knowledge and belief (having made due and careful inquiry)) is threatened against any member of the Group where that claim has or is reasonably likely, if determined against that member of the Group, to have a Material Adverse Effect.
     SECTION 3.18. Taxation
     (a) It is not (and none of its Subsidiaries is) materially overdue in the filing of any Tax returns and it is not (and none of its Subsidiaries is) overdue in the payment of any amount in respect of Tax of $10,000,000 (or its equivalent in any other currency) or more.
     (b) No claims or investigations are being made or conducted against it (or any of its Subsidiaries) with respect to Taxes such that a liability of, or claim against, any member of the Group of $10,000,000 (or its equivalent in any other currency) or more is reasonably likely to arise.
     SECTION 3.19. Security and Financial Indebtedness
     (a) No Security or Quasi-Security exists over all or any of the present or future assets of any member of the Group other than as permitted by this Agreement.
     (b) No member of the Group has any Financial Indebtedness outstanding other than as permitted by this Agreement.
     SECTION 3.20. Ranking
     (a) Subject to the terms of the Intercreditor Agreement, its payment obligations under the Finance Documents to which it is a party rank at least pari passu in right of payment with all of its other present and future senior indebtedness, except for indebtedness mandatorily preferred by laws of general application to companies.
     (b) Subject to the terms of the Intercreditor Agreement, the Transaction Security has or will have first ranking priority and it is not subject to any prior ranking or pari passu ranking Security except Permitted Security (excluding any Permitted Security referred to in clauses (b) (to the extent securing subordinated indebtedness), (j) (to the extent specified in the applicable consent) or (l) of the definition thereof).
     SECTION 3.21. Good Title to Assets
     It and each of its Subsidiaries has a good, valid and marketable title to, or valid leases or licenses of, and all appropriate Authorizations to use, the assets necessary to carry on its business as presently conducted, except where failure to do so could not be reasonably expected to have a Material Adverse Effect.

     SECTION 3.22. Sanctioned Persons
     None of the Borrower or any Subsidiary nor, to the knowledge of the Borrower, any director, officer, agent, employee or Affiliate of the Borrower or any Subsidiary is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Borrower will not directly or indirectly use the proceeds of the Loans or otherwise make available such proceeds to any person, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.
     SECTION 3.23. Legal and Beneficial Ownership
     (a) It and each of its Subsidiaries is the sole legal and beneficial owner of the respective assets over which it purports to grant Security.
     (b) All the Shares acquired prior to the date of this Agreement are, and those acquired after the date of this Agreement will be, legally and beneficially owned by the Borrower, CGG Veritas Services Inc. or the applicable Subsidiary free from any claims, third party rights or competing interests (other than any claims, third party rights or competing interests contained in the constitutional documents or contractual arrangements of the issuer of such Shares at the time such Shares became subject to the Transaction Security).
     SECTION 3.24. Shares
     The Shares of any member of the Group which are subject to the Transaction Security on the Signing Date are fully paid and not subject to any option to purchase or similar rights. The constitutional documents of companies whose Shares are subject to the Transaction Security on the Signing Date do not and could not restrict or inhibit any transfer of those Shares on creation or enforcement of the Transaction Security other than as set forth on Schedule 3.26 of the U.S. First Lien Credit Agreement.
     SECTION 3.25. Intellectual Property
     It and each of its Subsidiaries (a) is the sole legal and beneficial owner of, or has licensed to it on normal commercial terms, all the Intellectual Property that is material in the context of its business and that is required by it in order to carry on its business as it is being presently conducted, (b) does not (nor does any of its Subsidiaries), in carrying on its businesses, infringe any Intellectual Property of any third party in any respect which would be reasonably likely to have a Material Adverse Effect, and (c) has taken all formal or procedural actions (including payment of fees) required to maintain any material Intellectual Property owned by it.
     SECTION 3.26. Accounting Reference Date
     The Accounting Reference Date of each Obligor and Material Subsidiary is December 31.
     SECTION 3.27. Centre of Main Interests and Establishments
     For the purposes of The Council of the European Union Regulation No. 1346/2000 on Insolvency Proceedings (the “Regulation”), the centre of main interest (as that term is used in Article 3(1) of the Regulation) of the Borrower and each Non U.S. Subsidiary is situated in such entity’s jurisdiction of incorporation and it has no “establishment” (as that term is used in Article 2(h) of the Regulations) in any other jurisdiction.
ARTICLE IV
Conditions of Lending
     The obligations of the Lenders to make Loans hereunder are subject to the satisfaction of the following conditions:
     SECTION 4.01. All Credit Events
     On the date of each Borrowing (other than a conversion or a continuation of a Borrowing), including each Borrowing of a Swingline Loan (each such event being called a “Credit Event”):
     (a) The Facility Agent shall have received a notice of such Borrowing as required by Section 2.03 for any Borrowing that is not a Swingline Loan (or such notice shall have been deemed given in accordance with Section 2.02) or, in the case of the Borrowing of a Swingline Loan, the Swingline Lenders and the Facility Agent shall have received a notice requesting such Swingline Loan as required by Section 2.21(b).
     (b) The representations and warranties set forth in Article III and in each other Finance Document shall be true and correct in all material respects on and as of the date of such Credit Event with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date.
     (c) At the time of and immediately after such Credit Event, no Default or (in the case of a Rollover Loan) Event of Default shall have occurred and be continuing.
     Each Credit Event shall be deemed to constitute a representation and warranty by the Borrower on the date of such Credit Event as to the matters specified in paragraphs (b) and (c) of this Section 4.01.
     SECTION 4.02. Conditions Precedent to Signing
     On the Signing Date, the Facility Agent shall have received in form and substance satisfactory to it:
     (a) on behalf of itself and the Lenders, an original or certified copy of a favorable written opinion of:
     (i) Linklaters, New York, legal advisors of the Borrower, in the agreed form;
     (ii) Linklaters, Paris, legal advisors of the Borrower in the agreed form;
     (iii) Linklaters, London, legal advisors of the Borrower in the agreed form;
     (iv) Clifford Chance, Paris, legal advisors of the Facility Agent in the agreed form;
     (v) Bredin Prat, Paris, legal advisors of the Collateral Agent in the agreed form;

     (vi) AK, Texas, legal advisors of the Borrower in the agreed form;
     (vii) Osler, Canada, legal advisors of CGG Canada Services Ltd. in the agreed form;
     (viii) McInnes, Canada, legal advisors of Sercel Canada Inc. in the agreed form;
     (ix) BAHR, Oslo, legal advisors of the Borrower, CGG Americas Inc. and CGG Marine Resources Norge AS in the agreed form;
     (x) Gable, Oklahoma, legal advisors of Sercel Inc. in the agreed form; and
     (xi) Mallesons, New South Wales, legal advisors of the Borrower in the agreed form;
     (b) an original or certified copy of a K-bis extract (or a similar document for any Obligor incorporated in a country other than France) no more than 15 days old of each Original Obligor;
     (c) an original or certified copy of the constitutive documents (statuts) (or a similar document for any Obligor incorporated in a country other than France) of each Original Obligor, including all amendments thereto;
     (d) evidence that the person(s) who has (have) signed the Finance Documents on behalf of the Original Obligor was (were) duly authorized so to sign (including, but not limited to, a copy certified as a true copy by an Authorised Signatory, of any power of attorney or corporate decision necessary to provide such person with such authority), deliver and perform the Finance Documents to which such person is a party and, in the case of the Borrower, the borrowings hereunder;
     (e) an original or certified copy of a certificate signed by a duly authorized representative (or the reasonable equivalent thereof) (A) setting out the name and a specimen of the signature of each person authorized to sign, on behalf of the Original Obligor, the Finance Documents to which it is a party and each other document to be delivered by the Original Obligor pursuant thereto (including, but not limited to, any Compliance Certificate or any Borrowing Request provided by the Borrower) and (B) certifying that each copy document (including documents referred to in paragraphs (b) to (e)) is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement;
     (f) an original or certified copy of the TEG Letter signed by it and the Borrower;
     (g) confirmation by Lead Arrangers to the Facility Agent that their “know your customers” requirements have been complied with;
     (h) an original or copy certified by an authorized signatory of the relevant company to be a true copy, of the Original Financial Statements;
     (i) an original or certified copy of a certificate, dated the Signing Date and signed by a Financial Officer the Borrower, confirming that the representations and warranties set fourth in Article III are true and correct in all material respects on the Signing Date;

     (j) all Fees and other amounts due and payable on the Signing Date, including, to the extent invoiced, reimbursement or payment of all out-of-pocket expenses required to be reimbursed or paid by the Borrower hereunder or under any other Finance Document;
     (k) an original or certified copies of each of the Initial Security Documents, other than those referred to in paragraph (m) below, duly executed by each Obligor that is to be a party thereto and which shall be in full force and effect on or before the date of the drawdown of the first Loan. The Collateral Agent on behalf of the Secured Parties shall have a security interest in the Collateral of the type and priority described in each Security Document.
     (l) except to the extent not required to be executed on or prior to the Signing Date pursuant to the terms hereof or of any executed Security Document, an original or certified copy of a Perfection Certificate with respect to the relevant Original Obligors dated the Signing Date and duly executed by a Responsible Officer of the Borrower, and shall have received the results of a search of the Uniform Commercial Code filings (or equivalent filings, to the extent available in the relevant jurisdictions) made with respect to the Obligors in the states (or other jurisdictions) of formation of such persons (and, with respect to non-US Obligors, the District of Columbia), in which the chief executive office of each such person is located and in the other jurisdictions in which such persons maintain property, in each case as indicated on Schedule 4.02(g) of the U.S. First Lien Credit Agreement, together with copies of the financing statements (or similar documents) disclosed by such search, and accompanied by evidence satisfactory to the Collateral Agent that the Security indicated in any such financing statement (or similar document) constitutes Permitted Security or have been or will be contemporaneously released or terminated.
     (m) except to the extent not required to be executed on or prior to the Signing Date pursuant to the terms hereof or of any executed Security Document (i) an original or certified copy of each of the Security Documents, in form and substance satisfactory to the Lenders, relating to each of the Mortgaged Properties shall have been duly executed by the parties thereto and delivered to the Collateral Agent and shall be in full force and effect, (ii) each of such Mortgaged Properties shall not be subject to any Security other than those permitted under Section 6.07, (iii) each of such Security Documents shall have been submitted for filing and recordation in the recording office as specified on Schedule 4.02(h) of the U.S. First Lien Credit Agreement (or a lender’s title insurance policy, in form and substance acceptable to the Collateral Agent, insuring such Security Document as a first lien on such Mortgaged Property (subject to any Permitted Security) shall have been received by the Collateral Agent) and, in connection therewith, the Collateral Agent shall have received evidence satisfactory to it of each such submission and (iv) the Collateral Agent shall have received such other documents, including a policy or policies of title insurance issued by a nationally recognized title insurance company, together with such endorsements, coinsurance and reinsurance as may be reasonably requested by the Collateral Agent and the Lenders, insuring the Mortgages as valid first liens on the Mortgaged Properties, free of Security other than any Permitted Security, together with such surveys, abstracts, appraisals and legal opinions required to be furnished pursuant to the terms of the Mortgages or as reasonably requested by the Collateral Agent or the Lenders.
ARTICLE V
Affirmative Covenants
     The Borrower covenants and agrees with each Lender that so long as this Agreement shall remain in effect and until the Commitments have been terminated and the principal of and interest on each Loan, all Fees and all other expenses or amounts payable under any Finance Document shall have been paid in full and all amounts drawn thereunder have been reimbursed in full, unless the Majority Lenders shall otherwise consent in writing:
     SECTION 5.01. Financial Statements
     The Borrower shall supply (in sufficient copies for all the Lenders, if the Facility Agent so requests) to the Facility Agent (and the Facility Agent shall promptly distribute to the Lenders):
     (a) as soon as they are available, but in any event within six months after the end of each of its Fiscal Years, its audited consolidated financial statements for that Fiscal Year;
     (b) within 60 days after the end of each of the first and third quarter of each Fiscal Year (and within 75 days after the end of the second quarter of each Fiscal Year), its unaudited consolidated financial statements for that Financial Quarter;
     (c) within 90 days after the beginning of each of its Fiscal Years, a consolidated budget for such Fiscal Year (including a projected consolidated balance sheet and related statements of projected operations and cash flows as of the end of and for such Fiscal Year and setting forth the assumptions used for purposes of preparing such budget).
     SECTION 5.02. Provision and Contents of Compliance Certificate
     (a) The Borrower shall supply a Compliance Certificate to the Facility Agent quarterly with each set of its Financial Statements delivered under Section 5.01 above.
     (b) The Compliance Certificate shall, among other things, (i) certify that no Event of Default or Default has occurred or, if such an Event of Default or Default has occurred, specify the nature and extent thereof and any corrective action taken or proposed to be taken with respect thereto and (ii) set out (in reasonable detail) computations as to (x) compliance with Section 6.02 and (y) the Available Amount as of the end of the fiscal period then ended and any uses of the Available Amount during such period (or, in the event that any Permitted Acquisition, Permitted Loan, Permitted Investment or Restricted Payment for which the Available Amount could have been used but for the existence of a basket has occurred during such period, the usage and remaining amount of such basket).
     (c) Each Compliance Certificate shall be signed by two authorized officers of the Borrower and, if required to be delivered with the consolidated Annual Financial Statements of the Borrower, shall be reported on by the Borrower’s Auditors in a form acceptable to the Auditors and reasonably acceptable to the Facility Agent.
     SECTION 5.03. Requirements as to Financial Statements
     (a) The Borrower shall ensure that each set of Annual Financial Statements and Quarterly Financial Statements includes a balance sheet, profit and loss account and cashflow statement. In addition, the Borrower shall ensure that each set of Annual Financial Statements shall be audited by the Auditors.
     (b) Each set of financial statements delivered pursuant to Section 5.01 (i) shall be certified by an authorized officer of the relevant company as presenting fairly, in accordance with applicable accounting standards, its financial condition and operations as at the date as at which those financial statements were prepared; (ii) in the case of consolidated financial statements (annual and quarterly) of the Group, shall be accompanied by a statement by the management of the Borrower; comparing actual performance for the period to which the financial statements relate to the actual performance for the corresponding period in the preceding Fiscal Year of the Group; and (iii) in the case of the Borrower, shall be prepared in accordance with IFRS and accounting practices applied in the preparation of the Base Case Model, unless, in relation to any set of financial statements, the Borrower notifies the Facility Agent that there has been a change in IFRS or the accounting practices and its Auditors deliver to the Facility Agent (x) a description of any change necessary for those financial statements to reflect IFRS or accounting practices upon which the Base Case Model was prepared; and (y) sufficient information, in form and substance as may be reasonably required by the Facility Agent, to enable the Lenders to determine whether Section 6.02 has been complied with and to make an accurate comparison between the financial position indicated in those financial statements and the Base Case Model. Any reference in this Agreement to any financial statements shall be construed as a reference to those financial statements as adjusted to reflect the basis upon which the Base Case Model was prepared.
     (c) If the Facility Agent wishes to discuss the financial position of any member of the Group with the Auditors, the Facility Agent may notify the Borrower, stating the questions or issues which the Facility Agent wishes to discuss with the Auditors. In this event, the Borrower must authorize the Auditors (at the reasonable expense of the Borrower) (i) to discuss the financial position of each member of the Group with the Facility Agent on request from the Facility Agent; and (ii) to disclose to the Facility Agent for the Finance Parties any information which the Facility Agent may reasonably request.
     SECTION 5.04. Presentations
     Once in every Fiscal Year, or more frequently if requested to do so by the Facility Agent if the Facility Agent reasonably suspects a Default is continuing or may have occurred or may occur a reasonably short amount of time after making such request, at least two authorized officers of the Borrower (one of whom shall be the Chief Financial Officer or Deputy Chief Financial Officer of the Borrower) must give a presentation to the Finance Parties about (a) the on-going business and financial performance of the Group; and (b) any other matter which a Finance Party may reasonably request relating to any such suspected Default.
     SECTION 5.05. Information; Miscellaneous
     The Borrower shall supply (in sufficient copies for all the Lenders, if the Facility Agent so requests) to the Facility Agent (and the Facility Agent shall promptly distribute to the Lenders) (a) at the same time as they are dispatched, copies of all documents dispatched by the Borrower to its shareholders generally (or any class of them) or dispatched by the Borrower or any Obligor to its creditors generally (or any class of them); (b) promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings which are current, threatened in writing or pending against any member of the Group, and which, if adversely determined, are reasonably likely to have a Material Adverse Effect; and (c) promptly on request, such further information regarding the financial condition, assets and operations of the Group and/or any member of the Group (including any requested amplification or explanation of any item in the financial statements, budgets or other material provided by any Obligor under this Agreement or any Finance Document, any changes to senior management of the Borrower and an up to date copy of its shareholders’ register (or equivalent in its jurisdiction of incorporation), to the extent such document exists), as any Finance Party through the Facility Agent may reasonably request; provided that the Borrower shall not be obliged to supply to the Facility Agent (or to any Lender) copies of any Auditors’ letter or other communications to the board of directors or management of the Group.
     SECTION 5.06. Notification of Default
     (a) Each Obligor shall notify the Facility Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence (unless that Obligor is aware that a notification has already been provided by another Obligor).
     (b) Promptly upon a request by the Facility Agent, the Borrower shall supply to the Facility Agent a certificate signed by two of its senior officers on its behalf certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).
     SECTION 5.07. “Know Your Customer” Checks
     (a) If (i) the introduction of, or any change in (or in the interpretation, administration or application of), any law or regulation made after the date of this Agreement; (ii) any change in the status of an Obligor or the composition of the shareholders of an Obligor after the date of this Agreement; or (iii) a proposed assignment or transfer by a Lender of any of its rights and/or obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer, obliges the Facility Agent or any Lender (or, in the case of clause (iii) above, any prospective new Lender) to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, each Obligor shall promptly upon the request of the Facility Agent or any Lender supply, or ensure the supply of, such documentation and other evidence as is reasonably requested by the Facility Agent (for itself or on behalf of any Lender) or any Lender (for itself or, in the case of the event described in clause (iii) above, on behalf of any prospective new Lender) in order for the Facility Agent, such Lender or, in the case of the event described in clause (iii) above, any prospective new Lender, to carry out and be satisfied with the results of all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.
     (b) Each Lender shall promptly upon the request of the Facility Agent supply, or ensure the supply of, such documentation and other evidence as is reasonably requested by the Facility Agent (for itself) in order for the Facility Agent to carry out and be satisfied with the results of all necessary “know your customer” or other similar checks under all applicable laws and regulations, pursuant to the transactions contemplated in the Finance Documents.
     SECTION 5.08. Authorizations
     Each Obligor shall promptly (a) obtain, comply with and do all that is necessary to maintain in full force and effect; and (b) supply certified copies to the Facility Agent of, any Authorization required under any law or regulation of a Relevant Jurisdiction to (i) enable it to perform its obligations under the Finance Documents; (ii) ensure the legality, validity, enforceability or admissibility in evidence of any Finance Document; and (iii) carry on its business where failure to do so has or is reasonably likely to have a Material Adverse Effect.

     SECTION 5.09. Compliance with Laws
     Each Obligor shall (and the Borrower shall ensure that each member of the Group will) comply in all respects with all laws to which it may be subject, if failure to so comply has or is reasonably likely to have a Material Adverse Effect.
     SECTION 5.10. Environmental Compliance
     Each Obligor shall (and the Borrower shall ensure that each member of the Group will) (a) comply with all Environmental Law; (b) obtain, maintain and ensure compliance with all requisite Environmental Permits; and (c) implement procedures to monitor compliance with and to prevent liability under any Environmental Law, in each case, where failure to do so has or is reasonably likely to have a Material Adverse Effect.
     SECTION 5.11. Environmental Claims
     Each Obligor shall (through the Borrower), promptly upon becoming aware of the same, inform the Facility Agent in writing of (a) any Environmental Claim against any member of the Group which is current, pending or threatened; and (b) any facts or circumstances which are reasonably likely to result in any Environmental Claim being commenced or threatened against any member of the Group, in each case, where such claim, if determined against such member of the Group, has or is reasonably likely to have a Material Adverse Effect.
     SECTION 5.12. Taxation
     Each Obligor shall (and the Borrower shall ensure that each member of the Group will) pay and discharge all material Taxes imposed upon it or its assets within the time period allowed without incurring penalties, unless (and only to the extent that) (a) such payment is being contested in good faith; (b) adequate reserves are being maintained for those Taxes and the costs required to contest them which have been disclosed in its latest financial statements delivered to the Facility Agent under Section 5.01; and (c) such payment can be lawfully withheld.
     SECTION 5.13. Preservation of Assets
     Each Obligor shall (and the Borrower shall ensure that each member of the Group will) maintain in good working order and condition (ordinary wear and tear excepted) all of its assets necessary in the conduct of its business.
     SECTION 5.14. Pari Passu Ranking
     (a) Subject to the terms of the Intercreditor Agreement, each Obligor shall ensure that at all times, any payment obligations owing to a Finance Party under the Finance Documents rank at least pari passu in right of payment with the claims of all its other present and future senior indebtedness, except for indebtedness mandatorily preferred by laws of general application to companies.
     (b) Subject to the terms of the Intercreditor Agreement, each Obligor shall ensure that at all times the Transaction Security has or will have first ranking priority and it is not subject to any prior ranking or pari passu ranking Security except Permitted Security (excluding any Permitted

Security referred to in clauses (c) (to the extent securing subordinated indebtedness), (k) (to the extent specified in the applicable consent) or (m) of the definition thereof).
     SECTION 5.15. Insurance
     (a) Each Obligor shall (and the Borrower shall ensure that each member of the Group will) maintain insurance on, and in relation to, its business and assets against those risks and to the extent customary for companies carrying on the same or substantially similar business.
     (b) All insurance must be with reputable independent insurance companies or underwriters.
     SECTION 5.16. Pensions
     (a) The Borrower shall ensure that all pension schemes operated by or maintained for the benefit of members of the Group and/or any of its employees are fully funded in accordance with the governing provisions of the scheme and as may be required by applicable laws with any shortfall advised by actuaries of recognized standing being rectified in accordance with those governing provisions and that no action or omission is taken by any member of the Group in relation to such a pension scheme which has or is reasonably likely to have a Material Adverse Effect.
     (b) The Borrower shall promptly notify the Facility Agent of any material change in the rate of contributions to any pension schemes mentioned in (a) above paid or recommended to be paid (whether by the scheme actuary or otherwise) or required (by law or otherwise).
     (c) Each U.S. Group Member and its ERISA Affiliates shall comply in all material respects with the applicable provisions of ERISA and the Code and shall furnish to the Facility Agent as soon as possible after, and in any event within ten days after, any Responsible Officer of any U.S. Group Member or any ERISA Affiliate knows or has reason to know that, any ERISA Event has occurred that, alone or together with any other ERISA Event, could reasonably be expected to result in liability of any U.S. Group Member or any ERISA Affiliate in an aggregate amount exceeding $5,000,000, a statement of a Financial Officer of CGG Veritas Services Inc. or the Borrower setting forth details as to such ERISA Event and the action, if any, that CGG Veritas Services Inc. or the Borrower proposes to take with respect thereto.
     SECTION 5.17. Access
     Each Obligor shall (and the Borrower shall ensure that each member of the Group will) (not more than once in every Fiscal Year unless the Facility Agent reasonably suspects a Default is continuing or may occur a reasonably short amount of time thereafter) permit the Facility Agent and/or the Collateral Agent and/or accountants or other professional advisers and contractors of the Facility Agent or Collateral Agent to have free access, at all reasonable times and on reasonable notice, at the risk and cost of the Obligor or Borrower to (a) the premises, assets, books, accounts and records of each member of the Group and (b) meet and discuss matters with its senior management.

     SECTION 5.18. Intellectual Property
     Each Obligor shall (and the Borrower shall ensure that each Group member will) (a) preserve and maintain the subsistence and validity of the Intellectual Property necessary for the business of the relevant Group member; (b) use reasonable efforts to prevent any infringement in any material respect of the Intellectual Property; (c) make registrations and pay all registration fees and taxes to the extent that the Borrower determines in its reasonable commercial judgment that such registration is necessary to maintain the Intellectual Property in full force and effect and record its interest in that Intellectual Property; and (d) not use or permit the Intellectual Property to be used in a way or take any step or omit to take any step in respect of that Intellectual Property that may materially and adversely affect the existence or value of the Intellectual Property or imperil the right of any member of the Group to use such property.
     SECTION 5.19. Financial Assistance
     To the extent applicable, each Obligor shall (and the Borrower shall ensure that each member of the Group will) comply in all respects with Sections 151 to 158 of the United Kingdom Companies Act 1985 and any equivalent legislation in other jurisdictions including in relation to the execution of the Security Documents and payment of amounts due under this Agreement.
     SECTION 5.20. Further Assurance
     (a) Each Obligor shall (and the Borrower shall ensure that each member of the Group will) promptly do all such acts or execute all such documents (including assignments, transfers, mortgages, charges, notices and instructions) as the Collateral Agent may reasonably specify (and in such form as the Collateral Agent may reasonably require in favor of the Collateral Agent or its nominee(s)) (i) to perfect the Security created or intended to be created under or evidenced by the Security Documents (which may include the execution of a mortgage, charge, assignment or other Security over all or any of the assets which are, or are intended to be, the subject of the Transaction Security) or for the exercise of any rights, powers and remedies of the Collateral Agent or the Finance Parties provided by or pursuant to the Finance Documents or by law; (ii) to confer on the Collateral Agent or the Finance Parties Security over any property and assets of such Obligor located in any jurisdiction equivalent or similar to the Security intended to be conferred by or pursuant to the Security Documents; and/or (iii) to facilitate the realization of the assets which are, or are intended to be, the subject of the Transaction Security (it being understood that it is the intent of the parties that the Obligations shall be secured by (x) substantially all the personal property of the Borrower and the other Obligors that are U.S. Subsidiaries and (y) certain other assets of the Obligors reasonably agreed between the Collateral Agent and the Borrower, in each case including real property, mineral interests, vessels and equipment acquired subsequent to the Signing Date with a fair market value in each instance in excess of $1,000,000, except to the extent that (A) Transaction Security would not be permitted by the terms of any Permitted Security existing over such assets or (B) the cost of obtaining Transaction Security would be disproportionate to the benefit thereof).
     (b) Each Obligor shall (and the Borrower shall ensure that each member of the Group will) take all such action as is available to it (including making all filings and registrations) as may be necessary for the purpose of the creation, perfection, protection or maintenance of any Security conferred or intended to be conferred on the Collateral Agent or the Finance Parties by or pursuant to the Finance Documents.

     (c) Each Obligor shall (and the Borrower shall ensure that each member of the Group will) ensure that at any time that Security is granted to the lenders under the Bridge Facility pursuant to the Bridge Facility Agreement or the Bridge Facility Security Documents, or to the lenders under the U.S. First Lien Facilities pursuant to the U.S. First Lien Credit Agreement or the U.S. Security Documents, such Security shall be granted to the Lenders pursuant to substantially similar documentation, agreements or arrangements as the Security granted under the Bridge Facility Security Documents or the U.S. First Lien Security Documents, as applicable, and on terms consistent with the Intercreditor Agreement.
     (d) The Borrower will cause (i) any subsequently acquired, organized or reorganized wholly owned U.S Subsidiary and (ii) any subsequently acquired, organized or reorganized Non U.S. Subsidiary that is (x) a Material Subsidiary, (y) able to provide a full and unconditional guarantee of the Existing Bonds under applicable law and the rules and regulations promulgated by the Securities and Exchange Commission and (z) not treated as a “controlled foreign corporation” (as that term is defined in Section 957 of the Code and the applicable regulations thereunder) of CGG Veritas Services Inc. to become an Additional Guarantor by executing the Guarantee Agreement (or, in the case of an Additional Guarantor organized under the laws of Norway, the Norwegian Guarantee Agreement) and each applicable Security Document in favor of the Collateral Agent and by delivering to the Facility Agent each of the relevant documents similar to those referred to in Section 4.02 for the Original Guarantors.
     SECTION 5.21. Maintenance of Ratings
     The Borrower shall use commercially reasonable efforts to cause the credit facilities established under this Agreement to be continuously rated by S&P and Moody’s. The Borrower shall use commercially reasonable efforts to maintain the Corporate Ratings and shall promptly notify the Facility Agent in writing of any change in the Corporate Ratings.
ARTICLE VI
Negative Covenants
     SECTION 6.01. Year-end
     The Borrower shall not change its Accounting Reference Date or its quarterly accounting period.
     SECTION 6.02. Financial Covenants
     The Borrower shall ensure that the financial condition of the Group shall be such that:
     (a) The ratio of (i) EBITDA less Capital Expenditures to (ii) Total Interest Costs for each Relevant Period specified in Column 1 below shall not be less than the ratio set out in Column 2 below opposite such Relevant Period.

Column 1
Any Relevant Period expiring in the rolling	Column 2
12 month period ending	Ratio
March 31, 2007	1.50:1.00
June 30, 2007	1.50:1.00
September 30, 2007	1.50:1.00
December 31, 2007	1.50:1.00
March 31, 2008	1.75:1.00
June 30, 2008	1.75:1.00
September 30, 2008	1.75:1.00
December 31, 2008	1.75:1.00
March 31, 2009	2.00:1.00
June 30, 2009	2.00:1.00
September 30, 2009	2.00:1.00
December 31, 2009	2.00:1.00
March 31, 2010	2.50:1.00
June 30, 2010	2.50:1.00
September 30, 2010	2.50:1.00
December 31, 2010	2.50:1.00
March 31, 2011	2.50:1.00
June 30, 2011	2.50:1.00
September 30, 2011	2.50:1.00
December 31, 2011	2.50:1.00
     (b) The Total Leverage Ratio in respect of each Relevant Period specified in Column 1 below shall not be greater than the ratio set out in Column 2 below opposite such Relevant Period.

Column 1
Any Relevant Period expiring in the rolling 12	Column 2
month period ending	Ratio
March 31, 2007	2.25:1.00
June 30, 2007	2.25:1.00
September 30, 2007	2.25:1.00
December 31, 2007	2.25:1.00
March 31, 2008	2.00:1.00
June 30, 2008	2.00:1.00
September 30, 2008	2.00:1.00
December 31, 2008	2.00:1.00
March 31, 2009	1.75:1.00
June 30, 2009	1.75:1.00
September 30, 2009	1.75:1.00
December 31, 2009	1.75:1.00
March 31, 2010	1.50:1.00
June 30, 2010	1.50:1.00
September 30, 2010	1.50:1.00
December 31, 2010	1.50:1.00
March 31, 2011	1.50:1.00
June 30, 2011	1.50:1.00
September 30, 2011	1.50:1.00
December 31, 2011	1.50:1.00
Notwithstanding the foregoing, the Total Leverage Ratio in respect of the first Relevant Period ending after the consummation of any Qualifying Acquisition shall not be greater than 2.25 to 1.00 (and the ratio set forth opposite such Relevant Period in Column 2 above shall be deemed not to apply).

     (c) The financial covenants set out in this Section 6.02 shall be tested by reference to, and as at the date of, each of the financial statements and/or each Compliance Certificate delivered pursuant to Section 5.02.
     SECTION 6.03. Merger
     No Obligor shall (and the Borrower shall ensure that no other member of the Group will) enter into any amalgamation, demerger, merger, consolidation or corporate reconstruction except for a Permitted Merger.
     SECTION 6.04. Change of Business
     The Borrower shall ensure that no substantial change is made to the general nature of the business of the Borrower, the Obligors or the Group taken as a whole, as carried out (or contemplated to be carried out and disclosed to the Facility Agent) at the date of this Agreement, except to the extent of a Qualifying Business Disposal.
     SECTION 6.05. Acquisitions
     No Obligor shall (and the Borrower shall ensure that no other member of the Group will) (a) acquire a company or any shares or securities or a business (or, in each case, any interest in any of them); or (b) incorporate a company; provided that this Section 6.05 does not apply to an acquisition of a company, of shares, securities or a business (or, in each case, any interest in any of them) or the incorporation of a company which is a Permitted Acquisition or a Permitted Investment.
     SECTION 6.06. Joint Ventures and Investments
     (a) Except as permitted under paragraph (b) below, no Obligor shall (and the Borrower shall ensure that no other member of the Group will) (i) enter into, invest in or acquire (or agree to acquire) any shares, stocks, securities or other interest in any Joint Venture; or (ii) transfer any assets or lend to, or guarantee or give an indemnity for, or give Security for the obligations of a Joint Venture or maintain the solvency of or provide working capital to any Joint Venture (or agree to do any of the foregoing).
     (b) Paragraph (a) above does not apply to any entry into, investment in or acquisition of (or agreement to acquire) any interest in a Joint Venture or transfer of assets (or agreement to transfer assets) to a Joint Venture or loan made to, or guarantee given in respect of the obligations of, a Joint Venture if such transaction is a Permitted Acquisition, a Permitted Disposal, a Permitted Joint Venture or a Permitted Investment.
     SECTION 6.07. Negative Pledge
     (a) Except as permitted under paragraph (b) below, (i) no Obligor shall (and the Borrower shall ensure that no other member of the Group will) create or permit to exist any Security over any of its assets; (ii) no Obligor shall (and the Borrower shall ensure that no other member of the Group will) (w) sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by an Obligor or any other member of the Group; (x) sell, transfer or otherwise dispose of any of its receivables on recourse terms; (y) enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or (z) enter into any other preferential arrangement having a similar effect, in each case, in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset (any of the transactions described in this clause (ii), “Quasi-Security”).
     (b) Paragraph (a) above does not apply to any Security or, as the case may be, Quasi-Security, which is a Permitted Security.
     SECTION 6.08. Disposals
     (a) Except as permitted under paragraph (b) below, no Obligor shall (and the Borrower shall ensure that no other member of the Group will) enter into a single transaction or a series of transactions (whether related or not and whether voluntary or involuntary) to sell, lease, transfer or otherwise dispose of any asset.
     (b) Paragraph (a) above does not apply to any sale, lease, transfer or other disposal which is a Permitted Disposal, a Permitted Share Issue or any Permitted Merger referred to in clause (d) of the definition of Permitted Merger.
     SECTION 6.09. Arm’s Length Basis
     (a) Except as permitted by paragraph (b) below, no Obligor shall (and the Borrower shall ensure no other member of the Group will) enter into any transaction with any Affiliate that is not an Obligor on terms that are less favorable to such Obligor than those that it could have been obtained in a comparable transaction with an unrelated Person or, if there is no such comparable transaction, on terms that are not fair and reasonable to such Obligor.
     (b) The following transactions shall not be a breach of this Section 6.09: (i) intra-Group loans permitted under Section 6.10; (ii) fees, costs and expenses payable in connection with the Transactions in the amounts set out in the relevant transaction documents or otherwise or agreed to by the Facility Agent; (iii) any employment agreement or other employee compensation plan or arrangement (including stock purchase and stock option plans) entered into (or amended, restated or supplemented from time to time) by Borrower, CGG Veritas Services Inc. or any member of the Group or Target Group (x) in the ordinary course of business of Borrower or such member of the Group (or otherwise approved by the board of directors of Borrower) or (y) in connection with the Synergies Implementation Plan or any integration relating to the Merger, including, for the avoidance of doubt, any compensation plan, incentive plan, retention plan, severance plan, stock purchase plan, stock option plan and any other arrangement involving officers, directors or employees of any member of the Group (including any member of the Target Group) relating thereto and any transaction contemplated by any of the foregoing; provided, that, in the case of (A) any such stock option or free share plans subject to this clause (iii) that are applicable only to executive officers or other members of senior management, such plans are approved by Borrower’s board of directors pursuant to a recommendation by an appropriate committee of Borrower’s board of directors, (B) any other plans subject to this clause (iii) that are applicable only to Borrower’s chief executive officer, Borrower’s presidents and/or the CGG Veritas Services Inc.’s president, such plans are approved by Borrower’s board of directors pursuant to a recommendation by an appropriate committee of Borrower’s board of directors, and (C) any other plans subject to this clause (iii) that are applicable to executive officers or other members of senior management (other than the chief executive officer and/or the presidents), such plans are approved by Borrower’s chief executive officer; and (iv) loans or advances to officers, directors and employees of Borrower or any member of the Group made in the ordinary course of business and consistent with past practices of Borrower and the Group in an aggregate amount not to exceed $5,000,000 outstanding at any one time.
     SECTION 6.10. Loans or Credit
     (a) Except as permitted under paragraph (b) below, no Obligor shall (and the Borrower shall ensure that no other member of the Group will) be a creditor in respect of any Financial Indebtedness.
     (b) Paragraph (a) above does not apply to a Permitted Loan.
     SECTION 6.11. No Guarantees or Indemnities
     (a) Except as permitted under paragraph (b) below, no Obligor shall (and the Borrower shall ensure that no member of the Group will) incur, or allow to remain outstanding, any guarantee in respect of any obligation of any person.
     (b) Paragraph (a) does not apply to a guarantee which is a Permitted Guarantee.
     SECTION 6.12. Dividends and Share Redemption
     (a) Except as permitted under paragraph (b) below, the Borrower shall ensure that no member of the Group will (i) declare, make or pay any dividend, charge, fee or other distribution (or interest on any unpaid dividend, charge, fee or other distribution) (whether in cash or in kind) on, or in respect of, its share capital (or any class of its share capital); (ii) repay or distribute any dividend or share premium reserve; (iii) pay, or allow any member of the Group to pay, any management, advisory or other fee to, or to the order of, any shareholder holding 10% or more of the Equity Interests of the Borrower; or (iv) redeem, repurchase, defease, retire or repay any of its share capital or resolve to do so (any of the transactions described in clauses (i) through (iv) above, a “Restricted Payment”).
     (b) Paragraph (a) does not apply as follows: (i) any dividend or share redemption constituting a Permitted Share Issue may be made; (ii) (x) any Subsidiary of the Borrower may pay dividends or return capital to the Borrower or any wholly owned Subsidiary of the Borrower, and (y) any non-wholly owned Subsidiary of the Borrower may pay cash dividends to its shareholders generally so long as the Borrower or its respective Subsidiary which owns the ownership interests in the Subsidiary paying such dividends receives at least its proportionate share thereof (based upon its relative holding of the ownership interests in the Subsidiary paying such dividends and taking into account the relative preferences, if any, of the various classes of ownership interests of such Subsidiary); (iii) the Borrower may, so long as no Event of Default then exists or would result therefrom, pay cash in lieu of issuing fractional shares of the Borrower’s common or perpetual preferred Equity Interests; (iv) so long as no Event of Default then exists or would result therefrom, the Borrower may repurchase its common or perpetual preferred Equity Interests (and/or options or warrants in respect thereof) pursuant to, and in accordance with the terms of, (x) any employment agreement, plan or arrangement of a type described in Section 6.09(b)(iii), provided that the aggregate amount of cash paid in respect of all such repurchases in any calendar year pursuant to this subclause (x) does not exceed $25,000,000 (excluding any amounts paid in connection with stock options of the Target cancelled in the Merger) and (y) the liquidity contract between the Borrower and Société Rothschild & Cie Banque dated November 1, 2005, provided that the net obligations of the Borrower pursuant to this clause (y) does not exceed €50,000,000 at any time; (v) the Borrower may issue and exchange shares of any class or series of its common or perpetual preferred Equity Interests now or hereafter outstanding for shares of any other class or series of its common or perpetual preferred Equity Interests now or hereafter outstanding; (vi) the Borrower may, in connection with any reclassification of its common or perpetual preferred Equity Interests and any exchange permitted by clause (v) above, pay cash in de minimis amounts per share in lieu of issuing fractional shares of any class or series of its common or perpetual preferred Equity Interests; (vii) the Borrower may issue shares of any class or series of its common or perpetual preferred Equity Interests (including, without limitation, the Borrower’s American Depositary Shares) required to be issued upon conversion of the Target Convertible Notes and, after the Closing Date, repurchase up to the same amount of such Equity Interests (after giving effect to any stock split, reverse stock split or similar event); provided that the Borrower may not repurchase more than the Target Share Repurchase Amount pursuant to this clause (vii); (viii) the Borrower may make cash payments to the holders of the Target Convertible Notes in connection with the conversion of such Target Convertible Notes after the Closing Date of up to an amount equal to the Target Required Cash Amount; (ix) the Borrower (or the relevant Subsidiary) may dividend the capital stock of Sercel Holding to the Borrower’s shareholders (including, without limitation, to effect a spin-off of Sercel Holding), provided that such transaction results in a release of the relevant Sercel Companies as guarantors of the Existing Bonds pursuant to Clause 10.04 of the Existing Bond Indenture and as Guarantors hereunder, and provided further that, (x) so long as no Event of Default then exists or would result therefrom, the Borrower and the Subsidiaries may make other Restricted Payments (x) other than as provided in subclause (y) below, in an aggregate amount, together with all other such Restricted Payments, less than or equal to $50,000,000, and (y) from and after the time at which $50,000,000 of Restricted Payments permitted by this clause (x) have been made, if the Total Leverage Ratio calculated on a pro forma basis after giving effect to such Restricted Payment and any financing therefor would be less than or equal to the lesser of (A) 1.75 to 1.00 and (B) the ratio for the most recently ended Relevant Period set forth in Section 6.02(b), in an amount less than or equal to the Available Amount that is Not Otherwise Applied at the time such transaction is consummated (it being understood that a single transaction may utilize amounts available, if any, under both subclause (x) and subclause (y) of this clause (x)).
     SECTION 6.13. Financial Indebtedness
     (a) Except as permitted under paragraph (b) below, no Obligor shall (and the Borrower shall ensure that no other member of the Group will) incur, or allow to remain outstanding, any Financial Indebtedness.
     (b) Paragraph (a) above does not apply to Financial Indebtedness which is Permitted Financial Indebtedness.
     SECTION 6.14. Share Capital
     No Obligor shall (and the Borrower shall ensure no other member of the Group will) issue any shares except pursuant to a Permitted Share Issue.
     SECTION 6.15. Amendments
     No Obligor shall (and the Borrower shall ensure that no member of the Group will) amend, vary, novate, supplement, supersede, waive or terminate any term of a Finance Document or any other document delivered to the Facility Agent pursuant to Section 4.02 or to the Collateral Agent pursuant to Section 5.20, except in writing in accordance with the provisions of Section 9.08.
ARTICLE VII
Events of Default
     In case of the happening of any of the following events (“Events of Default”):
     (a) An Obligor does not pay, on the relevant due date, any amount payable pursuant to a Finance Document at the place at and in the currency in which it is expressed to be payable unless (i) its failure to pay is caused by administrative or technical error; and (ii) payment is made within 2 Business Days of its due date;
     (b) Any requirement of Section 6.02 is not satisfied or an Obligor does not comply with the provisions of Section 6.03, Section 6.05, Section 6.07 or Section 6.08;
     (c) An Obligor does not comply with any provision of any Security Document;
     (d) An Obligor does not comply with any provision of the Finance Documents (other than those referred to in paragraphs (a) and (b) above; provided, however, that no Event of Default under this paragraph (d) will occur if the failure to comply is capable of remedy and is remedied within 15 Business Days (or in the case of any Event of Default under Section 5.01, Section 5.02 or Section 5.03, 10 Business Days) of the Facility Agent giving notice to the Borrower or relevant Obligor or the Borrower or an Obligor becoming aware of the failure to comply;
     (e) Any representation or statement made or deemed to be made by an Obligor in the Finance Documents or any other document delivered by or on behalf of any Obligor under or in connection with any Finance Document is or proves to have been incorrect or misleading in any material respect when made or deemed to be made;
     (f) (i) Any Financial Indebtedness of any member of the Group is not paid when due or within any originally applicable grace period; (ii) any Financial Indebtedness of any member of the Group is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described); (iii) any commitment for any Financial Indebtedness of any member of the Group is cancelled or suspended by a creditor of any member of the Group as a result of an event of default (however described); or (iv) Any creditor of any member of the Group becomes entitled to declare any Financial Indebtedness of any member of the Group due and payable prior to its specified maturity as a result of an event of default (however described); provided, however, that no Event of Default will occur under this paragraph (f) if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within clauses (i) through (iv) above is less than $15,000,000 (or its equivalent in any other currency or currencies);
     (g) (i) An Obligor or a Material Subsidiary (x) is unable or admits inability to pay its debts as they become due, (y) is declared to be unable to pay its debts under applicable law, or (z) suspends or threatens to suspend making payments on any of its debts; (ii) the value of the assets of any Obligor is less than its liabilities (taking into account contingent and prospective liabilities); (iii) a moratorium is declared in respect of any indebtedness of any Obligor or Material Subsidiary. If a moratorium occurs, the ending of the moratorium will not remedy any Event of Default caused by such moratorium; or (iv) the Borrower or any Obligor or Material Subsidiary which conducts business in France is in a state of cessation des paiements, or any member of the Group becomes insolvent for the purpose of any applicable insolvency law;
     (h) (i) Any corporate action, legal proceedings or other procedure or step is taken in relation to (w) the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganization (by way of voluntary arrangement, scheme of arrangement or otherwise) of any member of the Group other than a solvent liquidation or reorganization of any member of the Group which is not an Obligor; (x) an assignment for the benefit of creditors of any member of the Group; (y) the appointment of a liquidator (other than in respect of a solvent liquidation of a member of the Group which is not an Obligor), bankruptcy receiver, administrator, or other similar officer in respect of any member of the Group or any material part of its assets; or (z) enforcement of any Security over all or any material portion of the assets of the Group, or any analogous procedure or step is taken in any jurisdiction (each a “Winding-up Petition”); provided that this clause (i) shall not apply to (A) any involuntary Winding-up Petition which is dismissed within 60 days after the filing or commencement thereof or an order for relief having been entered with respect thereto; or (B) any corporate action, legal proceedings, Winding-up Petition or other procedure or step which is part of a solvent reorganization of any member of the Group permitted under this Agreement; (ii) the Borrower or any member of the Group commences proceedings for conciliation in accordance with articles L.611-3 to L.611-15 of the French Code de Commerce; or (iii) a judgment for sauvegarde, redressement judiciaire, cession totale de l’entreprise or liquidation judiciaire is entered in relation to the Borrower or any member of the Group under articles L.620-1 to L.644-6 of the French Code de Commerce;
     (i) Any expropriation, attachment, sequestration, distress or execution or any of the enforcement proceedings provided for in French law no. 91 650 of 9 July 1991, or any analogous process in any jurisdiction, affects any asset or assets of the Borrower or a Material Subsidiary and is not discharged within 14 days;
     (j) (i) It is or becomes unlawful for an Obligor to perform any of its obligations under the Finance Documents, any Transaction Security created or expressed to be created or evidenced by the Security Documents ceases to be effective or any subordination created under the Intercreditor Agreement is or becomes unlawful; (ii) any obligation or obligations of any Obligor under any Finance Documents are not (subject to the Legal Reservations), or cease to be, legal, valid, binding or enforceable and the cessation individually or cumulatively materially and adversely effects the interests of the Lenders under the Finance Documents; or (iii) any Finance Document ceases to be in full force and effect or any Transaction Security ceases to be legal, valid, binding, enforceable or effective or is alleged by a party to it (other than a Finance Party) to be ineffective;
     (k) Any Obligor or Material Subsidiary suspends or ceases to carry on (or threatens to suspend or cease to carry on) all or a material part of its business except as a result of a disposal which is a Permitted Disposal or a Permitted Merger;

     (l) (i) An Obligor (other than the Borrower) ceases to be a wholly owned (directly or indirectly) Subsidiary of the Borrower; or (ii) an Obligor ceases to own at least the same percentage of shares in a Material Subsidiary, except, in either case, as a result of a disposal which is a Permitted Disposal, Permitted Share Issue or a Permitted Merger;
     (m) The Auditors qualify the audited annual consolidated financial statements of the Borrower;
     (n) The authority or ability of any Obligor or Material Subsidiary to conduct its business is limited or wholly or substantially curtailed by any seizure, expropriation, nationalization, intervention, restriction or other action by or on behalf of any governmental, regulatory or other authority or other person in relation to any Obligor or Material Subsidiary or any of its assets;
     (o) An Obligor (or any other relevant party) rescinds, or purports to rescind, or repudiates, or purports to repudiate, a Finance Document or any of the Transaction Security or evidences an intention to rescind or repudiate a Finance Document or any Transaction Security;
     (p) Any litigation, arbitration, administrative, governmental, regulatory or other investigations, proceedings or disputes are commenced (a) in relation to the Finance Documents or the transactions contemplated in the Finance Documents or (b) against any member of the Group or its assets which has or is reasonably likely to have a Material Adverse Effect;
     (q) Any member of the Group does not enter into any Security Documents within the period contemplated in any Finance Document by reason of any failure by any person to complete any financial assistance or corporate benefit procedures; or
     (r) A Change of Control occurs;
     then, and in every such event (other than an event with respect to the Borrower described in paragraph (g) or (h) above), and at any time thereafter during the continuance of such event, the Facility Agent may, without mise en demeure or any other judicial or extra judicial step, and shall if so directed by the Majority Lenders, by notice to the Borrower but subject to the mandatory provisions of articles L.620 1 to L.628 3 of the French Code de Commerce, take either or both of the following actions, at the same or different times: (i) cancel the Total Commitments and (ii) declare all outstanding Loans, together with accrued interest, and all other amounts accrued under the Finance Documents immediately due and payable, whereupon the Total Commitments will be cancelled and all such outstanding amounts will become immediately due and payable.
ARTICLE VIII
The Facility Agent and the Collateral Agent
     Each of the Lenders hereby irrevocably appoints the Facility Agent and the Collateral Agent (for purposes of this Article VIII, the Facility Agent and the Collateral Agent are referred to collectively as the “Agents”) as its agent and authorizes the Agents to take such actions on its behalf and to exercise such powers as are delegated to such Agent by the terms of the Finance Documents, together with such actions and powers as are reasonably incidental thereto, which each of the Agents hereby accepts. Without limiting the generality of the foregoing, the Collateral Agent is hereby expressly authorized to execute and deliver or ratify, without the need for any further authority from the Secured Parties, the Intercreditor Agreement, each Initial Security Document and any and all other documents (including releases) with respect to the Transaction Security, the Collateral and the rights of the Secured Parties with respect thereto, as contemplated by and in accordance with the provisions of this Agreement and the Initial Security Documents.
     Each of the Lenders hereby ratifies and confirms all documents (including the Intercreditor Agreement) and transaction entered into and other actions by any of the Agents in the proper exercise of the power of attorney granted to it hereunder.
     Each bank serving as an Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not an Agent, and such bank and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Borrower or any Subsidiary or other Affiliate thereof as if it were not an Agent hereunder.
     No Agent shall have any duties or obligations except those expressly set forth in the Finance Documents. Without limiting the generality of the foregoing, (a) no Agent shall be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing, (b) no Agent shall have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby that such Agent is instructed in writing to exercise by the Majority Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 9.08), and (c) except as expressly set forth in the Finance Documents, no Agent shall have any duty to disclose, nor shall it be liable for the failure to disclose, any information relating to the Borrower or any of the other Subsidiaries that is communicated to or obtained by a bank serving as an Agent or any of its Affiliates in any capacity. No Agent shall be liable for any action taken or not taken by it with the consent or at the request of the Majority Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 9.08) or in the absence of its own gross negligence or willful misconduct. No Agent shall be deemed to have knowledge of any Default unless and until written notice thereof is given to such Agent by the Borrower or a Lender, and no Agent shall be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with any Finance Document, (ii) the contents of any certificate, report or other document delivered thereunder or in connection therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth in any Finance Document, (iv) the validity, enforceability, effectiveness or genuineness of any Finance Document or any other agreement, instrument or document, or (v) the satisfaction of any condition set forth in Article IV or elsewhere in any Finance Document, other than to confirm receipt of items expressly required to be delivered to such Agent.
     Each Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing believed by it to be genuine and to have been signed or sent by the proper person. Each Agent may also rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper person, and shall not incur any liability for relying thereon. Each Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

     Each Agent may perform any and all its duties and exercise its rights and powers by or through any one or more sub-agents appointed by it. Each Agent and any such sub-agent may perform any and all its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of the preceding paragraphs shall apply to any such sub-agent and to the Related Parties of each Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the Facilities as well as activities as Agent.
     Subject to the appointment and acceptance of a successor Agent as provided below, either Agent may resign at any time by notifying the Lenders and the Borrower. Upon any such resignation, the Majority Lenders shall have the right, in consultation with the Borrower, to appoint a successor. If no successor shall have been so appointed by the Majority Lenders and shall have accepted such appointment within 30 days after the retiring Agent gives notice of its resignation, then the retiring Agent may, on behalf of the Lenders, in consultation with the Borrower, appoint a successor Agent which shall be a bank with an office in Paris, France or an Affiliate of any such bank. Upon the acceptance of its appointment as Agent hereunder by a successor, such successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent, and the retiring Agent shall be discharged from its duties and obligations hereunder. The fees payable by the Borrower to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After an Agent’s resignation hereunder, the provisions of this Article and Section 9.05 shall continue in effect for the benefit of such retiring Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while acting as Agent.
     Each Lender acknowledges that it has, independently and without reliance upon the Agents or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Agents or any other Lender and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement or any other Finance Document, any related agreement or any document furnished hereunder or thereunder.
ARTICLE IX
Miscellaneous
     SECTION 9.01. Notices
     Notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by fax, as follows:
     (a) if to the Borrower, to it at Tour Montparnasse — 33 avenue du Maine — 75755 Paris Cedex 15, France, Attention of Mr. Stéphane-Paul Frydman (Fax No. +33 (0)1 64 47 34 31);
     (b) if to the Facility Agent or the Swingline Lenders, to it at 115, rue Réaumur, 75002 Paris, France, Attention Augustin Bourcier de Carbon, (Fax No. +33(0) 1 58 19 30 90);

     (c) if to the Collateral Agent, to Credit Suisse, Eleven Madison Avenue, New York, NY 10010, Attention of Agency Group (Fax No. (212) 325-8304);
     (d) if to a Lender, to it at its address (or fax number) set forth in this Section or in the Transfer Agreement pursuant to which such Lender shall have become a party hereto.
     All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt if delivered by hand or overnight courier service or sent by fax or on the date five Business Days after dispatch by certified or registered mail if mailed, in each case delivered, sent or mailed (properly addressed) to such party as provided in this Section 9.01 or in accordance with the latest unrevoked direction from such party given in accordance with this Section 9.01. As agreed to among the Borrower, the Facility Agent, the Collateral Agent, the Swingline Lenders and the applicable Lenders from time to time (or, in the case of any notice delivered by the Borrower to the Facility Agent pursuant to any provision of Article II, as agreed to by the Borrower and the Facility Agent specifically with respect to such notice), notices and other communications (other than any notice delivered pursuant to Section 5.06) may also be delivered by e-mail to the e-mail address of a representative of the applicable person provided from time to time by such person.
     SECTION 9.02. Survival of Agreement
     All covenants, agreements, representations and warranties made by the Borrower herein and in the certificates or other instruments prepared or delivered in connection with or pursuant to this Agreement or any other Finance Document shall be considered to have been relied upon by the Lenders and shall survive the making by the Lenders of the Loans, regardless of any investigation made by the Lenders or on their behalf, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any Fee or any other amount payable under this Agreement or any other Finance Document is outstanding and so long as the Commitments have not been terminated. The provisions of Section 2.13, Section 2.15, Section 2.20 and Section 9.05 shall remain operative and in full force and effect regardless of the expiration of the term of this Agreement, the consummation of the transactions contemplated hereby, the repayment of any of the Loans, the expiration of the Commitments, the invalidity or unenforceability of any term or provision of this Agreement or any other Finance Document, or any investigation made by or on behalf of the Facility Agent, the Collateral Agent or any Lender.
     SECTION 9.03. Binding Effect
     This Agreement shall become effective when it shall have been executed by the Borrower, the Facility Agent, the Collateral Agent, the Lenders and the Swingline Lenders.
     SECTION 9.04. Changes to the Lenders
     (a) Transfers by the Lenders
(i)	Subject to this Section 9.04, a Lender (the “Existing Lender”) may transfer any of its rights (including such as relate to that Lender’s participation in each Loan) and obligations, to another bank or financial institution (the “New Lender”).

(ii)	The consent of the Finance Parties is hereby given to a transfer by an Existing Lender to a New Lender.
     (b) Conditions of transfer
(i)	Unless an Event of Default has occurred and is continuing, the consent of the Borrower is required for a transfer by an Existing Lender, provided that the Borrower hereby consents to a transfer to another Lender or an Affiliate of a Lender.

(ii)	The consent of the Borrower to a transfer must not be unreasonably withheld or delayed without reasonable grounds. The Borrower will be deemed to have given its consent five (5) Business Days after the Existing Lender has requested it unless consent is expressly refused by the Borrower within that time.

(iii)	The consent of the Borrower to a transfer must not be withheld solely because the assignment or transfer may result in an increase to the Mandatory Cost.

(iv)	A transfer will only be effective if the procedure set out in Section 9.04 (e) (Procedure for transfer) is complied with.

(v)	If (A) a Lender transfers any of its rights or obligations under the Finance Documents or changes its Facility Office; and (B) as a result of circumstances existing at the date the transfer or change occurs, an Obligor would be obliged to make a payment to the New Lender or Lender acting through its new Facility Office under Section 2.19(a) (Tax Gross-up and Indemnities) or Section 2.13 (Reserve Requirements; Change in Circumstances), then the New Lender or Lender acting through its new Facility Office is only entitled to receive payment under those Sections to the same extent as the Existing Lender or Lender acting through its previous Facility Office would have been if the transfer or change had not occurred.

(vi)	Any transfer will be of a minimum amount of $ 5,000,000 except in case of a transfer which has the effect of reducing the participation of the relevant Lender to zero.

(vii)	Any Existing Lender which is a Swingline Lender may (i) transfer its Revolving Credit Commitment (or any part thereof) without transferring its Swingline Commitment and/or (ii) transfer the whole of its Swingline Commitment (but not any part thereof) whereby its Revolving Credit Commitment is reduced by the amount corresponding to its Swingline Commitment.
     (c) Transfer fee
The New Lender shall, on the date upon which a transfer takes effect, pay to the Facility Agent (for its own account) a fee of EUR 2,500.

     (d) Limitation of responsibility of Existing Lenders
(i)	Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for (A) the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents or any other documents, (B) the financial condition of any Obligor, (C) the performance and observance by any Obligor of its obligations under the Finance Documents or any other documents, or (D) the accuracy of any statements (whether written or oral) made in or in connection with any Finance Document or any other document, and any representations or warranties implied by law are excluded.

(ii)	Each New Lender confirms to the Existing Lender and the other Finance Parties that it (A) has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Lender in connection with any Finance Document and (B) will continue to make its own independent appraisal of the creditworthiness of each Obligor and its related entities whilst any amount is or may be outstanding under the Finance Documents or any Commitment is in force.

(iii)	Nothing in any Finance Document obliges an Existing Lender to (A) accept a re-transfer from a New Lender of any of the rights and obligations assigned or transferred under this Section 9.04 (or (B) support any losses directly or indirectly incurred by the New Lender by reason of the non-performance by any Obligor of its obligations under the Finance Documents or otherwise.
     (e) Procedure for transfer
(i)	Subject to the conditions set out in Section 9.04(b) (Conditions of transfer) a transfer is effected in accordance with paragraph (iii) below when the Facility Agent executes an otherwise duly completed Transfer Agreement delivered to it by the Existing Lender and the New Lender. The Facility Agent shall, subject to paragraph (ii) below, as soon as reasonably practicable after receipt by it of a duly completed Transfer Agreement appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Transfer Agreement.

(ii)	The Facility Agent shall only be obliged to execute a Transfer Agreement delivered to it by the Existing Lender and the New Lender once it is satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to the transfer to such New Lender. Any Transfer Agreement shall be delivered to the Facility Agent at least five (5) Business days prior to the proposed Transfer date specified therein.

(iii)	By virtue of the execution of a Transfer Agreement, as from the Transfer Date (A) to the extent that in the Transfer Agreement the Existing Lender seeks to transfer its rights and obligations under the Finance Documents, the Existing Lender shall be discharged to the extent provided for in the Transfer Agreement from further obligations towards each of the Obligors and the other Finance Parties under the Finance Documents, (B) the rights and obligations of the Existing Lender with respect to the Obligors shall be transferred to the New Lender, to the extent provided for in the Transfer Agreement, (C) the Facility Agent, the Arranger, the New Lender and other Lenders shall have the same rights and obligations between themselves as they would have had had the New Lender been an Original Lender with the rights and/or obligations to which it is entitled and subject as a result of the transfer and to that extent the Facility Agent, the Arranger and the Existing Lender shall each be released from further obligations to each other under the Finance Documents; and (D) the New Lender shall become a Party as a “Lender”.
     (f) Copy of Transfer Agreement to Company
The Facility Agent shall, as soon as reasonably practicable after it has executed a Transfer Agreement, send to the Company a copy of that Transfer Agreement.
     (g) Disclosure of information
Any Lender may disclose to any of its Affiliates and any other person:
(i)	to (or through) whom that Lender transfers (or may potentially assign or transfer) all or any of its rights and obligations under this Agreement;

(ii)	with (or through) whom that Lender enters into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, this Agreement or any Obligor; or

(iii)	to whom, and to the extent that, information is required to be disclosed by any applicable law or regulation, any information about any Obligor, the Group and the Finance Documents as that Lender shall consider appropriate if, in relation to paragraphs (i) and (ii) above, the person to whom the information is to be given has entered into a Confidentiality Undertaking.
     SECTION 9.05. Expenses; Indemnity
     (a) The Borrower agrees to pay all out-of-pocket expenses incurred by the Facility Agent, the Collateral Agent and the Swingline Lenders in connection with the syndication of the Facilities and the preparation and administration of this Agreement and the other Finance Documents or in connection with any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions hereby or thereby contemplated shall be consummated) or incurred by the Facility Agent, the Collateral Agent or any Lender in connection with the enforcement or protection of its rights in connection with this Agreement and the other Finance Documents or in connection with the Loans made, including the fees, charges and disbursements of Clifford Chance

Europe LLP, counsel for the Facility Agent and Cravath, Swaine & Moore LLP, counsel for the Collateral Agent, and, in connection with any such enforcement or protection, the fees, charges and disbursements of any other outside counsel for the Facility Agent, the Collateral Agent or any Lender.
     (b) The Borrower agrees to indemnify the Facility Agent, the Collateral Agent, each Lender and each Related Party of any of the foregoing persons (each such person being called an “Indemnitee”) against, and to hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related out-of-pocket expenses, including reasonable outside counsel fees, charges and disbursements, incurred by or asserted against any Indemnitee arising out of, in any way connected with, or as a result of (i) the execution or delivery of this Agreement or any other Finance Document or any agreement or instrument contemplated thereby, the performance by the parties thereto of their respective obligations thereunder or the consummation of the Transactions and the other transactions contemplated thereby (including the syndication of the Facilities), (ii) the use of the proceeds of the Loans, (iii) any claim, litigation, investigation or proceeding relating to any of the foregoing, whether or not any Indemnitee is a party thereto, or (iv) any actual or alleged presence or Release of Hazardous Materials on any property currently or formerly owned or operated by the Borrower or any of the Subsidiaries, or any Environmental Liability related in any way to the Borrower or the Subsidiaries; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted primarily from the gross negligence or willful misconduct of, or the material breach of this Agreement by, such Indemnitee or (y) arise out of any claim, litigation, investigation or proceeding brought by such Indemnitee against another Indemnitee (other than any such claim, litigation, investigation or proceeding brought by or against the Facility Agent, acting in its capacity as Facility Agent) that does not involve any act or omission of the Borrower or any member of the Group.
     (c) To the extent that the Borrower fails to pay any amount required to be paid by it to the Facility Agent, the Collateral Agent or the Swingline Lenders under paragraph (a) or (b) of this Section, each Lender severally agrees to pay to the Facility Agent, the Collateral Agent or the Swingline Lenders, as the case may be, such Lender’s pro rata share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Facility Agent, the Collateral Agent or the Swingline Lenders in their capacity as such. For purposes hereof, a Lender’s “pro rata share” shall be determined based upon its share of the sum of the Aggregate Revolving Credit Exposure and unused Commitments at the time.
     (d) To the extent permitted by applicable law, the Borrower shall not assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement or any agreement or instrument contemplated hereby, the Transactions, any Loan or the use of the proceeds thereof.
     (e) The provisions of this Section 9.05 shall remain operative and in full force and effect regardless of the expiration of the term of this Agreement, the consummation of the transactions contemplated hereby, the repayment of any of the Loans, the expiration of the Commitments, the invalidity or unenforceability of any term or provision of this Agreement or any other Finance

Document, or any investigation made by or on behalf of the Facility Agent, the Collateral Agent or any Lender. All amounts due under this Section 9.05 shall be payable on written demand therefor.
     SECTION 9.06. Right of Setoff
     If an Event of Default shall have occurred and be continuing, each Lender is hereby authorized at any time and from time to time, except to the extent prohibited by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by such Lender to or for the credit or the account of the Borrower against any of and all the obligations of the Borrower now or hereafter existing under this Agreement and other Finance Documents held by such Lender, irrespective of whether or not such Lender shall have made any demand under this Agreement or such other Finance Document and although such obligations may be unmatured. The rights of each Lender under this Section 9.06 are in addition to other rights and remedies (including other rights of setoff) which such Lender may have.
     SECTION 9.07. Applicable Law
     This Agreement is governed by French law. The Tribunal de Commerce de Paris has exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement) (a “Dispute”). This Section is for the benefit of the Finance Parties only. As a result, no Finance Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties may take concurrent proceedings in any number of jurisdictions.
     SECTION 9.08. Waivers; Amendment
     (a) Subject to Section 9.08(c) any term of the Finance Documents may be amended or waived only with the consent of the Majority Lenders and the Borrower and any such amendment or waiver will be binding on all Parties.
     (b) The Facility Agent may effect, on behalf of any Finance Party, any amendment or waiver permitted by this Section.
     (c) An amendment or waiver that has the effect of changing or which relates to:
(i)	the definition of “Majority Lenders” in Section 1.01 (Defined Terms);

(ii)	an extension to the date of payment of any amount under the Finance Documents;

(iii)	a reduction in the Margin or a reduction in the amount of any payment of principal, interest, fees or commission payable;

(iv)	an increase in or an extension of any Commitment;

(v)	a change to the Borrower or Guarantors other than in accordance with Section 5.20(d) and the terms of the Guarantee Agreement or the Norwegian Guarantee Agreement;

(vi)	any provision which expressly requires the consent of all the Lenders; or

(vii)	Section 2.01 (b), Section 9.04 (Changes to the Lenders) or this Section 9.08, shall not be made without the prior consent of all the Lenders.
     (d) An amendment or waiver that has the effect of changing or which relates to Section 2.17 shall not be made without the prior written consent of all the Swingline Lenders and the Majority Lenders.
     (e) An amendment or waiver which relates to the rights or obligations of the Facility Agent or the Lead Arrangers may not be effected without the consent of the Facility Agent or the Lead Arrangers.
     SECTION 9.09. Severability
     In the event any one or more of the provisions contained in this Agreement or in any other Finance Document should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby (it being understood that the invalidity of a particular provision in a particular jurisdiction shall not in and of itself affect the validity of such provision in any other jurisdiction). The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.
     SECTION 9.10. Headings
     Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

     This Agreement has been entered into in Paris in fifteen (15) original copies on the date stated at the beginning of this Agreement.
COMPAGNIE GÉNÉRALE DE
GÉOPHYSIQUE - VERITAS, as Borrower
by

Name: /s/ S. P. Frydman

Title:

NATIXIS, as Lender	BNP PARIBAS, as Lender
by	by

Name: /s/ J. P. Chavanne	Name: /s/ J. P. Chavanne

Title:	Title:

SOCIETE GENERALE, Lender by	CREDIT MUTUEL — CIC (acting through Crédit Industriel et Commercial), as Lender by

Name: /s/ J. P. Chavanne	Name: /s/ J. Lemonnier

Title:	Title:

CALYON, as Lender	KBC, as Lender
by	by

Name: /s/ J. Lemonnier	Name: /s/ O. Menard

Title:	Title:

NATIXIS, as Facility Agent by	CREDIT SUISSE, Cayman Islands Branch, as Collateral Agent by

Name: /s/ J. P. Chavanne	Name: /s/ V. Landon

Title:	Title:

NATIXIS, as Mandated Lead Arranger	Agent
by	by

Name: /s/ J. P. Chavanne	Name: /s/ E. Regniez

Title:	Title:

SG CORPORATE & INVESTMENT BANKING, as Lead Arranger	BNP PARIBAS, as Lead Arranger
by	by

Name: /s/ J. P. Chavanne	Name: /s/ J. P. Chavanne

Title:	Title:

CALYON, as Lead Arranger	CREDIT MUTUEL — CIC (acting through Crédit Industriel et Commercial), as Lead Arranger
by	by

Name: /s/ J. Lemonnier	Name: /s/ J. Lemonnier

Title:	Title:

KBC, as Lead Arranger
by

Name: /s/ O. Menard

Title:

Schedule 1
Commitments

Name of Lender	Commitment
Natixis	$ 45,000,000

(including $25,000,000 Swingline)

BNP Paribas	$ 45,000,000

(including $25,000,000 Swingline)

Societe Generale	$ 45,000,000

CREDIT MUTUEL – CIC (acting through Credit Industriel et Commercial)	$ 25,000,000

Calyon	$ 20,000,000

KBC	$ 20,000,000

Total Commitments	$200,000,000

Schedule 2
Form of Transfer Agreement
This Transfer Agreement is made on [●]
BETWEEN:
(1)	[●] (the “Existing Lender”)
AND:
(2)	[●] (the “New Lender”)
WHEREAS:
(A)	The Existing Lender has entered into a revolving credit facility in an aggregate amount equal to two hundred million dollars (USD 200,000,000) under a revolving credit facility agreement dated [●], between Compagnie Générale de Géophysique — Veritas, the financial institutions listed therein as Lenders, Natixis as Mandated Lead Arranger, and Natixis as Facility Agent, Credit Suisse as Collateral Agent (the “Facility Agreement”).

(B)	The Existing Lender wishes to transfer and the New Lender wishes to acquire [all] [the part specified in the Schedule of this Transfer Agreement] of the Existing Lender’s Commitment, rights and obligations referred to in the Schedule to this Transfer Agreement.

(C)	Terms defined in the Facility Agreement have the same meaning when used in this Transfer Agreement.
IT IS AGREED AS FOLLOWS:
1.	The Existing Lender and the New Lender agree to the transfer (cession) of [all] [the part specified in the Schedule of this Transfer Agreement] of the Existing Lender’s Commitment, rights and obligations referred to in the Schedule to this Transfer Agreement in accordance with Section [●] of the Facility Agreement (Procedure for transfer).

2.	The proposed Transfer Date is [●].

3.	The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Section [●] (Addresses) are set out in the Schedule of this Transfer Agreement.

4.	The New Lender acknowledges the limitations on the Existing Lender’s liabilities set out in paragraph (iii) of Section [●] (Conditions of transfer) of the Facility Agreement.

5.	The New Lender confirms to the other Finance Parties represented by the Facility Agent that it will assume the same obligations to those Parties as it would have been under if it was an original Lender.

6.	This Transfer Agreement is governed by French law. The Tribunal of Commerce of Paris shall have jurisdiction in relation to any dispute concerning it.
SCHEDULE
Commitment/rights and obligations to be transferred
[insert relevant details]
[Facility Office address, fax number and attention details for notices and account details for payments]

[Existing Lender]	[New Lender]
By:	By:
This Transfer Agreement is accepted by the Facility Agent and the Transfer Date is confirmed as
[●].
[Agent]
By:

Schedule 3
Borrowing Requests
Part I
Borrowing Request
(Revolving Loan other than a Swingline Loan)
From:  [Borrower]
To:      [Agent]
Dated:
Dear Sirs
Compagnie Générale de Géophysique — Veritas – $ 200,000,000 Facility Agreement dated [●] (the “Agreement”)
We refer to the Agreement. This is a Borrowing Request. Terms defined in the Agreement have the same meaning in this Borrowing Request unless given a different meaning in this Borrowing Request.
We wish to borrow a Loan on the following terms:

Proposed date of Borrowing:	[●] (or, if that is not a Business Day, the next Business Day)

Facility to be utilised:	Revolving Facility

Currency of Loan:	[EUR] / [USD]

Amount:	[●] or, if less, the Available Facility

Interest Period:	[●]
We confirm that each condition specified in Section 4.01 (All Credit Events) is satisfied on the date of this Borrowing Request.
The proceeds of this Loan should be credited to [account].
This Borrowing Request is irrevocable.
Yours faithfully

authorised signatory for
Compagnie Générale de Géophysique — Veritas

PART II
Borrowing Request
Swingline Loan
From:  [Borrower]
To:      [Agent]
Dated:
Dear Sirs,
Compagnie Générale de Géophysique — Veritas – $ 200,000,000 Facility Agreement dated [●] (the “Agreement”)
7.	We wish to borrow a Swingline Loan on the following terms:

Proposed date of Borrowing:	[1 to 5] (or, if that is not a [Swingline Business Day], the next [Swingline Business Day]

Facility to be utilised:	Swingline Facility

Amount:	Euro [ ] or, if less, the Available Swingline Facility

Interest Period:
8.	We confirm that each condition specified in Section 4.01 (All Credit Events) is satisfied on the date of this Borrowing Request.

9.	The proceeds of this Swingline Loan should be credited to [account].

10.	This Borrowing Request is irrevocable.
Yours faithfully

Authorised Signatory for
Compagnie Générale de Géophysique — Veritas

Schedule 4
List of Initial Security Documents
Australia
(1)	Memorandum of Deposit (Shares) dated 7 February 2007 between Veritas Investments Inc. and Credit Suisse, for the benefit of the Secured Parties as defined therein;
Canada
(2)	Pledge and Security Agreement (Canada) dated 7 February 2007 between Compagnie Générale de Géophysique – Véritas, the Subsidiaries of Compagnie Générale de Géophysique – Véritas from time to time party thereto and Credit Suisse;
France
(3)	Financial Instruments Accounts Pledge Agreement (French) dated 7 February 2007 between Compagnie Générale de Géophysique – Véritas and Credit Suisse;
Norway
(4)	Guarantee Agreement (Norway) dated 7 February 2007 between Compagnie Générale de Géophysique – Véritas, CGG Marine Resources Norge A/S, the Subsidiaries of Compagnie Générale de Géophysique – Véritas from time to time party thereto and Credit Suisse;

(5)	Share Pledge Agreement dated 7 February 2007 between Compagnie Générale de Géophysique – Véritas and Credit Suisse, in respect of shares in CGG Marine Resources Norge AS;

(6)	Share Pledge Agreement dated 7 February 2007 between Compagnie Générale de Géophysique – Véritas and Credit Suisse, in respect of shares in Exploration Resources AS;
United Kingdom
(7)	Share Charge dated 7 February 2007 between Veritas Geophysical Corporation and Credit Suisse;
United States of America
(8)	Guarantee Agreement dated 7 February 2007 between Compagnie Générale de Géophysique – Véritas, the Subsidiaries of Compagnie Générale de Géophysique – Véritas from time to time party thereto and Credit Suisse;
(9)	Pledge and Security Agreement (US) dated 7 February 2007 between Compagnie Générale de Géophysique – Véritas, the Subsidiaries of Compagnie Générale de Géophysique – Véritas from time to time party thereto and Credit Suisse;
(10)	Parent Pledge Agreement dated 7 February 2007 between Compagnie Générale de Géophysique – Véritas and Credit Suisse;

(11)	Copyright Security Agreement dated 7 February 2007 between CGG Véritas Services Inc. (formerly know as Volnay Acquisition Co. II) and Credit Suisse;
(12)	Trademark Security Agreement dated 7 February 2007 between CGG Véritas Services Inc. (formerly know as Volnay Acquisition Co. II), CGGAmerica, Inc., Veritas Geophysical Corporation and Credit Suisse;
(13)	Patent Security Agreement dated 7 February 2007 between CGG Véritas Services Inc. (formerly know as Volnay Acquisition Co. II), Sercel, Inc., and Credit Suisse;
and each of the security agreements, mortgages and other instruments and documents executed and delivered pursuant to any of the foregoing or pursuant this Agreement, together with any other document entered into by any Obligor creating or expressed to create any Security over all or any part of its assets in respect of the obligations of any of the Obligors under any of the Finance Documents.

Schedule 5
Mandatory Cost formulae
(1)	The Mandatory Cost is an addition to the interest rate to compensate Lenders for the cost of compliance with (a) the requirements of the Bank of England and/or the Financial Services Authority (or, in either case, any other authority which replaces all or any of its functions) or (b) the requirements of the European Central Bank.

(2)	On the first day of each Interest Period (or as soon as possible thereafter) the Facility Agent shall calculate, as a percentage rate, a rate (the “Additional Cost Rate”) for each Lender, in accordance with the paragraphs set out below. The Mandatory Cost will be calculated by the Facility Agent as a weighted average of the Lenders’ Additional Cost Rates (weighted in proportion to the percentage participation of each Lender in the relevant Loan) and will be expressed as a percentage rate per annum.

(3)	The Additional Cost Rate for any Lender lending from a Facility Office in a Participating Member State will be the percentage notified by that Lender to the Facility Agent. This percentage will be certified by that Lender in its notice to the Facility Agent to be its reasonable determination of the cost (expressed as a percentage of that Lender’s participation in all Loans made from that Facility Office) of complying with the minimum reserve requirements of the European Central Bank in respect of loans made from that Facility Office.

(4)	The Additional Cost Rate for any Lender lending from a Facility Office in United Kingdom will be calculated by the Facility Agent as follows:

E x 0.01	per cent. per annum
300
Where:

E	is designed to compensate Lenders for amounts payable under the Fees Rules and is calculated by the Facility Agent as being the average of the most recent rates of charge supplied by the Reference Banks to the Facility Agent pursuant to paragraph 7 below and expressed in pounds per GBP 1,000,000.
(5)	For the purposes of this Schedule, “Fees Rules” means the rules on periodic fees contained in the FSA Supervision Manual or such other law or regulation as may be in force from time to time in respect of the payment of fees for the acceptance of deposits.

(6)	If requested by the Facility Agent, each Reference Bank shall, as soon as practicable after publication by the Financial Services Authority, supply to the Facility Agent, the rate of charge payable by that Reference Bank to the Financial Services Authority pursuant to the Fees Rules in respect of the relevant Financial Year of the Financial Services Authority (calculated for this purpose by that Reference Bank as being the average of the Fee Tariffs applicable to that Reference Bank for that Financial Year) and expressed in pounds per GBP 1,000,000 of the Tariff Base of that Reference Bank.

(7)	Each Lender shall supply any information required by the Facility Agent for the purpose of calculating its Additional Cost Rate. In particular, but without limitation, each Lender shall supply the following information on or prior to the date on which it becomes a Lender:
(a)	the jurisdiction of its Facility Office; and

(b)	any other information that the Facility Agent may reasonably require for such purpose.
Each Lender shall promptly notify the Facility Agent of any change to the information provided by it pursuant to this paragraph.

(8)	The percentages of each Lender for the purpose of A and C above and the rates of charge of each Reference Bank for the purpose of E above shall be determined by the Facility Agent based upon the information supplied to it pursuant to paragraphs (6) and (7) above and on the assumption that, unless a Lender notifies the Facility Agent to the contrary, each Lender’s obligations in relation to cash ratio deposits and Special Deposits are the same as those of a typical bank from its jurisdiction of incorporation with a Facility Office in the same jurisdiction as its Facility Office.

(9)	The Facility Agent shall have no liability to any person if such determination results in an Additional Cost Rate which over or under compensates any Lender and shall be entitled to assume that the information provided by any Lender or Reference Bank pursuant to paragraphs (3), (6) and (7) above is true and correct in all respects.

(10)	The Facility Agent shall distribute the additional amounts received as a result of the Mandatory Cost to the Lenders on the basis of the Additional Cost Rate for each Lender based on the information provided by each Lender and each Reference Bank pursuant to paragraphs (3), (6) and (7) above.

(11)	Any determination by the Facility Agent pursuant to this Schedule in relation to a formula, the Mandatory Cost, an Additional Cost Rate or any amount payable to a Lender shall, in the absence of manifest error, be conclusive and binding on all Parties.

(12)	The Facility Agent may from time to time, after consultation with the Company and the Lenders, determine and notify to all Parties any amendments which are required to be made to this Schedule in order to comply with any change in law, regulation or any requirements from time to time imposed by the Bank of England, the Financial Services Authority or the European Central Bank (or, in any case, any other authority which replaces all or any of its functions) and any such determination shall, in the absence of manifest error, be conclusive and binding on all Parties.

Schedule 6
Form of Compliance Certificate

To:	Natixis as Facility Agent
From:	[Company]
Dated:	[●]
Dear Sirs
Compagnie Générale de Géophysique — Veritas – $200,000,000 Facility Agreement dated [●] (the “Agreement”)
1.	We refer to the Agreement. This is a Compliance Certificate. Terms defined in the Agreement have the same meaning when used in this Compliance Certificate unless given a different meaning in this Compliance Certificate.

2.	We confirm that: [Insert details of covenants to be certified]

3.	[We confirm that no Default is continuing.]

Signed:
	Director	Director
	Of	of
	[Company]	[Company]

for and on behalf of